                                                Filed pursuant to Rule 424(b)(2)
                                                Registration No. 333-56941


                         AMERICAN DENTAL PARTNERS, INC.
                         750,000 Shares of Common Stock

                                      and

                   $25,000,000 Aggregate Principal Amount of
                         Subordinated Promissory Notes

     We may use this prospectus to offer and sell up to 750,000 shares of our Common Stock and up to $25,000,000 of Subordinated Promissory Notes at various times in connection with future business combinations and affiliation transactions involving our company or its subsidiaries. The Common Stock and the Subordinated Promissory Notes covered by this prospectus may be issued in connection with:

    . mergers, consolidations, recapitalizations or similar plans of acquisitions;

    .      purchases of some or all of the assets of businesses;

    . exchanges for the outstanding securities, obligations or other interests of businesses; or

    .      affiliation transactions.

     We expect that the specific terms of each business combination or affiliation transaction in which Common Stock or Subordinated Promissory Notes will be issued will be negotiated with the owners or other controlling persons of the businesses involved. Generally, the securities covered by this prospectus that are issued in a business combination or affiliation transaction will be valued:

    . at a price based on their market value at the time the business combination or affiliation transaction is agreed upon or at the time they are delivered;

    . at a price based on average market prices for periods ending at or near these times; or

    .      on such other basis as the parties may agree.

     We do not expect that underwriting discounts or commissions will be paid in connection with the issuances of securities under this prospectus. However, brokers' commissions or finders' fees may be paid at various times in connection with specific business combinations or affiliation transactions. Any person receiving these fees may be deemed an underwriter within the meaning of the Securities Act of 1933, and any profit on the resale of Common Stock or Subordinated Promissory Notes purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

     Our Common Stock trades on the Nasdaq National Market under the symbol "ADPI." On May 14, 1999, the last reported sales price of our Common Stock was $10.500 per share.

Investing in the Common Stock and the Subordinated Promissory Notes issued under this prospectus involves risk. Before making any investment in our company, you should consider carefully the risk factors beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved any of the securities offered by this prospectus or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                               ----------------

                  The date of this prospectus is May 28, 1999.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy (upon the payment of fees prescribed by the SEC) any document that we file with the SEC at its public reference rooms in Washington, D.C., (450 Fifth Street, N.W. 20549), New York, New York (7 World Trade Center, Suite 1300 10048), and Chicago, Illinois (500 West Madison Street, Suite 1400 60661). You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public on the Internet through the SEC's EDGAR database. You may access the EDGAR database at the SEC's web site at http://www.sec.gov. We also maintain a web site at http://www.amdpi.com.

   This prospectus is part of a registration statement (on Form S-4) that we have filed with the SEC relating to the Common Stock and the Subordinated Promissory Notes offered by this prospectus. As permitted by SEC rules, this prospectus does not contain all the information contained in the registration statement and its accompanying exhibits and schedules which we have also filed with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our Common Stock and our Subordinated Promissory Notes. The registration statement, exhibits and schedules are available at the SEC's public reference rooms or through its EDGAR database on the Internet.

   Our Common Stock is traded on the Nasdaq National Market. Periodic reports, proxy materials and other information concerning us, when filed, may be inspected at the offices of the Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

   You may obtain a copy of these filings, at no cost, by writing or telephoning us at the following address:

     American Dental Partners, Inc.
     301 Edgewater Place, Suite 320
     Wakefield, Massachusetts 01880
     (781) 224-0880
     Attention: Investor Relations

   To ensure timely delivery of these materials, you should make any request no later than five business days prior to the date on which you must make your investment decision.

                          FORWARD-LOOKING STATEMENTS

   Certain statements in this prospectus may constitute "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements are based on management's current beliefs, assumptions and expectations of our future economic performance, taking into account information available at the time the statements are made. Forward-looking statements are subject to uncertainties and other factors that may cause our actual performance or financial condition in the future to be materially different from the expectations stated in the forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from expectations are set forth in the "Risk Factors" section of this prospectus.

   Statements which include the words "believe," "expect," "anticipate," "project," "estimate," "forecast" and similar expressions should be considered forward-looking statements. These statements speak only as of the date they were made, and we are not obligated to publicly update or revise them, whether as a result of new information, future events or otherwise.

                               PROSPECTUS SUMMARY

   This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the financial statements and related notes, before making an investment decision. The terms "we," "us" and "our" as used in this prospectus refer to "American Dental Partners, Inc.", its management service organization ("MSO") subsidiaries and its wholly owned subsidiaries, Orthocare, Ltd. and American Dental Professional Services, Inc., as a consolidated entity, except where it is made clear that such term means only the parent company . The term "PC" means the dental professional corporation or other professional entity formed by the dentists of the affiliating dental group practice. We do not own or control the PCs and, accordingly, do not consolidate the financial statements of the PCs with ours.

Our Company

   American Dental Partners, Inc. is a leading provider of dental practice management services to dental group practices in selected markets throughout the United States. We seek to affiliate with leading dental groups that provide a comprehensive range of dental care services, have outstanding reputations for quality and have proven records of financial performance.

Our Address

   Our principal executive offices are located at 301 Edgewater Place, Suite 320, Wakefield, Massachusetts 01880. Our telephone number at that location is
(781) 224-0880.

Our Industry

   The United States Health Care Financing Administration estimates that expenditures for dental care were approximately $50.6 billion in 1997 and will reach approximately $95.2 billion by 2007, representing a compound annual growth rate of approximately 6.5%. We believe that the growth in expenditures for dental care will continue to be driven by both increases in costs and increases in demand for services due to:

  (i)   improved dental benefits offered by employers;
  (ii) increased availability and use of dental insurance, including preferred provider organization plans and capitated managed care plans;
  (iii) increased demand for dental care from an aging population; and
  (iv)  increased demand for cosmetic and preventative procedures.

   We believe that this growth will benefit not only dentists, but companies that provide services to the dental care industry, such as dental practice management companies. However, the failure of any of the foregoing factors to materialize could offset increases in demand for dental care, and any such increases may not correlate with growth in our business.

   The delivery of dental care in the United States is highly fragmented. Unlike many other sectors of the health care services industry, the dental care industry is in the early stages of consolidation. Although dental care is typically offered by solo practitioners, the trend toward group practice is growing. According to the American Dental Association, in 1995, 11.8% of the approximately 153,300 dentists in the United States were practicing in groups of three or more, up from 4.1% in 1991. We believe that this consolidation trend will continue and that dental group practices will seek to affiliate with entities, such as us, that:

  (i) allow dentists to focus on the clinical aspects of dentistry by providing management resources to conduct the business and administrative aspects of dentistry;
  (ii) provide information and operating systems that are required to effectively operate in an increasingly complex reimbursement environment;
  (iii) assist with third-party contracting;

  (iv) realize economies of scale in purchasing and provide access to capital;
       and
  (v)  provide dentists the opportunity to realize value for their practices.

Our Affiliation Model

   When affiliating with a dental group practice, we acquire substantially all of the assets of the dental group practice and enter into a long-term service agreement to manage all of the non-clinical aspects of the dental operations. We share the best practices of our network of affiliated practices with each affiliate and provide assistance with information systems, budgeting, financial reporting, facilities management, third-party payor contracting, supplies and equipment procurement, quality assurance initiatives, billing and collecting accounts receivable, marketing and recruiting, hiring and training support staff.

   Under our service agreements with dental practices, we are responsible for providing all services necessary for the administration of the non-clinical aspects of the dental operations and the dental professional corporation is responsible for the provision of dental care. The dental professional corporation reimburses us for expenses we incur on its behalf in connection with the operation and administration of the dental facilities and pays us fees for our management services. Each of our service agreements is for an initial term of 40 years.

Our Strategy

   Our objective is to be the leading dental practice management company in the United States. Our strategy for achieving this objective is to:

  (i) expand into carefully selected and diverse geographic markets which have favorable demographics and projected economic growth;
  (ii) affiliate with leading dental group practices which have reputations for quality care and proven records of financial performance;
  (iii) increase market penetration in each of our markets through additional affiliations, recruitment of dentists and new facility development;
  (iv) add value to each affiliated dental group practice by assisting the practice in improving operating performance; and
  (v) pursue various initiatives to help our affiliates provide the highest quality of care and service.

                                  The Offering

Common Stock offered.......... We are offering 750,000 shares of Common Stock to be issued in connection with the acquisition of businesses, properties or securities in acquisition and affiliation transactions. Through May 14, 1999, we have issued 70,122 shares of Common Stock under this prospectus and 679,878 shares remain available for future issuance.

Subordinated Promissory Notes
offered....................... We are offering $25,000,000 aggregate principal amount of Subordinated Promissory Notes to be issued in connection with our acquisition of businesses, properties or securities in acquisition and affiliation transactions. Through May 14, 1999, we have issued $1,195,000 aggregate principal amount of notes and $23,805,000 of notes remain available for future issuance.

Terms of acquisitions and
affiliations.................. We expect that the terms upon which we may issue Common Stock and Subordinated Promissory Notes under this prospectus in acquisition and affiliation transactions, including the rates of interest for the Subordinated Promissory Notes, will be determined through negotiations with the security holders or principal owners of the businesses whose securities or assets we are acquiring. We expect that the Common Stock issued will be valued at prices reasonably related to market prices for the Common Stock prevailing either at the time an acquisition agreement is executed or at the time an acquisition is consummated. The Subordinated Promissory Notes will be unsecured debt obligations, subordinated to all senior indebtedness, which is generally our bank debt, payable over seven years and on parity with all currently outstanding Subordinated Promissory Notes and any that may be issued in the future. In addition, if you are an affiliate of a business we acquire or affiliate with, there will be limitations on how many shares you can sell under SEC rules.

Transfer of Common Stock...... If you acquire shares of Common Stock in transactions pursuant to this prospectus, we may require you to hold all or some portion of the Common Stock for some period of time.


Transfer of Subordinated
Promissory Notes.............. If you acquire Subordinated Promissory Notes in acquisition and affiliation transactions pursuant to this prospectus, you should be aware that presently there is no market for the Subordinated Promissory Notes, and it is not anticipated that a market for the Subordinated Promissory Notes will develop. In addition, the acquisition agreements for the applicable acquisition and affiliation transactions will contain certain restrictions with respect to your transfer of the Subordinated Notes.

Common Stock outstanding...... As of May 14, 1999, there are 7,517,448 shares of Common Stock outstanding (1)

Nasdaq National Market
symbol........................ Our Common Stock is traded in the Nasdaq
                               National Market under the symbol "ADPI."
--------
(1) Does not include shares of Common Stock issuable upon the exercise of outstanding options issued pursuant to our stock option plans.

                 Summary Historical Consolidated Financial Data
         (in thousands, except ratios, per share and statistical data)

   We are providing the following summary financial information to aid you in your analysis of our financial results and condition. This information is only a summary and you should read it in conjunction with our historical and consolidated financial statements and the related notes, beginning on page F-1, and the information under "Our Company," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                        Years Ended December     Three Months
                                                31,             Ended March 31,
                                       ------------------------ ---------------
                                        1996    1997     1998    1998    1999
                                       ------  -------  ------- ------- -------
Statement of Operations Data:
Net revenue..........................  $3,933  $53,270  $84,090 $18,171 $26,234
Operating expenses...................   6,414   51,513   76,639  16,963  23,537
Earnings (loss) from operations......  (2,481)   1,757    7,451   1,208   2,697
Interest expense (income), net.......     (38)     563    1,085     439     284
Earnings (loss) before income taxes..  (2,443)   1,194    6,366     769   2,413
Income taxes.........................      --      124    2,480     300   1,059
Net earnings (loss)..................  (2,443)   1,070    3,886     469   1,354
Net earnings (loss) per common share
 (1):
  Basic..............................  $(3.45) $ (0.05) $  0.59 $  0.06 $  0.18
  Diluted............................  $(3.45) $ (0.05) $  0.54 $  0.06 $  0.18
Weighted average common shares
 outstanding (1):
  Basic..............................     768    2,273    5,907   2,429   7,471
  Diluted............................     768    2,273    6,867   2,632   7,669
Ratio of earnings to fixed charges
 (2).................................     N/A      2.4      5.5     2.5     7.7

                                                        December 31,
                                                        -------------  March 31,
                                                         1997   1998     1999
                                                        ------ ------  ---------
Balance Sheet Data:
Cash and cash equivalents.............................. $4,675 $2,091   $2,995
Working capital........................................    759 (2,725)  (2,597)
Total assets........................................... 47,959 70,535   84,953
Long-term debt, excluding current maturities........... 21,253  9,980   20,076
Redeemable and convertible preferred stock............. 16,297     --       --
Total stockholders' equity.............................    909 48,305   50,320

                                                         December 31,
                                                        -------------- March 31,
                                                        1996 1997 1998   1999
                                                        ---- ---- ---- ---------
Statistical Data (end of period):
Number of states.......................................   3    5    8       10
Number of dental facilities............................  42   77  103      123
Number of operatories (3).............................. 331  566  830    1,013
Number of affiliated dentists (4)...................... 128  171  231      274

--------
(1) Net earnings (loss) per common share are computed on the basis described in Notes 2 and 11 to our Consolidated Financial Statements and in Note 3 to our Unaudited Interim Consolidated Financial Statements.
(2) The ratio of earnings to fixed charges is computed by dividing our fixed charges into earnings before income taxes plus fixed charges. Fixed charges include interest expense, amortization of debt expenses and the portion of non-reimbursed rental expense estimated to be representative of the interest factor (approximately 1/3 of non-reimbursed rental expense). Fixed charges ordinarily do not include any provision for principal repayment. For the year ended December 31, 1996, our earnings before income taxes plus fixed charges were insufficient to cover fixed charges by approximately $2.4 million.
(3) An operatory is an area where dental care is performed and generally contains a dental chair, a hand piece delivery system and other essential dental equipment.
(4) Includes full-time general dentists employed by the PCs with which we are affiliated and full-time specialists, some of whom are independent contractors to the PCs.

                                  RISK FACTORS

Limited Operating History

   We were formed in December 1995. We began our dental practice management operations in November 1996 when we completed the affiliation with our first dental practice. We had an operating loss in 1996. Although we were profitable in 1997 and in 1998, there can be no assurance that we will be able to sustain profitable operations.

Affiliation Strategy Risks

   Our strategy includes expansion through affiliations with dental practices in new and existing markets and the expansion of such affiliated practices. Affiliations involve numerous risks, including failure to retain key personnel and contracts of the affiliated practices and the inability to integrate businesses without material disruption. In addition, we compete with other dental practice management companies which have a similar strategy, some of which may have greater financial resources and a longer operating history than us. Competition for affiliations may intensify due to ongoing consolidation in the dental care services industry, which may substantially increase the costs associated with completing affiliation transactions. There can be no assurance that any future affiliations will be successfully integrated into our operations, that competition for affiliations will not intensify or that we will be able to complete such affiliations on acceptable terms and conditions. In addition, the costs of unsuccessful affiliation efforts may adversely affect our business, financial condition or results of operations.

   We devote substantial time and resources to affiliation-related activities. Identifying appropriate affiliation candidates and negotiating and consummating affiliations with dental practices can be a lengthy, complex and costly process. The success of our affiliation strategy will depend on a number of factors, including our ability to identify and affiliate with quality dental practices in suitable markets and regulatory constraints. There can be no assurance that our affiliation strategy will be successful or that modifications to our strategy will not be required.

Risks Related to Rapid Growth

   We are experiencing rapid growth as a result of our dental practice affiliations. This growth has placed, and will continue to place, significant demands upon our management, operations and systems. Our ability to manage our growth effectively will depend upon our ability to hire, train and assimilate additional management and other employees and our ability to expand, improve and effectively use our accounting and finance, management and operating systems in order to accommodate our expanded operations. A failure by management to anticipate, implement and manage effectively the changes required to sustain our growth could have a material adverse effect on our business, financial condition and results of operations.

Dependence Upon Affiliated Dental Group Practices

   Our revenue depends on revenue generated by dental group practices with which we affiliate. We do not employ dentists or control the clinical practices of the dental groups with which we affiliate. There can be no assurance that dental group practices with which we affiliate will maintain successful dental practices or that any of the key members of a particular dental group practice will continue practicing with that group. A shortage of available dentists could have a material adverse effect on our expansion opportunities. To the extent permitted by state law, each PC has entered into non-competition agreements and other restrictive covenants with the dentists employed by the PC. There can be no assurance that these restrictive covenants are or will be sufficient to protect our interests or the PC or that a court would enforce such agreements. Any material loss of revenue by the affiliated dental group practices, whether through the loss of existing dentists, the inability to attract new dentists or otherwise, could have a material adverse effect on our business, financial condition and results of operations.

Dependence Upon Service Agreements

   We are dependent upon the service agreements we have entered into with each of our affiliated PCs for substantially all of our operating revenue. Under the service agreements, we are responsible for providing all services necessary for the administration of the non-clinical aspects of the dental operations. We pay all expenses incurred for these services. We are reimbursed for these expenses and also receive fees for providing management services. Our service fees typically consist of a fixed monthly fee and an additional variable fee. The fixed monthly fee is determined prior to each affiliation and annually thereafter by agreement between us and the affiliated dental group in a formal budgeting process. To the extent that there is operating income after payment of the fixed monthly fee, reimbursement of expenses incurred in connection with the operation and administration of the dental facilities and payment of provider expenses, an additional variable fee is paid to us in the amount of such excess up to budgeted operating income and 50% of such excess over budgeted operating income. Under certain service agreements, our service fees consist of a variable monthly fee which is based upon a specified percentage of the amount by which the PC's adjusted gross revenue exceeds expenses incurred in connection with the operation and administration of our dental facilities. In those situations, no additional variable fee is applicable.

   Revenue generated from service agreements with two of our affiliated dental group practices, Park Dental and Smileage Dental Care, represented approximately 56% and 16%, respectively, of our consolidated net revenue for the year ended December 31, 1997 and approximately 41% and 12%, respectively, of our consolidated net revenue for the year ended December 31, 1998. The termination of either of these service agreements could have a material adverse effect on our business, financial condition and results of operations.

   Any material loss in revenue by one or more PCs would have a material adverse effect on their ability to reimburse us for expenses and to pay service fees. The failure to receive such amounts could have a material adverse effect on our business, financial condition and results of operations. Furthermore, in the event of a breach of a service agreement by a PC, there can be no assurance that the remedies available to us under the service agreements will be enforceable or will be adequate to compensate us for our damages resulting from such breach.

Government Regulation

   The dental industry and dental practices are highly regulated at the state and federal levels. The laws of many states, including states where we operate and anticipate operating, prohibit entities not wholly owned or controlled by dentists from practicing dentistry (which in some states includes owning, managing or controlling the assets, equipment or offices used in a dental practice), employing dentists and, in some circumstances, dental assistants and dental hygienists, or exercising control over the provision of dental services. These laws also often regulate the content of advertisements of dental services. We and our affiliated dental practices are also subject to state and/or federal licensure, fraud and abuse, anti-kickback, false claims, fee splitting, self-referral, antitrust and safety and health laws and regulations. At the state level, many of these laws and regulations vary widely. In addition, these laws and regulations are enforced by federal and state regulatory authorities with broad discretion. We do not, and do not intend to, control the practice of dentistry by the affiliated dental group practices or their compliance with the regulatory requirements directly applicable to dentists or the practice of dentistry. However, there can be no assurance that any review of our business relationships, including our relationship with affiliated dental group practices, by courts or other regulatory authorities, will not result in determinations that could have a material adverse effect on our operations, or that the laws and regulatory environment will not change to restrict or limit the enforceability of our service agreements. The laws and regulations of some states in which we may seek to expand may require us to change our contractual relationships with dental practices in a manner that may restrict our operations in those states or may prevent us from affiliating with dental practices or providing comprehensive services to dental practices in those states. To the extent that we or any affiliated dental group practice contracts with third party payors, including self-insured plans, on a capitated or other basis which causes us or such affiliated dental group practice to assume a portion of the financial risk of providing dental care, we or such affiliated dental group practice may become subject to state insurance laws, in which case we may be required to change the method of payment from third party payors or seek appropriate licensure. Any regulation of us or our affiliated dental group practices under insurance laws could have a material adverse effect on our business, financial condition and results of operations. See "Business-- Government Regulation."

Need for Additional Financing

   Our ability to execute our business strategy depends to a significant degree on our ability to obtain substantial capital to finance future affiliations. To date, we have obtained financing through the public sale of our Common Stock in our initial public offering, the private sales of Preferred and Common Stock and through our $50 million revolving credit facility. We have historically used a combination of cash, Common Stock and Subordinated Notes as consideration in affiliations with dental practices and intend to continue this practice. However, our ability to use our Common Stock and Subordinated Notes as consideration for future affiliations may be adversely affected if our Common Stock fails to maintain a sufficient market value or if the affiliation candidates are unwilling to accept the Subordinated Notes. Furthermore, while funds are currently available under our revolving credit facility, our ability to draw such funds is subject to certain terms and conditions, and there can be no assurance that we will be able to satisfy such terms and conditions. There can be no assurance that any other financing will be available to us, or if available, that such financing would be available on favorable terms.

Subordination of Subordinated Notes

   The Subordinated Notes will be unsecured debt obligations of us and will at all times remain subordinated to all Senior Indebtedness. The Subordinated Notes will not restrict us from incurring any other indebtedness, some of which may be senior to the Subordinated Notes and secured. Because of such subordination, in the event of our liquidation and dissolution, the holders of the Subordinated Notes may receive less, ratably, than our other creditors. See "Description of Subordinated Notes."

Setoff Against Subordinated Notes

   Under the terms of the acquisition agreements to be entered into in connection with the acquisition and affiliation transactions, the Subordinated Notes may be subject to setoff rights in favor of us to secure the indemnification obligations of the securityholders or principal owners of the businesses whose securities or assets are to be acquired. Consequently, the consideration to be received by such securityholders or owners may be reduced. See "Description of Subordinated Notes."

Lack of Market for Subordinated Notes; Restrictions on Transfer

   At present, there is no market for the Subordinated Notes, and it is not anticipated that a market for the Subordinated Notes will develop in the foreseeable future. In addition, the acquisition agreements for the business combination transactions will contain restrictions with respect to the transfer of the Subordinated Notes. The securityholders or principal owners of the businesses whose securities or assets are to be acquired should be willing and have the financial ability to bear the risk of his or her investment in the Subordinated Notes for an indefinite period of time.

Risks Related to Capitated Fees and Other Third Party Arrangements

   A significant portion of the payments for dental care is paid or reimbursed under insurance programs ("third party payors"). While payor mix varies from market to market, the aggregate payor mix percentage of our affiliated practices for the year ended December 31, 1998 was approximately 39% fee-for-service (which includes indemnity plans), 12% preferred provider organization plans and 49% capitated managed care plans. Third party payors are continually negotiating the prices charged for dental care, with a goal of lowering reimbursement and utilization rates. Third party payors can also deny reimbursement for dental care if they determine that a treatment was not performed in accordance with treatment protocols established by such third party payors or for other reasons. Loss of revenue by our affiliated dental group practices caused by cost containment efforts could have a material adverse effect on our business, financial condition and results of operations.

   Additionally, some third-party payor contracts are capitated arrangements. Under such contracts, which are typically terminable by either party on 30 to 90 days notice, the affiliated dental group practice receives a capitated payment, calculated on a per member per month basis, to provide care to the covered enrollees and generally receives a co-payment at the time care is provided. Such payment methods shift a portion of the risk of high costs of over-utilization from the third party payors to the affiliated dental group practices. To the extent that patients covered by such contracts require more frequent or extensive care than is anticipated, there may be a shortfall between the capitated payments received by the affiliated dental group practices and the costs to provide the contracted services. These shortfalls may impact us by the possible reduction in expense reimbursement and service fees from the affiliated dental group practices. There can be no assurance that we will be able to negotiate satisfactory third-party payor arrangements on behalf of the affiliated dental practices. Insufficient revenue under capitated contracts or other agreements with third party payors could have a material adverse effect on our business, financial condition and results of operations.

Possible Exposure to Professional Liability

   Our affiliated dental practices could be exposed to the risk of professional liability and other claims. Such claims, if successful, could result in substantial damages that could exceed the limits of any applicable insurance coverage. It is possible that such claims could be asserted against us as well as the affiliated dental practices, that a claim brought against an affiliated dental group practice or dentist could materially increase professional liability insurance premiums of the affiliated dental group practice, or that fees to us from a dental group practice could be adversely affected, if damages payable by that practice exceed insurance coverage limits. Our service agreements require that we be named as an additional insured party under the liability insurance policy that each affiliated dental group is required to maintain. In addition, we require each affiliated dental group practice to indemnify us for actions or omissions related to the delivery of dental care by such affiliated dental group practice. However, a successful professional liability claim against us or an affiliated dental group practice could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in Operating Results

   Our results of operations may fluctuate significantly from quarter to quarter or year to year. Results may fluctuate due to a number of factors, including the timing of future affiliations, seasonal fluctuations in the demand for dental care and competitive factors. Accordingly, quarterly comparisons of our revenues and operating results should not be relied on as an indication of future performance, and the results of any quarterly period may not be indicative of results to be expected for a full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Highly Competitive Market

   The business of providing dental practice management services is highly competitive. There are a number of competitors specializing in the business of providing comprehensive management services to dental practices and there are other companies with substantial resources that may decide to enter the dental practice management business. In addition, our revenue depends on the success of our affiliated dental groups and those groups face competition from several sources, including solo practitioners and single and multi-disciplinary groups, many of which may have more established practices. See "Business--Competition."

Risks Related to Intangible Assets

   A significant portion of our total assets are represented by intangible assets, the amount and concentration of which are expected to increase in connection with future acquisitions. In addition, amortization expense associated with these intangible assets will increase in the future as a result of intangibles recorded in connection with affiliations. In the event of any sale or liquidation of us or a portion of our assets, there can be no assurance that the value of our intangible assets will be realized. In addition, we periodically evaluate whether events or circumstances have occurred indicating that any portion of our intangible assets may not be recoverable. If factors indicate that our intangible assets have been impaired, we would be required to reduce the carrying value of such assets. Any future determination requiring the write off of a significant portion of unamortized intangible assets could have a material adverse effect on our business, financial condition and results of operation.

Control by Existing Stockholders

   As of April 30, 1999, Summit Partners and our directors and executive officers beneficially owned approximately 45.5% of our outstanding shares of Common Stock. If this group were to act together, it would have significant voting power with respect to, and may be able to control, the election of our directors and, in general, the determination of the outcome of all corporate actions requiring approval of stockholders, and thus control our business affairs and policies. Such control could also have the effect of delaying or preventing a change in control in us and consequently may adversely affect the market price of our Common Stock. See "Principal Stockholders."

Shares Eligible for Future Sale

   The 750,000 shares of Common Stock issuable pursuant to this Offering generally will be eligible for resale after their issuance as follows: (i) for non-affiliates of the businesses with which we affiliate or acquire, without restriction; and (ii) for affiliates of the businesses with which we affiliate or acquire, subject to compliance with the volume and manner-of-sale restrictions of Rule 145, unless in each case we contractually restrict their resale. We anticipate that the persons acquiring shares of Common Stock in acquisition and affiliation transactions pursuant to this Offering will be contractually required to hold all or some portion of the Common Stock for some period of time.

   We are unable to predict the effect, if any, that future sales of Common Stock or the availability of Common Stock for sale may have on the market price of our Common Stock. Some existing stockholders have the right to require us to register their Common Stock from time to time. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

Possible Volatility of Stock Price

   Our Common Stock is traded on the Nasdaq National Market; however, there can be no assurance that an active trading market will be sustained. The trading prices of our Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in our operating results, material announcements by us, governmental regulatory action, general conditions in the health care industry, or other events or factors, many of which are beyond our control. In addition, the stock market has experienced extreme price and volume fluctuations, which have particularly affected the market prices of many health care services companies and which have often been unrelated to the operating performance of such companies. Our operating results in the future may be below the expectations of securities analysts and investors. In such event, the price of our Common Stock would likely decline, perhaps substantially.

Anti-takeover Provisions

   Provisions of our Second Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended and Restated By-laws (the "By-laws") and of Delaware law could, together or separately, discourage potential acquisition proposals, delay or prevent our change in control or limit the price that certain investors might be willing to pay in the future for shares of our Common Stock. Among other matters, the Certificate of Incorporation provides for "blank check" preferred stock, which may be issued without stockholder approval, and requires all actions by stockholders to be taken at meetings of stockholders. The By-laws provide for a classified Board of Directors. We are also subject to Section 203 of the Delaware General Corporation Law ("DGCL"), which, subject to some exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business acquisitions with an "interested stockholder" for a period of three years following the date such stockholder became an interested stockholder. See "Description of Capital Stock."

                                  OUR COMPANY

   We were formed in December 1995, commenced operations in January 1996 and began engaging in dental practice management operations in November 1996 when we completed our first dental group practice affiliation. Our rapid growth has resulted primarily from the affiliations we have completed. We completed three dental group practice affiliations in 1996, six dental group practice affiliations in 1997, ten dental group practice affiliations in 1998 and five dental group practice affiliations through March 31, 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Affiliation Summary."

   The following table lists the affiliations completed by us and the current number of dental facilities and operatories at March 31, 1999:

                               Dental
    State/Affiliation        Facilities Operatories        Market(s)         Affiliation Date
    -----------------        ---------- -----------        ---------         ----------------
Alabama
 Dental Care of Alabama....        2           20   Birmingham and           February 1999
                                                    Tuscaloosa
Arizona
 Associated Dental Care
 Providers.................        7           55   Phoenix and Tucson       January 1998
 CIGNA HealthCare..........        7           85   Phoenix                  February 1999
Louisiana
 Lakeside Dental Care......        1           28   Metairie                 March 1997
 Leroy S. Crapanzano,
 D.D.S.....................        1            5   Hammond                  April 1998
Maryland
 Mintz & Pincus Dental
 Group.....................        2           35   Oxon Hill and Waldorf    September 1998
Minnesota
 Park Dental...............       31          221   Minneapolis/St. Paul     November 1996
 Orthocare Group...........       17           85   Minneapolis/St. Paul     October 1997
Oklahoma
 OK Dental.................        8           68   Oklahoma City and Tulsa  March 1999
Pennsylvania
 Chestnut Hills Dental.....        4           29   Pittsburgh               May 1997
 Indiana Dental Group......        2            9   Indiana                  July 1998
 Westmore Dental Group.....        1           13   Mt. Pleasant             September 1998
 Kenneth W. Van Sickle,
 Jr., D.M.D................      --           --    Mt. Pleasant             March 1999

Texas
 Longhorn Dental...........        8           48   Austin and Killeen       December 1996
 Malcolm R. Scott, D.D.S...        1            6   San Marcos               March 1997
 TSC Dental Centers........        3           28   Houston                  June 1998
Virginia
 Reston Dental Group.......        1           39   Reston                   June 1998
Wisconsin
 Smileage Dental Care......       13          126   Appleton, Green Bay,
                                                     Kenosha, Madison and
                                                     Milwaukee               December 1996
 Northpoint Dental Group...        2           28   Milwaukee                July 1997
 Wilkens Dental Group......        4           30   Milwaukee                October 1997
 Family Care Dental
 Centers...................        5           40   Janesville, Kenosha and  April 1998
 John E. Carey, D.D.S. and                          Racine
  James J. Peterman,
  D.D.S....................        1            7   Madison                  April 1998
 St. Croix Valley
  Orthodontics.............        1            4   Hudson                   November 1998
 Jack G. Stacker, D.D.S....        1            4   Wausau                   March 1999
                               -----      -------
   Total..................       123        1,013
                               =====      =======

                                DIVIDEND POLICY

   We have not paid any cash dividends on our Common Stock in the past and we do not plan to pay any cash dividends on our Common Stock in the foreseeable future. In addition, the terms of our revolving credit facility prohibit us from paying dividends or making other payments with respect to our Common Stock without the lenders' consent. Our Board of Directors intends, for the foreseeable future, to retain earnings to finance the continued operation and expansion of our business.

                          PRICE RANGE OF COMMON STOCK

   Our Common Stock has been traded on the Nasdaq National Market(R) under the symbol "ADPI" since April 16, 1998. The following table sets forth the range of the reported high and low sales prices of our Common Stock for the periods indicated:

                                                                 High     Low
                                                                ------- -------
   Year Ending December 31, 1998:
     2nd Quarter (beginning April 16, 1998).................... $19.375 $13.750
     3rd Quarter .............................................. $15.000 $ 8.250
     4th Quarter .............................................. $13.875 $ 7.125
   Year Ending December 31, 1999:
     1st Quarter............................................... $11.688 $ 7.000

   As of May 14, 1999, there were approximately 62 holders of record of Common Stock, as shown on the records of the transfer agent and registrar of our Common Stock. The number of record holders does not bear any relationship to the number of beneficial owners of our Common Stock. The last reported sale price of our Common Stock on the Nasdaq National Market as of May 14, 1999 was $10.500 per share.

                                 CAPITALIZATION

   The following table sets forth as of March 31, 1999 our cash and cash equivalents, our current maturities of debt and our capitalization (in thousands, except share and per share amounts):

                                                                 March 31, 1999
                                                                 --------------
Cash and cash equivalents.......................................    $ 2,995
                                                                    =======
Current maturities of debt......................................    $ 1,184
                                                                    =======
Long-term debt, less current maturities.........................    $20,076
Stockholders' equity:
  Preferred stock, par value $0.01 per share, 1,000,000 shares
   authorized, no shares issued or outstanding..................         --
  Common stock, par value $0.01 per share, 25,000,000 shares
   authorized, 7,517,448 shares issued and outstanding (1)......         75
  Additional paid-in capital....................................     46,396
  Unearned compensation.........................................        (18)
  Retained earnings.............................................      3,867
                                                                    -------
    Total stockholders' equity..................................     50,320
                                                                    -------
      Total capitalization......................................    $70,396
                                                                    =======

--------
(1) Excludes 1,357,993 shares of Common Stock issuable upon the exercise of outstanding options issued pursuant to our stock option plans as of March 31, 1999.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
         (in thousands, except ratios, per share and statistical data)

   We are providing the following selected consolidated statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the selected consolidated balance sheet data at December 31, 1996, 1997 and 1998. This information has been derived from our Consolidated Financial Statements which have been audited by KPMG LLP, Independent Certified Public Accountants, and which are included elsewhere in this prospectus. In addition, we are providing the following selected consolidated statement of earnings data for the three months ended March 31, 1998 and 1999 and the selected consolidated balance sheet data at March 31, 1999. This information has been derived from our Unaudited Interim Consolidated Financial Statements which are also included elsewhere in this prospectus. You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our Consolidated Financial Statements and the related notes thereto and other financial information included elsewhere in this prospectus.

                                       Years Ended December      Three Months
                                                31,             Ended March 31,
                                      ------------------------- ---------------
                                       1996     1997     1998    1998    1999
                                      -------  -------  ------- ------- -------
Consolidated Statement of Operations
 Data:
Net revenue.........................  $ 3,933  $53,270  $84,090 $18,171 $26,234
                                      -------  -------  ------- ------- -------
Operating expenses:
  Salaries and benefits.............    2,098   28,438   43,190   9,649  12,913
  Lab fees and dental supplies......      534    6,435   10,796   2,196   3,507
  Office occupancy..................      389    4,814    7,635   1,609   2,445
  Other operating expenses..........      773    6,264    6,840   1,645   2,154
  General corporate expenses........    2,395    3,337    3,951     975   1,196
  Depreciation......................      177    1,580    2,495     556     768
  Amortization of intangibles.......       48      645    1,732     333     554
                                      -------  -------  ------- ------- -------
    Total operating expenses........    6,414   51,513   76,639  16,963  23,537
                                      -------  -------  ------- ------- -------
Earnings (loss) from operations.....   (2,481)   1,757    7,451   1,208   2,697
  Interest expense (income), net....      (38)     563    1,085     439     284
                                      -------  -------  ------- ------- -------
Earnings (loss) before income
 taxes..............................   (2,443)   1,194    6,366     769   2,413
  Income taxes......................       --      124    2,480     300   1,059
                                      -------  -------  ------- ------- -------
  Net earnings (loss)...............  $(2,443) $ 1,070  $ 3,886 $   469 $ 1,354
                                      =======  =======  ======= ======= =======
Net Earnings (loss) per common share
 (1):
  Basic.............................  $ (3.45) $ (0.05) $  0.59 $  0.06 $  0.18
  Diluted...........................  $ (3.45) $ (0.05) $  0.54 $  0.06 $  0.18
Weighted average common shares
 outstanding (1):
  Basic.............................      768    2,273    5,907   2,429   7,471
  Diluted...........................      768    2,273    6,867   2,632   7,669
Ratio of earnings to fixed charges
 (2)................................      N/A      2.4      5.5     2.5     7.7

                 See accompanying footnotes on following page.

         (in thousands, except ratios, per share and statistical data)

                                                    December 31,
                                                --------------------  March 31,
                                                 1996   1997   1998     1999
                                                ------ ------ ------  ---------
Consolidated Balance Sheet Data:
Cash and cash equivalents...................... $5,836 $4,675 $2,091   $2,995
Working Capital................................  3,189    759 (2,725)  (2,597)
Total assets................................... 25,294 47,959 70,535   84,953
Long-term debt, excluding current maturities...  3,063 21,253  9,980   20,076
Redeemable and convertible preferred stock..... 15,105 16,297     --       --
Total stockholders' equity.....................    164    909 48,305   50,320
                                                    December 31,
                                                --------------------  March 31,
                                                 1996   1997   1998     1999
                                                ------ ------ ------  ---------
Statistical Data (end of period):
Number of states...............................      3      5      8       10
Number of dental facilities....................     42     77    103      123
Number of operatories (3)......................    331    566    830    1,013
Number of affiliated dentists (4)..............    128    171    231      274

--------
(1) Net earnings (loss) per common share are computed on the basis described in Notes 2 and 11 to our Consolidated Financial Statements and in Note 3 to our Unaudited Interim Consolidated Financial Statements.
(2) The ratio of earnings to fixed charges is computed by dividing our fixed charges into earnings before income taxes plus fixed charges. Fixed charges include interest expense, amortization of debt expenses and the portion of non-reimbursed rental expense estimated to be representative of the interest factor (approximately 1/3 of non-reimbursed rental expense). Fixed charges ordinarily do not include any provision for principal repayment. For the year ended December 31, 1996, our earnings before income taxes plus fixed charges were insufficient to cover fixed charges by approximately $2.4 million.
(3) An operatory is an area where dental care is performed and generally contains a dental chair, a hand piece delivery system and other essential dental equipment.
(4) Includes full-time general dentists employed by the PCs and full-time specialists, some of whom are independent contractors.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

   American Dental Partners, Inc. is a leading provider of dental practice management services to multi-disciplinary dental group practices in selected markets throughout the United States. We were formed in December 1995. We began our dental practice management operations in November 1996 when we completed the affiliation with out first dental group practice. Our rapid growth has resulted primarily from our affiliations with dental group practices. From November 1996 to March 31, 1999, we completed affiliations with 24 dental group practices and, at March 31, 1999, operated 123 dental facilities with 1,013 operatories in ten states.

   An integral part of our strategy is to affiliate with dental group practices. Because of the financial impact of our affiliations during 1996 and 1997, it is difficult to make meaningful comparisons between our financial statements during these periods. In addition, due to the relatively small number of affiliated dental group practices, each affiliation can impact our overall operating results. After affiliating with a dental group practice, we typically take a number of steps designed to enhance the dental group's practice revenue, improve practice operating efficiencies and expand practice operating margins. The benefits of these actions generally do not occur immediately. Consequently, the financial performance of a newly-affiliated dental group practice could negatively affect overall operating margins in the near term. As we grow, we expect that the effect of adding a new dental group practice affiliation will be mitigated by the expanded financial base of the existing affiliations. See "Business--Business Strategy."

Affiliation Summary

   When affiliating with a dental group practice, we acquire substantially all its assets except those required by law to be owned or maintained by dentists (such as third party contracts, certain governmental receivables and patient records), and enter into a long-term service agreement with the affiliated dental practice. Under our service agreements, we are responsible for providing all services necessary for the administration of the non-clinical aspects of the dental operations. The PC is responsible for the provision of dental care. Each of our service agreements is for an initial term of 40 years. We do not own or control the affiliated dental practices and, accordingly, do not consolidate the financial statements of the PCs with ours.

  1996 Transactions

   During 1996, we acquired substantially all the assets of three dental group practices and simultaneously entered into a 40-year service agreement with each of them. These affiliated dental groups are: Park Dental in Minneapolis; Longhorn Dental in Austin and Killeen, Texas; and Smileage Dental Care in Milwaukee. These transactions resulted in the addition of 42 dental facilities with 331 operatories.

  1997 Transactions

   During 1997, we acquired substantially all the assets of six dental group practices and Orthocare, Ltd., a related entity of one of these practices, and simultaneously entered into 40-year service agreements with four of them (two practices joined existing affiliates). These six dental group practices are:
Lakeside Dental Care in New Orleans; Malcolm R. Scott, D.D.S. in San Marcos, Texas; Chestnut Hills Dental in Pittsburgh; Northpoint Dental Group and Wilkens Dental Group in Milwaukee; and the Orthocare Group in Minneapolis. The Lakeside Dental Care and Chestnut Hills Dental affiliations represented our entry into two new markets. The affiliation with Malcolm R. Scott, D.D.S. expanded our market presence in Austin by adding one dental facility with six operatories. The affiliation with Northpoint Dental and Wilkens Dental groups expanded our market presence in Milwaukee by adding six dental facilities with 53 operatories. In total, these transactions resulted in the addition of 29 dental facilities with 199 operatories.

  1998 Transactions

   During 1998, we acquired substantially all the assets of ten dental group practices and simultaneously entered into 40-year service agreements with four of them (six practices joined existing affiliates). These ten dental group practices are: Associated Dental Care Providers in Phoenix and Tucson; Family Care Dental Centers in Janesville, Kenosha and Racine, Wisconsin; John E. Carey, D.D.S. and James J. Peterman, D.D.S. in Madison, Wisconsin; Leroy S. Crapanzano, D.D.S. in New Orleans; Reston Dental Group in Reston, Virginia; TSC Dental Centers in Houston; Indiana Dental Group in Indiana, Pennsylvania; Mintz & Pincus Dental Group in Oxon Hill and Waldorf, Maryland; Westmore Dental Group in Mt. Pleasant, Pennsylvania; and St. Croix Valley Orthodontics in Hudson, Wisconsin. The Associated Dental Care Providers, Reston Dental Group, TSC Dental Centers, Indiana Dental Group and Mintz & Pincus Dental Group affiliations represented our entry into six new markets. The affiliation with Family Care Dental Centers expanded our market presence in the Kenosha, Wisconsin market and represented our entry into two new markets in Wisconsin, Janesville and Racine. The affiliations with John E. Carey, D.D.S. and James J. Peterman, D.D.S., Leroy S. Crapanzano, D.D.S., Westmore Dental Group and St. Croix Valley Orthodontics expanded our market presence in the Madison, New Orleans, Pittsburgh and Minneapolis markets, respectively. In total, these affiliations resulted in the addition of 23 dental facilities with 231 operatories.

  1999 Completed and Pending Transactions

   Since the beginning of 1999, we have acquired substantially all the assets of five dental group practices and simultaneously entered into 40-year service agreements with two of them (three practices joined existing affiliates). These five dental group practices are: Dental Care of Alabama in Birmingham and Tuscaloosa; the dental facilities formerly part of CIGNA HealthCare of Arizona, Inc. in Phoenix; Paul E. Plowman, D.D.S., M.S.D. in Oklahoma City and Tulsa; Kenneth W. Van Sickle, Jr., D.M.D. in Mt. Pleasant, Pennsylvania; and Jack G. Stacker, D.D.S. in Wausau, Wisconsin. The aggregate purchase price paid in connection with these transactions consisted of approximately $7.2 million in cash, $0.7 million in subordinated promissory notes, $0.3 million in deferred payments and 50,568 shares of Common Stock.

   In addition, we are currently in discussions with a number of dentists and owners of dental group practices about possible affiliations with us. There can be no assurance that we will consummate any of these possible affiliations.

Components of Revenue and Expenses

   Affiliate Adjusted Gross Revenue and Payor Mix. Our affiliated dental group practices generate revenue from patients and third party payors under fee-for-service, preferred provider organization plans and capitated managed care plans. The affiliated dental group practices record revenue at established rates reduced by contractual adjustments and allowances for doubtful accounts to arrive at adjusted gross revenue. Contractual adjustments represent the difference between gross billable charges at established rates and the portion of those charges reimbursed pursuant to certain third party payor contracts. While payor mix varies from market to market, the aggregate payor mix percentage of our affiliated practices for the year ended December 31, 1998 was approximately 39% fee-for-service, 12% preferred provider organization plans and 49% capitated managed care plans. For the three months ended March 31, 1999, the aggregate payor mix percentage of our affiliated practices was approximately 43% fee-for-service, 12% preferred provider organization plans and 45% capitated managed care plans.

   The PC reimburses us for expenses incurred on its behalf in connection with the operation and administration of the dental facilities and pays fees to us for management services. Expenses incurred for the operation and administration of the dental facilities include salaries and benefits for non-dentist personnel working at the dental facilities (the administrative staff and, where permitted by law, the dental hygienists and dental assistants), lab fees, dental supplies, office occupancy costs of the dental facilities (rent, utilities, etc.) and depreciation related to the fixed assets at the dental facilities. The PC is also responsible for provider expenses, which generally consist of the salaries, benefits and certain other expenses of the dentists.

   Net Revenue. Our net revenue represents the aggregate fees charged to the affiliated dental practices pursuant to the terms of the long-term service agreements under which we agree to manage the non-clinical aspects of the dental practice. Under such agreements, the affiliated dental group practices reimburse us for actual expenses incurred in connection with the operation and administration of the dental facilities and pay fees to us for our management services. Our service fees typically consist of a fixed monthly fee and an additional variable fee. The fixed monthly fee is determined prior to each affiliation and annually thereafter by agreement of us and the affiliated dental group in a formal budgeting process. To the extent that there is operating income after payment of the fixed monthly fee, reimbursement of expenses incurred in connection with the operation and administration of the dental facilities and payment of provider expenses, an additional variable fee is paid to us in the amount of such excess up to budgeted operating income and 50% of such excess over budgeted operating income. Under certain service agreements, our service fees consist of a variable monthly fee which is based upon a specified percentage of the amount by which the PC's adjusted gross revenue exceeds expenses incurred in connection with the operation and administration of our dental facilities. In those situations, no additional variable fee is applicable. Additionally, our net revenue includes amounts from third party payors related to the arrangement of the provision of care to patients.

   Operating Expenses. Operating expenses (excluding general corporate expenses, depreciation and amortization of intangibles) consist of the expenses incurred by us in fulfilling our obligations under the service agreements. These expenses are operating costs and expenses that would have been incurred by the affiliated dental groups had they not affiliated with us and include non-dentist salaries and benefits, lab fees and dental supplies, office occupancy costs and other expenses related to operations. Salaries and benefits expense are for personnel working for us at the dental facilities, as well as the local operating management. At the facility level, we generally employ the administrative staff and, where permitted by law, the dental hygienists and dental assistants. The local operating management team supervises and supports the staff at the dental facilities. Office occupancy includes rent expense and certain other operating costs such as utilities associated with the dental facilities and the local administrative offices. Such costs vary based on the size of each facility and the market rental rate for dental office space in the particular geographic market. Other expenses consist of professional fees, marketing costs and other general and administrative expenses.

   General Corporate Expenses. General corporate expenses consist of compensation expenses for our corporate personnel and administrative staff, as well as facility and other administrative costs of our corporate office. We provide management, administrative, third party contracting and other services to the affiliated groups.

   Depreciation. Depreciation expense includes depreciation charges related to leasehold improvements and furniture, fixtures and equipment used to operate the dental facilities, local management offices and our corporate office.

   Amortization of Intangibles. Amortization of intangibles relates to intangible assets incurred in connection with completed transactions.

Year Ended December 31, 1996 Compared to the Year Ended December 31, 1997

  Overview

   We conducted no significant operations from January 1996 until November 1996, when we completed our first affiliation. Accordingly, we generated net revenue of only $3,933,000 for 1996. General corporate expenses incurred during 1996 were $2,395,000 and contributed to a net loss of $2,443,000. During 1997, net revenue generated from completed affiliations exceeded operating expenses and general corporate expenses resulting in net income of $1,070,000. As a result of our rapid expansion, we do not believe that a period-to-period comparison and the percentage relationships of the year ended December 31, 1996 as compared with the year ended December 31, 1997 are meaningful.

  Results of Operations

   Net Revenue. Net revenue amounted to $3,933,000 for 1996 as compared with $53,270,000 for 1997. The 1997 period included revenue derived from service agreements entered into in connection with the 1996 Transactions for the entire year of 1997, plus revenue derived from service agreements entered into in connection with the 1997 Transactions. Net revenue included expense reimbursements ($3,175,000 for 1996 as compared with $36,386,000 for 1997), management service fees ($720,000 for 1996 as compared with $12,056,000 for 1997) and revenue related to the arrangement of the provision of care to patients ($38,000 for 1996 as compared with $4,828,000 for 1997). Expense reimbursements included rent expense ($267,000 for 1996 as compared with $3,476,000 for 1997) and other operating expenses ($2,908,000 for 1996 as compared with $32,910,000 for 1997). Management service fees included the monthly fee ($720,000 for 1996 as compared with $10,724,000 for 1997) and the additional variable fee ($0 for 1996 as compared with $1,332,000 for 1997). Net revenue derived from our service agreement with Park Dental represented approximately 56% of our consolidated net revenue for the year ended December 31, 1997. The termination of this service agreement could have a material adverse effect on us. See "Risk Factors--Dependence Upon Service Agreements."

   Operating Expenses. Operating expenses for 1996 were $3,794,000 or 96.5% of net revenue as compared with $45,951,000 or 86.3% of net revenue for 1997. The increase in the dollar amount resulted from the full year impact of the 1996 Transactions plus the impact of the 1997 Transactions.

   General Corporate Expenses. General corporate expenses were $2,395,000 or 60.9% of net revenue for 1996, as compared with $3,337,000 or 6.3% of net revenue for 1997. The increase resulted primarily from the impact of additional corporate personnel hired in finance, information systems and operations in late 1996 and early 1997 to build infrastructure in anticipation of our growth.

   Depreciation. Depreciation expense was $177,000 or 4.5% of net revenue for 1996, as compared with $1,580,000 or 3.0% of net revenue for 1997. Depreciation expense for 1996 resulted primarily from costs incurred in connection with the purchase of furniture, fixtures and equipment for our corporate office. Depreciation expense for 1997 included depreciation related primarily to the assets acquired and capital expenditures incurred in connection with our completed affiliations.

   Amortization of Intangible Assets. Amortization of intangibles was $48,000 or 1.2% of net revenue for 1996, as compared with $645,000 or 1.2% of net revenue for 1997. Amortization resulted from intangible assets recorded in connection with our nine affiliations and one acquisition completed in 1996 and 1997.

   Interest Expense (Income), Net. Net interest income was $38,000 for 1996, as compared with net interest expense of $563,000 for 1997. Interest income for 1996 resulted from earnings on proceeds received from our private sales of equity securities. Interest expense for 1997 resulted from borrowings under our credit facility, the issuance of subordinated notes and the assumption of certain other debt in connection with completed affiliations.

   Income Taxes. We incurred no income tax expense for 1996, as compared with $124,000 for 1997. The net loss incurred for 1996 resulted in our creating a net operating loss carryforward for financial statement purposes. For 1997, we utilized a portion of our net operating loss carryforward which resulted in only $124,000 of income tax expense.

Year Ended December 31, 1997 Compared to the Year Ended December 31, 1998

  Overview

   Our net earnings amounted to $1,070,000 or a diluted loss per share available to common stockholders of $(0.05) for 1997, as compared with net earnings of $3,886,000 or diluted earnings per share of $0.54 for 1998.

The increase in net earnings resulted from incremental earnings provided from completed acquisitions and affiliations and from internal growth.

  Results of Operations

   Net Revenue. Net revenue increased from $53,270,000 for 1997 to $84,090,000 for 1998, an increase of approximately 58%. The increase in net revenue in 1998 is due primarily to the inclusion of revenue derived from service agreements entered into in connection with the 1997 Transactions for the entire period and from the 1998 Transactions. In addition, same market growth from our affiliates in Austin, Milwaukee and Minneapolis resulted from the addition and expansion of our facilities, the addition of dentists to our affiliated dental group network and increases in certain affiliates' fees. Net revenue included expense reimbursements ($36,386,000 for 1997 as compared with $56,278,000 for 1998), management service fees ($12,056,000 for 1997 as compared with $19,138,000 for 1998) and revenue related to the arrangement of the provision of care to patients and other revenue ($4,828,000 for 1997 as compared with $8,674,000 for 1998). Expense reimbursements included rent expense ($3,476,000 for 1997 as compared with $5,590,000 for 1998) and other operating expenses ($32,910,000 for 1997 as compared with $50,688,000 for 1998). Management service fees included a monthly fee ($10,724,000 for 1997 as compared with $17,306,000 for 1998) and an additional variable fee ($1,332,000 for 1997 as compared with $1,832,000 for 1998). Net revenue derived from our service agreement with Park Dental represented approximately 56% and 41% of our consolidated net revenue for 1997 and 1998, respectively. The termination of this service agreement could have a material adverse effect on us. See "Risk Factors--Dependence Upon Service Agreements."

   Salaries and Benefits Expense. Salaries and benefits amounted to $28,438,000 or 53.4% of net revenue for 1997, as compared with $43,190,000 or 51.4% of net revenue for 1998. The decrease in salaries and benefits as a percentage of net revenue resulted primarily from more efficient utilization of staff in existing facilities, the regionalization of finance, operations and administrative staff in certain markets and the acquisition of facilities with a generally lower ratio of staffing costs to net revenue in their respective markets compared to the existing base of facilities. These cost savings were partially offset by an increase in the amount of expense related to the arrangement of the provision of care to patients, which is at a higher percentage of net revenue.

   Lab Fees and Dental Supplies Expense. Lab fees and dental supplies expense increased from $6,435,000 or 12.1% of net revenue for 1997 to $10,796,000 or 12.8% of net revenue for 1998. Lab fees and dental supplies expense varies from affiliate to affiliate and is affected by the volume and type of procedures performed. The increase in lab fees and dental supplies as a percentage of net revenue is attributable to a combination of the acquisition of facilities with a generally higher ratio of lab fees and dental supplies expense to net revenue in their respective markets compared to the existing base of facilities, rate increases from certain lab providers and the outsourcing of certain lab work which was previously handled in-house.

   Office Occupancy Expense. Office occupancy expense amounted to $4,814,000 for 1997, as compared with $7,635,000 for 1998. As a percentage of net revenue, these costs remained relatively consistent at 9.0% for 1997 and 9.1% for 1998.

   Other Operating Expenses. Other expenses amounted to $6,264,000 or 11.8% of net revenue for 1997, as compared with $6,840,000 or 8.1% of net revenue for 1998. Other costs decreased as a percentage of net revenue due primarily to the reduction of certain expenses associated with the administration of a benefit plan that was renegotiated, the regionalization of administrative functions in certain markets, a reduction of the Minnesota Care Tax rate from 2.0% to 1.5% and efficiencies from managing certain expenses, such as professional fees and other costs associated with operating a stand alone dental group practice, on a national level, as opposed to on a local level.

   General Corporate Expenses. General corporate expenses were $3,337,000 or 6.3% of net revenue for 1997, as compared with $3,951,000 or 4.7% of net revenue for 1998. We have built our management infrastructure in anticipation of rapid growth. This included the hiring of key management and support staff in the areas of finance, operations and information systems. In 1998, we began to leverage these costs, resulting in a reduction of general corporate expenses as a percentage of net revenue. This reduction was partially offset by an increase in costs associated with being a public company. The level of general corporate expenses is expected to continue to increase in the future as we continue to expand our management infrastructure. However, it is anticipated that these expenses will continue to decline as a percentage of net revenue.

   Depreciation. Depreciation expense was $1,580,000 or 3.0% of net revenue for 1997, as compared with $2,495,000 or 3.0% of net revenue for 1998. Depreciation expense included depreciation related primarily to assets acquired and capital expenditures associated with the addition of three new dental facilities in Minneapolis and one new dental facility in Phoenix in 1998 and the addition of new operatories in Austin, Milwaukee and Minneapolis throughout 1998. Depreciation expense is expected to increase as a result of depreciable assets acquired in connection with future acquisitions and affiliations and future capital expenditures.

   Amortization of Intangibles. Amortization of intangibles was $645,000 or 1.2% of net revenue for 1997, as compared with $1,732,000 or 2.1% of net revenue for 1998. The increase in amortization resulted from intangible assets recorded in connection with our six affiliations and one acquisition completed during 1997 and ten affiliations completed during 1998. We expect that amortization of intangibles will increase in the future as a result of intangibles recorded in connection with future acquisitions and affiliations.

   Interest Expense, Net. Net interest expense was $563,000 or 1.1% of net revenue for 1997, as compared with $1,085,000 or 1.3% of net revenue for 1998. The increase in interest expense resulted primarily from increased average borrowings under our credit facility in 1998 as compared with 1997. In addition, the issuance of subordinated notes in connection with the 1997 and 1998 Transactions contributed to higher interest expense in 1998.

   Income Taxes. We incurred income tax expense of $124,000 for 1997, as compared with $2,480,000 for 1998. In 1997, we utilized a portion of our net operating loss carryforward which resulted in minimal income tax expense. For 1998, our effective tax rate was approximately 39%, resulting in income tax expense of $2,480,000.

Three Months Ended March 31, 1998 Compared to the Three Months Ended March 31, 1999

  Overview

   Our net earnings amounted to $469,000 or diluted earnings per share of $0.06 for the three months ended March 31, 1998, as compared with net earnings of $1,354,000 or diluted earnings per share of $0.18 for the three months ended March 31, 1999. The increase in net earnings resulted from incremental earnings provided from completed acquisitions and affiliations and from internal growth.

  Results of Operations

   Net Revenue. Net revenue increased from $18,171,000 for 1998 to $26,234,000 for 1999, an increase of approximately 44%. The increase in net revenue in 1999 is due primarily to the inclusion of revenue derived from service agreements entered into in connection with the 1998 transactions for the entire period and from the 1999 transactions. In addition, same market growth from our affiliates in Austin, Milwaukee, Minneapolis, New Orleans, Phoenix, Pittsburgh and Tucson resulted from the addition and expansion of our facilities, the addition of dentists to our affiliated dental group network and increases in certain affiliates' fees. Net revenue included expense reimbursements ($12,204,000 for 1998 as compared with $17,476,000 for 1999), management service fees ($3,925,000 for 1998 as compared with $6,367,000 for 1999) and revenue related to the arrangement of the provision of care to patients ($2,042,000 for 1998 as compared with $2,391,000 for 1999). Expense reimbursements included rent expense ($1,164,000 for 1998 as compared with $1,761,000 for 1999)
and other operating expenses ($11,040,000 for 1998 as compared with $15,715,000 for 1999). Management service fees included a monthly fee ($3,740,000 for 1998 as compared with $6,096,000 for 1999) and an additional variable fee ($185,000 for 1998 as compared with $271,000 for 1999). Net revenue derived from our service agreement with Park Dental represented approximately 44% and 36% of our consolidated net revenue for 1998 and 1999, respectively.

   Salaries and Benefits Expense. Salaries and benefits amounted to $9,649,000 or 53.1% of net revenue for 1998, as compared with $12,913,000 or 49.2% of net revenue for 1999. The decrease in salaries and benefits as a percentage of net revenue resulted primarily from more efficient utilization of staff in existing facilities, the regionalization of finance, operations and administrative staff in certain markets and the acquisition of facilities with a generally lower ratio of staffing costs to net revenue in their respective markets compared to the existing base of facilities. These savings were partially offset by an increase in the amount of expense related to the arrangement of the provision of care to patients, which is at a higher percentage of net revenue.

   Lab Fees and Dental Supplies Expense. Lab fees and dental supplies expense increased from $2,196,000 or 12.1% of net revenue for 1998 to $3,507,000 or 13.4% of net revenue for 1999. Lab fees and dental supplies expense varies from affiliate to affiliate and is affected by the volume and type of procedures performed. The increase in lab fees and dental supplies as a percentage of net revenue is attributable to a combination of the acquisition of facilities with a generally higher ratio of lab fees and dental supplies expense to net revenue in their respective markets compared to the existing base of facilities, rate increases from certain lab providers and the outsourcing of certain lab work which was previously handled in-house.

   Office Occupancy Expense. Office occupancy expense amounted to $1,609,000 or 8.9% of net revenue for 1998, as compared with $2,445,000 or 9.3% of net revenue for 1999. Office occupancy expense increased as a percentage of net revenue due to investment in the expansion of dental facilities and local management offices in Arizona, Texas and Virginia. These increased costs were partially offset by better utilization of capacity in existing facilities.

   Other Operating Expenses. Other expenses amounted to $1,645,000 or 9.1% of net revenue for 1998, as compared with $2,154,000 or 8.2% of net revenue for 1999. Other costs decreased as a percentage of net revenue due primarily to the reduction of certain expenses associated with the administration of a benefit plan that was renegotiated, the regionalization of administrative functions in certain markets, and efficiencies from managing certain expenses, such as professional fees and other costs associated with operating a stand alone dental group practice, on a national level, as opposed to on a local level.

   General Corporate Expenses. General corporate expenses were $975,000 or 5.4% of net revenue for 1998, as compared with $1,196,000 or 4.6% of net revenue for 1999. We have built our management infrastructure in anticipation of rapid growth. This included the hiring of key management and support staff in the areas of finance, operations and information systems. In 1998, we began to leverage these costs, resulting in a reduction of general corporate expenses as a percentage of net revenue. This leverage continues to a lesser extent during 1999. This reduction was partially offset by an increase in costs associated with being a public company. The level of general corporate expenses will likely continue to increase in the future as we continue to expand our management infrastructure. However, it is anticipated that these expenses will continue to decline as a percentage of net revenue.

   Depreciation. Depreciation expense was $556,000 or 3.1% of net revenue for 1998, as compared with $768,000 or 2.9% of net revenue for 1999. Depreciation expense included depreciation related primarily to the assets acquired and capital expenditures associated with the development of new dental facilities in Minneapolis and Phoenix and the expansion of facilities in Austin and Minneapolis in 1999, the opening of three new facilities in Minneapolis and one new facility in Phoenix in 1998 and the addition of new operatories in Austin, Milwaukee and Minneapolis in 1998. Depreciation expense decreased as a percentage of net revenue due to leveraging of our existing property and equipment, despite the capital expenditures described above. Depending on the amount and timing of future capital expenditures, depreciation expense will likely increase.

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

   Amortization of Intangibles. Amortization of intangibles was $333,000 or 1.8% of net revenue for 1998, as compared with $554,000 or 2.1% of net revenue for 1999. The increase in amortization resulted from intangible assets recorded in connection with our ten affiliations completed during 1998 and five affiliations completed during 1999. We expect that amortization of intangibles will increase in the future as a result of intangibles recorded in connection with future acquisitions and affiliations.

   Interest Expense, net. Net interest expense was $439,000 or 2.4% of net revenue for 1998, as compared with $284,000 or 1.1% of net revenue for 1999. The decrease in interest expense resulted from a lower average balance of borrowings under our revolving credit facility in 1999 as compared with 1998. Borrowings under our revolving line of credit that were outstanding during 1998 were repaid with proceeds from our initial public offering completed in April 1998. This interest expense savings was partially offset by higher interest expense related to the issuance of subordinated notes in connection with the completed transactions in 1998 and 1999.

   Income Taxes. We incurred income tax expense of $300,000 for 1998, as compared with $1,059,000 for 1999. Our effective tax rate was approximately 39% for 1998 as compared with 43.9% for 1999. The increase in the effective tax rate is primarily attributable to the fact that the remaining net operating loss carryforwards from 1996 were fully utilized to offset a portion of our taxable income in 1998. In addition, an increase in the amount of amortization of intangible assets which are not deductible for tax purposes also led to an increase in the effective tax rate in 1999.

Liquidity and Capital Resources

   We have financed our operating and capital needs, including cash used for acquisitions and affiliations, capital expenditures and working capital, from our sale of equity securities, borrowings under our revolving line of credit and cash generated from operations.

   From November 1996 (the date of our first dental group practice affiliation) through March 31, 1999, we completed 24 dental group practice affiliations for aggregate consideration of $49.7 million in cash, $7.5 million in subordinated promissory notes, $1.3 million in deferred payments, 1,899,156 shares of Common Stock and future contingent payments for one affiliation based on a multiple of service fees received in excess of a predetermined threshold for each of the three years ending May 31, 1999, 2000 and 2001. Our growth strategy depends in large measure on our ability to affiliate with additional dental group practices. Although we have affiliated with many dental group practices since our initial affiliation in November 1996, there can be no assurance that additional affiliation candidates can be identified, consummated or successfully integrated into our operations. We have used a combination of cash, common stock, and subordinated debt as consideration for past acquisitions and affiliations and plan to continue to use these sources in the future. In the event that our common stock does not maintain sufficient valuation or if potential affiliation candidates are unwilling to accept our securities as consideration, we will be required to use more cash resources to continue our affiliation program. In addition, if sufficient financing is not available as needed on terms acceptable to us, our affiliation program could be adversely affected.

   Year Ended December 31, 1997 Compared to the Year Ended December 31, 1998

   For the years ended December 31, 1997 and 1998, cash provided by operating activities amounted to $3,991,000 and $9,771,000, respectively. The increase in cash from operations resulted primarily from earnings generated from acquisitions and affiliations, same market growth and expanded profit margins.

   For the years ended December 31, 1997 and 1998, cash used in investing activities amounted to $19,510,000 and $24,886,000, respectively. Cash used for investing activities included cash used for acquisitions and affiliations and for capital expenditures. Cash used for acquisitions, net of cash acquired, was $14,878,000 for 1997 and $18,290,000 for 1998. Cash used for capital expenditures was $3,212,000 and $5,074,000 for 1997 and 1998, respectively. Capital expenditures for 1997 included costs associated with the addition of dental facilities in Austin, Milwaukee and Minneapolis and the addition of new operatories in

Austin, Minneapolis and Pittsburgh. Capital expenditures for 1998 included costs associated with the addition of three new dental facilities in Minneapolis, a new dental facility in Phoenix and the addition of new operatories in Austin, Milwaukee and Minneapolis. The establishment of new dental facilities and the expansion of existing dental facilities in the future will require ongoing capital expenditures.

   For the years ended December 31, 1997 and 1998, cash provided by financing activities amounted to $14,358,000 and $12,531,000, respectively. Cash provided by financing activities during 1997 resulted from borrowings under our revolving line of credit of $16,700,000, reduced by the repayment of certain indebtedness and the payment of debt issuance costs and initial public offering costs. Cash provided by financing activities in 1998 resulted primarily from net proceeds received from our initial public offering.

   During the second quarter of 1998, we sold 2,587,500 shares of Common Stock in an initial public offering at $15.00 per share. Net proceeds to us after deducting underwriting discounts and commissions and offering expenses totaled approximately $34,596,000. Such proceeds were used to (i) redeem all the Series B Redeemable Preferred Stock, including unpaid dividends, in the amount of $7,851,000, (ii) repay outstanding indebtedness under our revolving credit facility, including accrued interest, in the amount of $20,651,000 and (iii) complete additional affiliation transactions. In connection with the initial public offering, all 400,000 shares of Series A Convertible Preferred Stock were converted to 2,399,995 shares of our Common Stock.

   Three Months Ended March 31, 1998 Compared to the Three Months Ended March 31, 1999

   For the three months ended March 31, 1998 and 1999, cash provided by operating activities amounted to $562,000 and $1,724,000, respectively. The increase in cash from operations resulted primarily from earnings generated from acquisitions and affiliations, same market growth and expanded profit margins.

   For the three months ended March 31, 1998 and 1999, cash used in investing activities amounted to $3,682,000 and $10,120,000, respectively. Cash used for investing activities included cash used for acquisitions and affiliations and for capital expenditures. Cash used for acquisitions, net of cash acquired, was $2,590,000 for 1998 and $7,038,000 for 1999. Cash used for capital expenditures was $669,000 and $2,592,000 for 1998 and 1999, respectively. Capital expenditures for 1998 included costs associated with the addition of three new dental facilities in Minneapolis, a new dental facility in Phoenix and the addition of new operatories in Austin, Milwaukee and Minneapolis. Capital expenditures for 1999 included costs associated with the addition of new facilities in Minneapolis and Phoenix and the expansion of existing facilities in Austin and Minneapolis. The establishment of new dental facilities and the expansion of existing dental facilities in the future will require ongoing capital expenditures.

   For the three months ended March 31, 1998 and 1999, cash provided by financing activities amounted to $3,141,000 and $9,300,000, respectively. Cash provided by financing activities during 1998 resulted from borrowings under our revolving line of credit of $3,850,000, net of the repayment of certain indebtedness and the payment of initial public offering costs. Cash provided by financing activities in 1999 resulted from borrowings under our revolving line of credit of $9,597,000 and proceeds from the issuance of common stock for the employee stock purchase plan of $303,000, net of the repayment of certain indebtedness.

   In April 1997, we entered into a $30 million revolving line of credit agreement with a bank. In December 1998, we amended our line of credit to (i) increase the amount available under the line to $50 million, (ii) add two additional banks, (iii) extend the maturity date and (iv) modify certain other terms, including pricing. The credit facility is being used for general corporate purposes including acquisitions and affiliations. Borrowings under this line of credit bear interest at either prime or LIBOR plus a margin, at our option. The margin for LIBOR loans is based upon our debt coverage ratio and ranges up to 1.625%. In addition, we pay a commitment fee of 0.25% of the average daily balance of the unused line. Borrowings are limited to an availability formula based on adjusted EBITDA. The credit facility is secured by a first lien on substantially all of our assets, including a pledge of the stock of our subsidiaries. We are also required to comply with certain financial and other covenants. The line of credit matures in December 2001. The outstanding balance under this line as of March 31, 1999 was $13,897,000.

   As of March 31, 1999, 679,878 shares and $23,805,000 of notes remain available for issuance pursuant to this Offering.

   We believe that cash generated from operations and amounts available under our revolving credit facility will be sufficient to fund our anticipated cash needs for working capital, capital expenditures and acquisitions and affiliations for at least the next 12 months.

Year 2000 Issue

   The Year 2000 issue is the result of certain computer programs being written using two digits rather than four digits to define the year. Accordingly, computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in system failures or miscalculations causing disruptions in operations, including the temporary inability to process transactions, send invoices or statements, or engage in similar normal business activities. We utilize software and related computer technologies essential to our operations.

   All significant operating systems, the general ledger system and network communication software system utilized by us are either already Year 2000 compliant or are expected to be Year 2000 compliant upon installation of available patches or upgrades at minimal to no cost. The general ledger system has already been satisfactorily tested for compliance by the software vendor. We expect that all necessary upgrades for significant operating systems and network communication software will be completed by the end of the second quarter of 1999.

   We also use various dental practice management software systems in our affiliated dental group practices. In particular, our proprietary practice management system, Comdent, which is currently used at 38 of our dental facilities, is Year 2000 compliant. We intend, when appropriate, to convert our current and future affiliated dental group practices to Comdent. In general, the other practice management systems utilized by us are commercially available systems that are either already Year 2000 compliant or scheduled for Year 2000 compliance by the end of the third quarter of 1999. Preliminary compliance testing has been done by us on Comdent and other significant practice management systems and we intend to complete all such testing by the end of the second quarter of 1999. Any systems deemed to be non-compliant at such time are expected to be converted to Year 2000 compliant systems by the end of 1999. As part of our due diligence in connection with future affiliations, we will perform a review of the dental practice management software systems being used by those dental practices for Year 2000 compliance. Continual system upgrades and conversion of dental practice management systems to our preferred systems is an integral part of our overall information systems strategy. We believe that costs specifically associated with Year 2000 compliance issues, if any, will not be material to our financial position or results of operations.

   We are still in the process of identifying potential compliance issues with non-information technology ("non-IT") systems such as phone systems and certain other equipment. We do not believe the failure of such systems would have a material adverse effect on our operations. Non-IT systems that are not compliant, if any, are expected to be upgraded or replaced by the end of the third quarter of 1999. The costs of such upgrades are not expected to be material to our financial position or results of operations.

   Year 2000 issues also relate to third parties with which we have significant relationships. In particular, our affiliated dental groups have contracts with third party payors to provide dental services in exchange for capitation, fee-for-service and PPO payments. These third party payors have systems that may be vulnerable to Year 2000 issues. We have identified and initiated discussions with all significant third party payors to determine their compliance status and develop appropriate contingency plans. There can be no assurance, however, that the systems of these significant third party payors will be Year 2000 compliant on a timely basis. We believe Year 2000 problems experienced by such third party payors is the most reasonably likely worst case scenario and that such problems could result in late payments received under the payor contracts and related cash flow problems. Potential contingency plans may include temporary advancing of funds to our affiliates by third party payors unable to process claims on a timely basis and the direct billing of patients in lieu of reimbursements under the payor contracts. In addition, we could, if necessary, use borrowings under our revolving credit facility to support working capital obligations in the event of payment problems from third party payors. Due to the dependence of our affiliated dental groups on third party payor relationships, Year 2000 system failures of such payors could have a material adverse effect on our cash flows and financial condition.

                                    BUSINESS

Overview

   American Dental Partners, Inc. is a leading provider of dental practice management services to multi-disciplinary dental group practices in selected markets throughout the United States. We seek to affiliate with leading dental groups that provide a comprehensive range of dental care services, have outstanding reputations for quality and have proven records of financial performance.

   Our affiliation model is designed to create a partnership in management between us and the affiliated dental group practice that allows each party to maximize its strengths and retain its autonomy. When affiliating with a dental group practice, we acquire substantially all of its non-clinical assets and enter into a long-term service agreement to manage the non-clinical aspects of the dental operations. We support our affiliated dental group practices with a broad range of services designed to enhance practice revenue, improve operating efficiencies and expand operating margins. We share the best practices of our network with each affiliate and provide assistance with information systems, budgeting, financial reporting, facilities management, third-party payor contracting, supplies and equipment procurement, quality assurance initiatives, billing and collecting accounts receivable, marketing and recruiting, hiring and training support staff.

   Our objective is to be the leading dental practice management company in the United States. Our strategy for achieving this objective is to:

  (i) expand into carefully selected and diverse geographic markets which have favorable demographics and projected economic growth;
  (ii) affiliate with leading dental group practices which have reputations for quality care and proven records of financial performance;
  (iii) increase market penetration in each of its markets through additional affiliations, recruitment of dentists and new facility development;
  (iv) add value to each affiliated dental group practice by assisting the practice in improving operating performance; and
  (v) pursue various initiatives to ensure the highest quality of care and service.

Dental Care Industry

   The market for dental care is large, growing and highly fragmented. The United States Health Care Financing Administration estimates that expenditures for dental care were approximately $50.6 billion in 1997 and will reach approximately $95.2 billion by 2007, representing a compound annual growth rate of approximately 6.5 %. We believe that the growth in expenditures for dental care will continue to be driven by both increases in costs and increases in demand for services due to:

  (i)    improved dental benefits offered by employers;
  (ii) increased availability and use of dental insurance, including preferred provider organization ("PPO") plans and capitated managed care plans;
  (iii)  increased demand for dental care from an aging population; and
  (iv)   increased demand for cosmetic and preventative procedures.

   We believe that this growth will benefit not only dentists, but companies that provide services to the dental care industry, such as dental practice management companies. However, the failure of any of the foregoing factors to materialize could offset increases in demand for dental care, and any such increases may not correlate with growth in our business.

   Unlike many other sectors of the health care services industry, the dental care industry is in the early stages of consolidation. Although dental care is typically offered by solo practitioners, the trend towards group practice is growing. According to the American Dental Association ("ADA"), in 1995, 11.8% of the

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

approximately 153,300 dentists in the United States were practicing in groups of three or more, up from 4.1% in 1991. We believe this consolidation trend will continue.

   Most dental care performed in the United States is categorized as general dentistry. Based upon a 1990 survey by the ADA, general dentistry was estimated to represent approximately 83% of all dental services performed in the United States. General dentistry includes preventative care, diagnosis and treatment planning, as well as procedures such as fillings, crowns, bridges, dentures and extractions. Specialty dentistry, which includes orthodontics, periodontics, endodontics, prosthodontics and pediatric dentistry, represented the remaining 17% of dental care services.

   Historically, dental care was not covered by insurers and consequently was paid for by patients on a fee-for-service basis. An increasing number of employers have responded to the desire of employees for enhanced benefits by providing coverage from third party payors for dental care. These third party payors offer indemnity insurance, PPO plans and capitated managed care plans. Under an indemnity insurance plan, the dental provider charges a fee for each service provided to the insured patient, which is typically the same as that charged to a patient not covered by any type of dental insurance. We categorize indemnity insurance plans as fee-for-service plans. Under a PPO plan, the dentist charges a discounted fee for each service provided based on a schedule negotiated with the PPO. Under a capitated managed care plan, the dentist receives a fixed monthly fee from the managed care organization for each member covered under the plan who selects that dentist as his or her provider. Capitated managed care plans also typically require a co-payment by the patient.

   The National Association of Dental Plans ("NADP") estimated that approximately 147 million people, or approximately 55% of the population of the United States, were covered by some form of dental care plan in 1997. This compares with approximately 117 million people, or approximately 46% of the population of the United States, in 1995 and approximately 96 million people, or approximately 41% of the population of the United States, in 1990. Of the 147 million people with coverage, approximately 65% were covered by indemnity insurance, approximately 18% were covered by capitated managed care plans and approximately 17% were covered by PPO plans. The remaining approximately 120 million people, or approximately 45% of the population of the United States in 1997, did not have dental benefit coverage. We believe that the number of people with dental benefits will continue to increase and that the majority of this growth will be in PPO and capitated managed care plans. For instance, according to the NADP, the number of people covered by capitated managed care plans increased from 7.8 million in 1990 to 26.5 million in 1997, representing a 19.1% compound annual growth rate. Also, according to the NADP, the number of people covered by PPO plans increased from 11.7 million in 1994 to 24.5 million in 1997, representing a 27.9% compound annual growth rate.

   We believe that the increased prevalence of dental benefits and the shift of those benefits from traditional fee-for-service to non-fee-for-service plans has increased the complexity of operating a dental practice and has led dental practices to begin to affiliate or consolidate with entities, such as us, that:

  (i) allow dentists to focus on the clinical aspects of dentistry by providing management resources to conduct the business and administrative aspects of dentistry;
  (ii) provide information and operating systems that are required to effectively manage in an increasingly complex reimbursement environment;
  (iii)  assist with third-party payor contracting;
  (iv) realize economies of scale in purchasing and provide access to capital; and
  (v)    provide dentists the opportunity to realize value for their practices.

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

Business Strategy

   Our objective is to be the leading dental practice management company in the United States. In order to achieve this objective, our business strategy is to:

     Expand into carefully selected markets. We plan to expand our network of affiliated dental group practices into carefully selected and diverse geographic markets. We focus on markets that:

  (i)   offer the opportunity to gain market share leadership;
  (ii)  have a prevalence of dental group practices;
  (iii) have favorable demographics and projected economic growth; and
  (iv)  have access to dental schools.

     To date, we have identified approximately 125 markets that currently meet our market selection criteria. We believe that operating in multiple markets increases the attractiveness of us and our affiliated dental group practices to third party payors who seek to contract with dental providers that are strategically located in attractive markets and that offer a comprehensive range of multi-disciplinary dental care services.

     Affiliate with leading dental group practices. In entering a new market, we seek to affiliate with a leading dental group practice in that market as a platform for expansion. A "platform" dental group practice is one which has a reputation for quality care, provides a comprehensive range of dental services, has a significant market presence and has a proven record of financial performance. We believe that by affiliating with leading dental group practices it will become more attractive to other practices, dentists and payors.

     Increase market penetration. We seek to be the market share leader in each market in which we operate. After affiliating with a leading dental group practice, we seek to increase our market share by assisting the affiliate in recruiting new general and specialty dentists, expanding its patient base and opening new facilities. Additionally, we may affiliate with other dental practices or with specialty group practices that complement the platform dental group practice.

     Add value to each affiliated dental group practice. We support our affiliated dental group practices with a broad range of services designed to enhance their practice revenue, improve operating efficiencies and expand operating margins. We share the best practices of our network with each affiliate and assist each affiliate with an analysis of its revenue and payor mix, capacity, utilization, staffing, scheduling and productivity. We also provide our affiliates assistance with information systems, budgeting, financial reporting, facilities management, third-party payor contracting, supplies and equipment procurement, quality assurance initiatives, billing and collecting accounts receivable, marketing and recruiting, hiring and training support staff.

     Focus on quality care. We pursue various initiatives to help our affiliates provide the highest quality of care and service. Our goal is to have each affiliated dental group practice become accredited by the Accreditation Association of Ambulatory Health Care, Inc. ("AAAHC"). Through our National Professional Advisory Forum, we provide our affiliated dental group practices with the opportunity to share clinical knowledge and best clinical practices. We also implement comprehensive patient satisfaction surveys administered by independent third parties. We believe that our focus on quality care enhances: (i) our affiliates' relationships with patients; (ii) our affiliates' ability to recruit dentists; (iii) our ability to attract new dental groups as affiliates; and (iv) our attractiveness to third party payors.

Affiliation Philosophy

   We believe that dental care is an important part of an individual's overall health care. Because the practitioner is best qualified to manage the clinical aspects of dentistry, the provision of dental care must be centered around the dentist. However, current market trends in health care are increasing the complexity of

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

operating a dental practice. Consequently, dentists are affiliating with professional practice managers who can manage the non-clinical aspects of dentistry and provide the business skills that can improve practice operating performance.

   We believe that, similar to other sectors of the health care delivery system, the delivery of dental care is fundamentally a local business. Therefore, we operate our business in a decentralized manner and maintain the identity of the local affiliated practice. In each affiliation, we strive to maintain the local culture of the affiliated group and encourage it to retain the name of the practice, continue its presence in community events, maintain its relationship with patients and local third party payors and, to the extent possible, maintain the existing management organization.

   Our affiliation model is designed to create a partnership in management between us and the affiliated dental group practice that allows each party to maximize its strengths and retain its autonomy. Under our affiliation model, the affiliated dental group continues to own its practice and has sole purview over the clinical aspects of the practice while we manage the business aspects of the practice. This affiliation model is consistent across practices and, even where permitted by law, we do not employ practicing dentists.

   We believe that the core values of a business partnership are shared governance and shared financial objectives and have structured our affiliation model to achieve these goals. Shared governance is achieved by the formation of a joint policy board for each affiliated dental group practice which is comprised of an equal number of representatives from us and the affiliated dental group practice. Together, members of the policy board develop strategies and decide on major business initiatives for the practice. Shared financial objectives are achieved through the joint implementation of a budgeting process that establishes the financial performance standards for the dental practice.

   The organizational structure of a dental group practice before and after its affiliation with us is generally as follows:

                             [CHART APPEARS HERE]

Market and Group Selection

   Market Selection

   We have well-defined market selection criteria. We define potential markets with reference to one or more Metropolitan Statistical Areas ("MSAs"). An MSA is generally a geographic area consisting of a city of at least 50,000 people, together with adjacent communities that have a high degree of economic and social integration with the population center. In 1996, there were 316 MSAs in the United States. We typically focus on markets with a population of at least 250,000 people that:

  (i)offer the opportunity to gain market share leadership;

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

  (ii)  have a prevalence of dental group practices;
  (iii) have favorable demographics and projected economic growth; and
  (iv)  have access to dental schools.

   We have identified approximately 125 MSAs that currently meet our market selection criteria.

   Group Selection

   We seek to affiliate with leading dental group practices in each selected market. We focus on group practices because they have greater potential to be market share leaders. Group practices are also more likely to have implemented quality assurance and peer review policies and procedures and are better positioned to operate in an increasingly complex reimbursement environment. When entering a new market, we seek to affiliate with a platform dental group with a:

  (i)   reputation for quality care;
  (ii)  comprehensive range of dental care services;
  (iii) significant market presence; and
  (iv)  proven record of financial performance.

   We believe that, although a limited number of platform dental group practices exist within any given market, there are a significant number of such groups nationwide.

   Affiliation Process

   Once we have identified a potential affiliate within a market, our management seeks to determine whether the group practice and we share a common philosophy about the dental industry and common strategic goals and objectives. To this end, we conduct a series of meetings, site visits and presentations with the potential affiliate about the industry, us and our affiliation model. We believe that the existence of shared philosophical values is a critical element of the affiliation's ultimate success.

   If we and a potential affiliate determine that we share common values, goals and objectives, we then undertake a preliminary due diligence review of clinical, operating and financial information. Based upon this review, we formulate an offer outlining the basic terms and conditions of the affiliation which, if accepted by the dental group practice, is generally embodied in a letter of intent between the parties.

   Upon signing a letter of intent, we and our representatives begin a thorough review of the potential affiliate's clinical systems, processes, facilities and compliance with licensing and credentialing requirements, as well as perform legal and accounting due diligence. Acquisition, service and other agreements are then prepared and the transaction is closed. Generally, the process of identifying an acceptable affiliation candidate to closing the transaction takes approximately twelve months.

   Potential Affiliations

   We are constantly discussing potential affiliations with dental group practices that meet our group selection criteria, which may be at various stages at any point in time. There can be no assurance that we will consummate any of these potential affiliations.

Market Penetration

   After affiliating with a platform dental group practice, our strategy is to increase our market penetration by increasing the market share of our existing affiliated dental group and by affiliating with other leading dental groups that complement or add to the dental care provided by our existing affiliate.

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

   Increase Existing Groups' Market Share

   Upon completing an affiliation, we prepare a thorough operating evaluation of the affiliate which builds upon our operational due diligence. Based on this evaluation, we prepare a plan for increasing the affiliate's market penetration. This plan may include one or more of the following methods:

  (i) opening new facilities that are conveniently located in highly populated areas within the MSA or in contiguous MSAs;
  (ii) recruiting additional general and specialty dentists that will complement or enhance the dental care provided by each affiliated dental group;
  (iii) expanding physical capacity by adding new operatories at existing facilities;
  (iv) increasing the utilization of existing physical capacity by expanding hours of operation; and
  (v) growing our affiliate's patient base through increased marketing efforts and expanded relationships with third party payors.

   Affiliations in Existing Markets

   We also increased our market penetration by affiliating with other leading general dentistry group practices and specialty dental group practices that complement the platform dental group practice in a given market. These practices are selected in much the same manner as the platform dental group practice. We identify those practices which have an outstanding reputation for quality and provide the type of dental care which will complement or add to the dental care offered by the platform dental group in that market.

Operations

   Operating Structure

   We operate under a decentralized organizational structure. At the facility level, where permitted by applicable state law, we generally employ the dental hygienists, dental assistants and administrative staff. At each facility, a practice manager typically oversees the day-to-day business operations. The practice manager and administrative staff are responsible for, among other things, facility staffing, patient scheduling, on-site patient invoicing and ordering office and dental supplies. We believe local office scheduling is crucial because it allows each practice to accommodate the needs of its patients and increase the productivity of its dentists.

   In each market, we have a local management team that supervises the operations of one or more affiliates. This team provides support in areas such as recruiting, hiring and training facility staff, developing and implementing quality assurance programs, developing and implementing operating policies and procedures, billing and collecting accounts receivable, processing payroll, information systems, accounting, marketing and facilities development and management.

   Each local management team reports to one of our operating vice presidents. An operating vice president is responsible for monitoring the operating performance of multiple affiliated dental groups in multiple markets. Each operating vice president participates as a member of the policy board of the affiliated dental groups for which he or she has management oversight responsibilities. The operating vice presidents are responsible for overseeing the development of operating plans and annual budgets and monitoring actual results. Additionally, we support each of our dental group practices with analysis of the capacity, utilization and productivity of each dental facility. This analysis assists each practice in improving its operating performance from both a clinical and financial perspective.

   On a national level, we support our affiliated network in several ways. We assist our affiliates with:

  (i) sharing best clinical practices through our National Professional Advisory Forum ("NPAF"), described below;
  (ii)  evaluating and negotiating third party payor contracts;
  (iii) designing, locating and leasing new facilities;

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

  (iv) developing budgets and implementing accounting and financial systems;
       and
  (v) developing and implementing practice management and other information systems.

   We also take advantage of value purchasing by contracting for various goods and services on behalf of all of the affiliates. For example, we have arranged for national contracts for the purchase of dental supplies and equipment, professional, casualty, and general liability insurance and payroll processing.

   National Professional Advisory Forum

   We have organized the NPAF to provide guidance to our affiliated dental group practices with respect to the clinical aspects of dentistry. Leading dentists from our affiliated dental groups are selected to participate in the NPAF. The NPAF meets three times per year and provides a forum for dentists to share the best clinical practices of their respective dental groups and an opportunity for them to build professional relationships with other dentists affiliated with us. These dentists, as a result of their affiliation with us, share common long-term goals. This enables the discussion at the NPAF to be more open than it may be in other professional settings. While the primary emphasis of the NPAF is on the clinical aspects of dentistry, it also provides our management an opportunity to communicate with affiliated dentists. This enables us to continue to build strong, mutually beneficial partner relationships with our affiliated dental groups.

   Payor Relationships and Reimbursement Mix

   We and our affiliates believe that clinical and economic decisions should be made separately. However, we recognize that the source of payment for services affects operating and financial performance. We assist our affiliates in analyzing their revenue and payor mix on an ongoing basis and recommend methods by which the affiliated dental group practices can improve operating efficiency by improving their revenue and payor mix. As a general rule, we believe that growth in a market is best facilitated where the payor mix of our affiliates mirrors the payor mix for that market. We assist each of our affiliated dental groups in evaluating and negotiating third-party payor contracts on a local, regional and national level. The aggregate payor mix percentage of our affiliated practices for the year ended December 31,1998 was approximately 39% fee-for-service, 12% preferred provider plans and 49% capitated managed care plans. For the three months ended March 31, 1999, the aggregate payor mix percentage of our affiliated practices was approximately 43% fee-for-service, 12% preferred provider organization plans and 45% capitated managed care plans.

   We believe it is advantageous to be affiliated with dental groups that have successfully provided care to patients under all reimbursement methodologies. Since a shift is taking place in the dental benefits market from traditional fee-for-service to preferred provider organization and capitated managed care dental plans, we believe that our affiliates' experience in operating under all of these plans provides them with a competitive advantage. Most of our affiliated dental groups have provided care under traditional fee-for-service plans and non-fee-for-service plans. Several of our affiliated dental groups have been providing care to patients with capitated managed care dental benefits for more than 20 years.

   Facilities Development and Management

   We believe an inviting professional environment is a critical aspect of overall patient satisfaction. Each of our facilities is constructed to be warm, attractive and inviting to the patients in addition to being highly functional. Our dental facilities have from three to 39 operatories and typically accommodate general and specialty dentists, dental hygienists and dental assistants, a business manager and a receptionist. Generally, our facilities are either stand alone or located within a professional office building or medical facility and range in size from approximately 1,500 to 10,000 square feet.

   We work with each of our affiliated dental groups in analyzing utilization of existing capacity and identifying facility upgrade and expansion priorities. We also provide our affiliates guidance in the site selection process. We initially construct each facility as appropriate for the market and add and equip additional operatories as necessary through a capacity and utilization analysis.

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

   We use architectural design services to improve the facility design process and to further ensure that all facilities are properly constructed and meet the standards set forth by the Accreditation Association of Ambulatory Health Care, Inc. To this end, we work with each affiliated dental group to establish a defined set of standards for each facility, such as operatory design and dental equipment, which are consistent with the desires of the dental group. We believe such facility standards are necessary to speed the site development process and create consistency across newly developed facilities, leading to enhanced staff and provider productivity.

   Budgeting and Planning; Financial Information Systems

   We assist each affiliate with budgeting and planning. We and each affiliate develop a strategic plan for increased market penetration on an annual basis. We and each affiliated dental group then jointly develop a budget which sets specific goals for revenue growth, operating expenses and capital expenditures. Once a budget has been approved, we measure the financial performance of each affiliated dental group on a monthly basis and compare actual performance to budget.

   Our financial information system enables us to measure, monitor and compare the financial performance of affiliated dental groups on a standardized basis across our entire network. The system also allows us to track and control costs and facilitates the accounting and financial reporting process. This financial system is installed in all affiliated dental group practices. Historically, we have converted all affiliates to our system within 90 days of affiliation and intend to continue this practice with new affiliates.

   Practice Management Systems

   We use various dental practice management software systems to facilitate patient scheduling, to invoice patients and insurance companies, to assist with facility staffing and for other practice related activities. In connection with our affiliation with Park Dental, we acquired the rights to Comdent, a proprietary practice management software system which has been used and continuously enhanced at Park Dental since 1987. We believe that Comdent's scheduling, electronic data interchange and data management features are superior to others that are commercially available. In addition, Comdent is scalable and capable of accommodating large multi-site dental group practices. We intend, when appropriate, to convert our affiliated dental group practices to the Comdent practice management software system. We are also developing a data warehouse and decision support system to analyze information across our entire network.

Affiliation Structure

   Service Agreement

   We have entered into a service agreement with each of our affiliated PCs pursuant to which we perform all administrative, non-clinical aspects of such PC's dental practice. We expect that each new affiliated PC will enter into a similar service agreement or become a party to an existing service agreement at the time of its affiliation. We are dependent on our service agreements for the vast majority of our operating revenue. The termination of one or more of these service agreements could have a material adverse effect on our business, financial condition and results of operations. See "Risk Factors--Dependence Upon Service Agreements."

   We are responsible for providing all services necessary for the administration of the non-clinical aspects of the dental operations. These services include assisting our affiliates with information systems, budgeting and financial reporting, facilities management, third-party contracting, supplies and equipment procurement, quality assurance initiatives, billing and collecting accounts receivable, marketing and recruiting, hiring and training support staff.

   The PC is responsible for recruiting and hiring all of the dentists necessary to provide dental care. We do not assume any authority, responsibility, supervision or control over the provision of dental care to patients. The service agreement requires the PC to enter into an employment or independent contractor agreement with each dentist retained by the PC. The service agreement also requires the PC to implement and maintain quality

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

assurance and peer review programs, maintain professional and comprehensive general liability insurance covering the PC and each of its dentists and abide by non-competition and confidentiality provisions.

   We and each PC establish a joint policy board which is responsible for developing and implementing management and administrative policies for the dental operation. The policy board consists of an equal number of representatives designated by us and the PC. The policy board members designated by the PC must be licensed dentists employed by the PC. The policy board's responsibilities include the review and approval of all renovation and expansion plans and capital equipment expenditures with respect to the dental facilities affiliated with the PC, all annual capital and operating budgets, all advertising and marketing services, the long-term strategic and short-term operational goals, objectives, and plans for the dental facilities and staffing plans regarding provider and support personnel for the dental facilities. The policy board also reviews and monitors the financial performance of the PC with respect to the attainment of the PC's budgeted goals. The policy board also has the authority to approve or disapprove any merger or combination with, or acquisition of, any dental practice by the PC. Finally, the policy board reviews and makes recommendations with respect to contractual relationships between the PC and third-party payors. However, the PCs have final approval over matters relating to dental care including all third-party payor contracts and fee practices and schedules.

   The PC reimburses us for actual expenses incurred on its behalf in connection with the operation and administration of the dental facilities and pays fees to us for management services. Our service fees typically consist of a fixed monthly fee and an additional variable fee. The fixed monthly fee is determined prior to each affiliation and annually thereafter by agreement of us and the affiliated dental group in a formal budgeting process. To the extent that there is operating income after payment of the fixed monthly fee, reimbursement of expenses incurred in connection with the operation and administration of the dental facilities and payment of provider expenses, an additional variable fee is paid to us in the amount of such excess up to budgeted operating income and 50% of such excess over budgeted operating income. Under certain service agreements, our service fees consist of a variable monthly fee which is based upon a specified percentage of the amount by which the PC's adjusted gross revenue exceeds expenses incurred in connection with the operation and administration of our dental facilities. In those situations, no additional variable fee is applicable. The PC is also responsible for provider expenses, which generally consist of the salaries, benefits, and certain other expenses of the dentists. Pursuant to the terms of the service agreements, we bill patients and third party payors on behalf of the affiliated PCs. Such funds are applied in the following order of priority:

  1. reimbursement of expenses incurred in connection with the operation and administration of the dental facilities;
  2. repayment of advances, if any, made by us to the PC;
  3. payment of the monthly fee;
  4. payment of provider expenses; and
  5. payment of the additional variable fee.

   Each of our current service agreements is for an initial term of 40 years and automatically renews for successive five-year terms, unless terminated by notice given at least 120 days prior to the end of the initial term or any renewal term. In addition, the service agreement may be terminated earlier by either party upon the occurrence of certain events involving the other party, such as its dissolution, bankruptcy, liquidation, or its failure to perform its material duties and obligations under the service agreement. In the event a service agreement is terminated, the related affiliated dental practice is generally required to purchase, at our option, the unamortized balance of intangible assets at the current book value, as well as all related other assets associated with the affiliated dental practice.

   Employment Agreements with Dentists

   The service agreements require that all dentists practicing full-time at the dental facilities enter into employment agreements with their respective PCs. The employment agreements with dentists who are owners of the PCs generally are for a specified initial term of up to five years and may not be terminated by the dentists without cause during such initial term. The employment agreements with other dentists may be for terms up to 18 months. Such employment agreements are usually terminable by either party upon advance written notice, which may be 90 days in some cases, and are terminable by the PC for cause immediately upon written notice to the dentist. The agreements typically contain non-competition provisions which prohibit the dentist from engaging in the practice of dentistry or otherwise performing professional dental services within a specified geographic area, usually a specified number of miles from the relevant dental facility, following termination. The non-competition restrictions are generally for one to two years following termination.

Competition

   The dental practice management industry, currently in its formative stage, is highly competitive and is expected to become more competitive. We compete with other dental practice management companies with respect to providing management services to dentists. We believe that the principal factors of competition between dental practice management companies are their affiliation methods and models, the reputation of their existing affiliates, the scope of their dental care networks, their management expertise and experience, the sophistication of their management information, accounting, finance and other systems and their operating methods. We believe that we compete effectively with other dental practice management companies with respect to these factors. See "Risk Factors--Highly Competitive Market."

Government Regulation

   General

   The practice of dentistry is highly regulated, and the operations of us and our affiliated dental practices are subject to numerous state and federal laws and regulations. Furthermore, we may become subject to additional laws and regulations as we expand into new markets. There can be no assurance that the regulatory environment in which we and our affiliated dental group practices operate will not change significantly in the future. The ability to operate profitably will depend, in part, upon us and our affiliated dental group practices obtaining and maintaining all necessary licenses, certifications and other approvals and operating in compliance with applicable laws. See "Risk Factors--Government Regulation."

   State Regulation

   Every state imposes licensing and other requirements on individual dentists and dental facilities and services. Except for Wisconsin, the laws of the states in which we currently operate prohibit, either by specific statutes, case law or as a matter of general public policy, entities not wholly owned or controlled by dentists, such as us, from practicing dentistry, from employing dentists and, in some circumstances, dental assistants and dental hygienists, or from exercising control over the provision of dental services. Many states prohibit or restrict the ability of a person other than a licensed dentist to own, manage or control the assets, equipment or offices used in a dental practice. The laws of some states prohibit the advertising of dental services under a trade or corporate name and require all advertisements to be in the name of the dentist. A number of states also regulate the content of advertisements of dental services and the use of promotional gift items. These laws and their interpretation vary from state to state and are enforced by regulatory authorities with broad discretion.

   To the extent that we or any affiliated dental group practice contract with third party payors, including self-insured plans, under a capitated or other arrangement which causes us or such affiliated dental group practice to assume a portion of the financial risk of providing dental care, we or such affiliated dental group practice may become subject to state insurance laws. If we or any affiliated dental group practice are determined to be engaged in the business of insurance, we may be required to change the method of payment from third party payors or to seek appropriate licensure. Any regulation of us or our affiliated dental group practices under insurance laws could have a material adverse effect on our business, financial condition and results of operations.

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

   Many states have fraud and abuse laws, including anti-kickback laws, which are similar to the federal laws, discussed below, and in many cases these laws apply to all referrals for items or services reimbursable by any payor. A number of states also impose significant criminal and civil penalties for false claims, false or improper billings, or inappropriate coding for dental services. Many states either prohibit or require disclosure of self-referral arrangements and impose criminal and civil penalties for violations of these laws.

   Many states also prohibit a dentist from paying a portion of fees received for dental services to another person or entity. In some states, this "fee-splitting" prohibition applies only to payments in exchange for referrals. Other states flatly prohibit any rebates or split fees regardless of whether referrals are involved. There can be no assurance that management fees paid to us, to the extent based on a percentage of dental service revenues or profits, will not be deemed to violate such laws.

   Many states have antitrust laws which prohibit agreements in restraint of trade, the exercise of monopoly power and other practices that are considered to be anti-competitive, including cooperation by separate economic entities to fix the prices of services. Dental practices are also subject to compliance with state and local regulatory standards in the areas of safety and health.

   Federal Regulation

   The dental industry is also regulated at the federal level to the extent that dental services are reimbursed under federal programs. Participation by the affiliated dental group practices and their dentists in such programs subject them, and potentially us, to significant regulation regarding the provision of services to beneficiaries, submission of claims and related matters, including the types of regulations discussed below. Violation of these laws or regulations can result in civil and criminal penalties, including possible exclusion of individuals and entities from participation in federal payment programs.

   The federal anti-kickback statutes prohibit, in part, and subject to certain safe harbors, the payment or receipt of remuneration in return for, or in order to induce, referrals, or arranging for referrals, for items or services which are reimbursable under federal payment programs. Other federal laws impose significant penalties for false or improper billings or inappropriate coding for dental services regardless of the payor source. The federal self-referral law, or "Stark law," prohibits dentists from making referrals for certain designated health services reimbursable under federal payment programs to entities with which they have financial relationships unless a specific exception applies. The Stark law also prohibits the entity receiving such referrals from submitting a claim for services provided pursuant to such referral. We may be subject to federal payor rules prohibiting the assignment of the right to receive payment for services rendered unless certain conditions are met. These rules prohibit a billing agent from receiving a fee based on a percentage of collections and may require payments for the services of the dentists to be made directly to the dentist providing the services or to a lock-box account held in the name of the dentist or his or her dental group. In addition, these rules provide that accounts receivables from federal payors are not saleable or assignable.

   Federal antitrust laws prohibit agreements in restraint of trade, the exercise of monopoly power and other practices that are considered to be anti-competitive, including cooperation by separate economic entities to fix the prices of services. Finally, dental practices are also subject to compliance with federal regulatory standards in the areas of safety and health.

Insurance

   We maintain property-casualty insurance covering our corporate office, local management offices and dental facilities on a replacement cost basis. Each affiliated PC maintains, or causes to be maintained, professional liability insurance covering itself and its employees and contractors, including the dentists, hygienists and dental assistants employed by, or contracted by such affiliated PC in the amount of $1 million per occurrence and $3 million annual aggregate. We generally are a named insured under such policies. We also maintain umbrella liability coverage for our property-casualty policies in the amount of $10 million. Some risks and liabilities may not be covered by insurance, however, and there can be no assurance that coverage will continue to be available upon terms satisfactory to us or that the coverage will be adequate to cover losses.

Malpractice insurance, moreover, can be expensive and varies from state to state. Successful malpractice claims asserted against the dentists, the PCs or us may have a material adverse effect on our business, financial condition and results of operations. While we believe our insurance policies are adequate in amount and coverage for our current operations, there can be no assurance that the coverage maintained by us will be sufficient to cover all future claims or will continue to be available in adequate amounts or at a reasonable cost.

Legal Proceedings

   From time to time, we may be subject to litigation incidental to our business. We are not presently a party to any material litigation. The dentists employed by, or independent contractors of, our affiliated PCs are from time to time subject to malpractice claims. Such claims, if successful, could result in damage awards exceeding applicable insurance coverage which could have a material adverse effect on our business, financial condition and results of operations.

Facilities and Employees

   We lease most of our dental facilities. Typically, each acquired dental facility is located at the site used by the dental group practice prior to affiliating with us. As of March 31, 1999, we owned or leased 123 dental facilities, seven local management offices and our corporate office. Our corporate office is located at 301 Edgewater Place, Suite 320, Wakefield, Massachusetts, in approximately 6,900 square feet occupied under a lease which expires in March 2002.

   As of March 31, 1999, we employed, either directly or through independent contract arrangements, 1,202 people. This amount included 629 hygienists and dental assistants and 573 administrative and management personnel located at our dental facilities, local management offices and our corporate office. In addition, we were affiliated with 274 dentists, as well as 126 hygienists and dental assistants located in states which prohibit our employment of hygienists and/or dental assistants, all of whom were employees or independent contractors of their respective affiliated PCs. We consider our relations with our employees to be good.

                                   MANAGEMENT

Directors and Executive Officers

   The following table sets forth information concerning our directors and executive officers:

             Name           Age                             Position
             ----           ---                             --------
   Gregory A. Serrao.......  36 Chairman, President and Chief Executive Officer
   Ronald M. Levenson......  43 Senior Vice President, Chief Financial Officer and Treasurer
   William H. Bottlinger...  54 Vice President-Regional Operations and Chief Information Officer
   Joseph V. Errante,
    D.D.S..................  43 Vice President-Regional Operations
   Lee S. Feldman..........  31 Vice President-General Counsel
   Forrest M. Flint........  47 Vice President-Business Development
   Michael F. Frisch.......  41 Vice President-Regional Operations
   Jesley C. Ruff, D.D.S...  44 Vice President-Chief Professional Officer
   Gregory T. Swenson,
    D.D.S..................  64 President of PDHC, Ltd. and Director
   James T. Kelly (1)......  52 Director
   Martin J. Mannion
    (1)(2).................  39 Director
   Derril W. Reeves
    (1)(2).................  55 Director

--------
(1)Member of the Audit Committee.
(2) Member of the Compensation Committee.

   Mr. Serrao, our founder, has been our President, Chief Executive Officer and a Director since December 1995 and our Chairman since October 1997. From 1992 through December 1995, Mr. Serrao served as the

President of National Specialty Services, Inc., a subsidiary of Cardinal Health, Inc. ("Cardinal Health"). From 1991 to 1992, Mr. Serrao served as Vice President--Corporate Development of Cardinal Health. Before joining Cardinal Health, Mr. Serrao was an investment banker at Dean Witter Reynolds Inc. where he co-founded its health care investment banking group and specialized in mergers, acquisitions and public equity offerings.

   Mr. Levenson has been our Senior Vice President, Chief Financial Officer and Treasurer since April 1996. Prior to joining us, Mr. Levenson was employed by American Medical Response, Inc. ("AMR"), a national provider of ambulance services, where he served as Senior Vice President and Chief Accounting Officer from October 1992 through April 1996 and also served as Treasurer from August 1995 through April 1996. Prior to joining AMR, Mr. Levenson was a Senior Manager at KPMG LLP, a public accounting firm, where he was employed from 1979 through 1992.

   Mr. Bottlinger has been our Vice President and Chief Information Officer since January 1997 and our Vice President--Regional Operations since November 1997. From 1985 through 1996, Mr. Bottlinger served as Senior Vice President and Chief Information Officer for Cardinal Health and Senior Vice President and General Manager of CORD Logistics, Inc., a Cardinal Health subsidiary which provided pharmaceutical distribution and information technology services for emerging biotechnical manufacturing companies. During his career, Mr. Bottlinger has initiated the use of state of the art information system technology in a variety of businesses engaged in retailing, food wholesaling, pharmaceutical manufacturing and distribution, pharmacy operations and financial services.

   Dr. Errante has been our Vice President--Regional Operations since November 1998 and has served as Chief Executive Officer of Innovative Practice Concepts, Inc. (which was acquired by us in January 1998) since January 1996. From January 1996 to January 1998, Dr. Errante also served as Chairman of Associated Dental Care Providers, P.C. (a dental group practice affiliated with us since January 1998), which he co-founded in 1985. From 1992 to 1996, Dr. Errante served as Chief Executive Officer and Chairman of Associated Companies, Inc., the management company that operated Associated Health Plans, Inc. ("AHP"), a managed care dental plan in Arizona. From 1985 to 1992, Dr. Errante served as the Dental Director for AHP. Dr. Errante currently serves as President of the American Academy of Dental Group Practice ("AADGP") and sits on the Managed Care Dental Advisory Board to Proctor and Gamble.

   Mr. Feldman has been our Vice President--General Counsel since November 1998. Prior to joining us, Mr. Feldman was employed by Professional Dental Associates, Inc., a dental practice management company, where he served as Vice President--General Counsel and Secretary from June 1997 to November 1998. From 1993 to 1997, Mr. Feldman was an associate with Ropes & Gray, a law firm located in Boston, Massachusetts.

   Mr. Flint has been our Vice President--Business Development since November 1996. From 1985 through November 1996, Mr. Flint served as the Executive Director of PDHC, Ltd. ("Park"), prior to its affiliation with us. At Park, Mr. Flint was responsible for managing all external relationships and contracting with third party payors. From 1984 to 1985, Mr. Flint was an investment banker in the health care finance group of Dain Bosworth, Inc. From 1977 to 1984, Mr. Flint was the Director of the South Dakota Division of Health Services. Mr. Flint is a past Board Member of the Accreditation Association for Ambulatory Health Care, Inc.

   Mr. Frisch has been our as Vice President--Regional Operations since June 1997. From January 1997 to June 1997, Mr. Frisch served as our Director-- National Support Initiatives. From July 1996 to January 1997, Mr. Frisch was an independent consultant to us. From June 1993 to July 1996, Mr. Frisch served as Vice President and General Manager of National Specialty Services, Inc., a subsidiary of Cardinal Health. From July 1986 to June 1993, Mr. Frisch was employed by VHA, Inc., a national health care alliance, in a variety of marketing, business development and management positions.

   Dr. Ruff has been our Vice President-Chief Professional Officer since January 1999 and has chaired our National Professional Advisory Forum since January 1997. From 1992 to 1998, Dr. Ruff served as President of Wisconsin Dental Group, S.C., one of our affiliated dental group practices, where he was employed as a practicing dentist and held a variety of positions since 1985. In 1994, Dr. Ruff served on the Board of Directors of the National Association of Prepaid Dental Plans. From 1983 to 1991, Dr. Ruff was an Assistant Professor at the Marquette University School of Dentistry and an adjunct faculty member from 1991 to 1996, where he held a variety of clinical faculty and grant-related positions.

   Dr. Swenson has served as President of PDHC, Ltd., President of Park Dental and one of our Directors since November 1996. From 1983, when he co-founded Park, to November 1996, Dr. Swenson served as Chairman and Chief Executive Officer of Park. Dr. Swenson was a member of the AADGP from 1980 until 1995, serving on many occasions as a practice auditor in the AADGP's accreditation program. In 1978, Park's predecessor was the second group practice to receive AADGP's accreditation certificate. In 1973, a national referee committee selected Dr. Swenson to the American Association of Endodontics, a society with which he maintained a membership until 1989. In 1972, after practicing solo dentistry for ten years, he formed a partnership with colleagues and helped build Park's predecessor group practice. Dr. Swenson is a member of the Minnesota State Dental Association, the American Dental Association, and Federation Dentaire Internationale. From 1980 to 1996, Dr. Swenson served on the Board of Directors of Marquette Bank Brookdale.

   Mr. Kelly has been one of our Directors since February 1997. Mr. Kelly has served as Chairman of the Board of Lincare Holdings Inc., a provider of home respiratory therapy services, since April 1994. Mr. Kelly served as the Chief Executive Officer of Lincare from June 1986 through December 1996. Prior to 1986, Mr. Kelly served in a number of capacities within the Mining and Metals Division of Union Carbide Corporation over a 19-year period.

   Mr. Mannion has been one of our Directors since January 1996 and served as our Chairman from January 1996 to October 1997. Mr. Mannion is a general partner with Summit Partners, a private equity capital firm, where he has been employed since 1985.

   Mr. Reeves has been one of our Directors since February 1997. Mr. Reeves is a founder, Vice Chairman of the Board of Directors and Chief Development Officer of PhyCor, Inc., a physician practice management company, where he has been employed since 1988. From 1974 to 1976, Mr. Reeves was with Hospital Affiliates International ("HAI") where he served as Vice President of Hospital Management Corporation, the hospital management subsidiary of HAI. In 1977, he joined Hospital Corporation of America ("HCA") to head the growth function for HCA's management company. Mr. Reeves was a Vice President of HCA and also Vice President of Development for HCA Management Company until 1985. In 1985, he moved to HCA Health Plans as Vice President of Sales and Marketing and was instrumental in the creation of Equicor where he was Senior Vice President, National Sales.

Board of Directors

   Our Board of Directors is divided into three classes, with each class elected to serve a staggered three-year term. The Class I director, whose term will expire at the 2001 annual meeting of stockholders, is Dr. Swenson. The Class II directors, whose terms will expire at the 2002 annual meeting of stockholders, are Messrs. Mannion and Kelly. The Class III directors, whose terms will expire at the 2000 annual meeting of stockholders, are Messrs. Serrao and Reeves. The classified Board of Directors may increase the difficulty of consummating or discourage a business combination or an attempt to gain control of us that is not approved by our Board of Directors. Our executive officers are elected annually by and serve at the discretion of our Board of Directors. See "--Employment Agreements."

Compensation of Directors

   Directors who are also our employees or employees of one of our subsidiaries do not receive additional compensation for serving as directors. Each director who is not an employee of ours or one of our subsidiaries receives a fee of $1,000 for attending each Board of Directors' meeting and $500 for attending each committee meeting. In addition, such directors are eligible to receive options under our 1996 Amended and Restated Directors Stock Option Plan. These options are issued at such times and in such amounts as may be determined by the Directors Stock Option Plan Committee. Directors are also reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of Directors or committees thereof.

Compensation of Executive Officers

   The following table sets forth information with respect to compensation paid to or accrued on behalf of our Chief Executive Officer and our four most highly compensated executive officers whose annual compensation exceeded $100,000 during 1998.

                           Summary Compensation Table

                                      Annual Compensation                   Long-Term Awards
                          ---------------------------------------------- ------------------------
                                                             Other                    Securities
                                                            Annual       Restricted   Underlying      All Other
                          Year Salary ($)    Bonus ($) Compensation(/1/)   Stock      Options (#) Compensation (/2/)
                          ---- ----------    --------- ----------------- ----------   ----------- ------------------
Gregory A. Serrao.......  1998 $ 170,000     $102,000      $     --       $    --        12,000         $2,259
 Chairman, President      1997 $ 153,000     $123,600      $     --       $    --       189,600         $1,946
 and Chief Executive      1996 $ 144,000(3)  $ 90,000      $136,543(4)    $99,500(5)    270,270         $  519
 Officer
Ronald M. Levenson......  1998 $ 165,000     $ 66,000      $     --       $    --        12,000         $2,200
 Senior Vice President,   1997 $ 153,000     $ 82,400      $     --       $    --       126,000         $1,946
 Chief Financial Officer  1996 $ 101,000(3)  $ 41,600      $ 23,000(6)    $    --        81,000         $   --
 and Treasurer
William H. Bottlinger...  1998 $ 152,880     $ 65,800      $     --       $    --         4,523         $   --
 Vice President-Regional  1997 $ 143,000(3)  $ 58,800      $ 57,900(6)    $    --        15,000         $   --
 Operations and Chief     1996 $      --     $     --      $     --       $    --            --         $   --
 Information Officer
Forrest M. Flint........  1998 $ 130,000     $ 26,250      $     --       $    --         1,692         $2,430
 Vice President-Business  1997 $ 125,000     $ 30,000      $     --       $    --         7,200         $2,340
 Development              1996 $ 143,000(3)  $ 15,000      $     --       $    --        36,000         $  288
Joseph V. Errante, DDS..  1998 $ 120,000     $    717      $     --       $    --        11,000         $4,943
 Vice President-Regional  1997 $      --     $     --      $     --       $    --            --         $   --
 Operations               1996 $      --     $     --      $     --       $    --            --         $   --

--------
(1) Except as specifically noted, no Other Annual Compensation for any executive officer named in the Summary Compensation Table exceeded $50,000 or 10% of the total salary and bonus for such officer.
(2) Represents matching contributions under our 401(k) plan.
(3) Represents less than one full year's compensation.
(4) Consists of a tax offset bonus in the amount of $84,461 paid with respect to the restricted Common Stock issued to Mr. Serrao in January 1996 and moving and relocation expenses in the amount of $52,082.
(5) Represents the dollar value (net of consideration paid) of 300,000 shares of restricted Common Stock issued to Mr. Serrao in January 1996, based upon the fair market value of such shares on the date of issuance. Such shares are subject to repurchase rights in favor of us upon the occurrence of certain events, including the termination of Mr. Serrao's employment. Such repurchase rights lapse ratably during the first four years of Mr. Serrao's employment and upon the occurrence of certain other events. As of December 31, 1998, 81,180 shares of restricted Common Stock with a fair market value on such date of $938,644 were held by Mr. Serrao. Dividends, if declared and paid upon our Common Stock, will be paid on such restricted stock.
(6) Consists of moving and relocation expenses.

                       Option Grants In Last Fiscal Year

   The following table sets forth all grants of stock options to the executive officers named in the Summary Compensation Table during 1998:

                                                                        Potential
                                                                     Realizable Value
                                                                        at Assumed
                                                                     Annual Rates of
                                                                       Stock Price
                                                                     Appreciation for
                                      Individual Grants                Option Term
                         ------------------------------------------- ----------------
                         Number of
                         Securities
                         Underlying % of Total
                          Options     Options   Exercise
                          Granted   Granted  in   Price   Expiration
                           (#)(1)   Fiscal Year ($/Share)    Date    5% ($)  10% ($)
                         ---------- ----------- --------- ---------- ------- --------
Gregory A. Serrao.......   12,000        12%     $13.00     2/27/08  $98,108 $248,624
Ronald M. Levenson......   12,000        12%     $13.00     2/27/08  $98,108 $248,624
William H. Bottlinger...    4,523         4%     $13.00     2/27/08  $36,978 $ 93,710
Forrest M. Flint........    1,692         2%     $13.00     2/27/08  $13,833 $ 35,056
Joseph V. Errante,
 D.D.S..................    1,000         1%     $14.17     1/01/08  $ 8,911 $ 22,583
                           10,000        10%     $11.50    11/06/08  $72,323 $183,280

--------
(1) All option grants were issued under our Amended and Restated 1996 Stock Option Plan, as amended. The exercise price of such options is no less than the fair market value of our Common Stock on the date of grant. Options become exercisable in equal annual installments over a four-year period.

   Aggregated Option Exercises in Last Fiscal Year and Year End Option Values

   The following table sets forth the number of securities underlying unexercised options and the value of in-the-money stock options held by the executive officers named in the Summary Compensation Table as of December 31, 1998 (/1/):

                         Number of Securities Underlying          Value of Unexercised
                         Unexercised Options at December          In-the-Money Options
                                   31, 1998(#)                  at December 31, 1998 ($)
                         -----------------------------------    -------------------------
                          Exercisable        Unexercisable      Exercisable Unexercisable
                         ---------------    ----------------    ----------- -------------
Gregory A. Serrao.......     325,477             146,393         $3,035,808    $     --
Ronald M. Levenson......      90,307             128,693         $  572,858    $336,975
William H. Bottlinger...       5,213              14,310         $       --    $     --
Forrest M. Flint........      27,240              17,652         $   82,235    $ 34,135
Joseph V. Errante,
 D.D.S..................          --              11,000         $       --    $    625

--------
(1) There were no stock options exercised by executive officers named in the Summary Compensation Table during 1998.

Employment Agreements

   We have a five-year employment agreement with Mr. Serrao which terminates in January 2001. Under his employment agreement, Mr. Serrao receives an annual base salary, which was $170,000 in 1998 (subject to potential annual salary increases), and a bonus in an amount up to 60% of his then current base salary. Mr. Serrao is also subject to non-competition and confidentiality provisions in the employment agreement. If Mr. Serrao's employment is terminated prior to the end of the five-year term by us without cause or by Mr. Serrao for "good reason" (as defined in the employment agreement), he is entitled to receive severance benefits which include severance payments in an amount equal to his then current annual base salary and health care benefits for one year after termination.

   We have a three-year employment agreement with Mr. Flint which terminates in November 1999. Under his employment agreement, Mr. Flint receives an annual base salary, which was $130,000 in 1998 (subject to potential annual salary increases), and a bonus in an amount up to 25% of his then current base salary. Mr. Flint is also subject to non-competition and confidentiality provisions in the employment agreement. If Mr. Flint's employment is terminated prior to the end of the three-year term by us for any reason other than for cause, he is entitled to receive severance benefits which include severance payments in an amount equal to his then current base salary for the remainder of such term.

   We have a four-year employment agreement with Dr. Errante which terminates in January 2003. Under his employment agreement, Dr. Errante receives an annual base salary of $140,000 (subject to potential annual salary increases) and a bonus in an amount up to 35% of his then current base salary. Dr. Errante is also subject to non-competition and confidentiality provisions in the employment agreement. If Dr. Errante's employment is terminated prior to the end of the four-year term by us for any reason other than for cause, he is entitled to receive severance benefits which include severance payments in an amount equal to the lesser of the remainder of the term or one year of his then current base salary.

Compensation Committee Interlocks

   Prior to October 27, 1997, we did not have a separate Compensation Committee or other committee performing equivalent functions. As a result, compensation decisions prior to that time were made by our Board of Directors consisting of Messrs. Serrao, Kelly, Mannion, Reeves and Dr. Swenson. Messrs. Mannion and Reeves serve as the current members of our Compensation Committee. There are no interlocking relationships between any of our executive officers and any entity whose directors or executive officers serve on our Board of Directors or Compensation Committee.

                              CERTAIN TRANSACTIONS

   We and a group of investors (collectively, the "Purchasers") were parties to various agreements and transactions which were entered into in connection with our initial capitalization. The Purchasers included, among others, Mr. Serrao and certain limited partnerships which are affiliated with Summit Partners.
Mr. Mannion, one of our Directors, is a general partner of Summit Partners. Summit Partners and its affiliated limited partnerships are collectively referred to as "Summit Partners."

   We and the Purchasers were parties to a Series A and Series B Preferred Stock Purchase Agreement dated January 8, 1996, as amended (the "Preferred Stock Purchase Agreement"), pursuant to which the Purchasers purchased, in the aggregate, 400,000 shares of our Series A Convertible Preferred Stock at a price of $19.75 per share and 70,000 shares of our Series B Redeemable Preferred Stock at a price of $100 per share. In addition, in connection with entering into the Preferred Stock Purchase Agreement, the Purchasers purchased an aggregate of 300,000 shares of our Common Stock at $0.33 per share. The aggregate purchase price for all Preferred and Common Stock purchased by the Purchasers was $15,000,000. The proceeds from the sale of such shares were used by us in connection with affiliations with dental practices and for general working capital purposes. The following table describes the number of shares of our Series A and Series B Preferred Stock and our Common Stock purchased by Mr. Serrao and Summit Partners:

                                                Number of Shares
                                ------------------------------------------------
                                Series A Convertible Series B Redeemable Common
                                  Preferred Stock      Preferred Stock    Stock
                                -------------------- ------------------- -------
Gregory A. Serrao..............         2,933                 513          2,200
Summit Partners................       349,600              61,180        278,563

   The Series A Convertible Preferred Stock was converted into 17,600 and 2,097,599 shares of our Common Stock for Mr. Serrao and Summit Partners, respectively, upon completion of the initial public offering ("IPO") in April 1998. Approximately $7.9 million of the proceeds of the IPO were used to redeem all of the Series B Preferred Stock, including unpaid dividends. In connection with such redemption, Mr. Serrao and Summit Partners received $57,572 and $6,861,887, respectively.

   We and the Purchasers are parties to a Registration Rights Agreement dated January 8, 1996, as amended (the "Purchasers Registration Rights Agreement"), pursuant to which the Purchasers have the right, subject to certain restrictions, to cause us to effect a registration of their shares of Common Stock under the Securities Act of 1933, as amended (the "Securities Act"). The Purchasers also have certain "piggy back" registration rights in the event we register any of our securities for our account or for security holders exercising their registration rights.

   In addition, Mr. Levenson, our Senior Vice President, Chief Financial Officer and Treasurer, was a party to such agreements and transactions. Pursuant to the Preferred Stock Purchase Agreement, Mr. Levenson purchased 5,600 shares of our Series A Convertible Preferred Stock at a price of $19.75 per share and 980 shares of our Series B Redeemable Preferred Stock at a price of $100 per share. In addition, in connection with entering into the Preferred Stock Purchase Agreement, Mr. Levenson purchased 4,199 shares of our Common Stock at $0.33 per share. The Series A Convertible Stock was converted into 33,600 shares of our Common Stock at the completion of the IPO. As part of the redemption of the Series B Redeemable Preferred Stock with a portion of the proceeds of the IPO, Mr. Levenson received $109,714. Mr. Levenson is also a party to the Purchasers Registration Rights Agreement.

   We acquired PDHC, Ltd. ("Park") pursuant to an Acquisition and Exchange Agreement effective November 12, 1996 (the "Acquisition Agreement"), among us, Park and all of the shareholders of Park, including Dr. Swenson. Under the Acquisition Agreement, the shareholders of Park received an aggregate of $3.3 million in cash, $1.5 million principal amount of our Subordinated Notes and 1,260,000 shares of our Common Stock in consideration for the exchange of all of their Park shares. Dr. Swenson received $74,848 in principal and interest payments under the Subordinated Notes in 1998. The terms and conditions of the acquisition of Park, including the consideration received for the exchange of the Park shares, were based upon arms-length negotiations between our representatives and Park, including Dr. Swenson.

   We acquired Smileage Dental Care, Inc. pursuant to an Agreement and Plan of Merger and Reorganization effective December 23, 1996 (the "Merger Agreement"), among us, American Dental Partners of Wisconsin, Inc. ("American"), Smileage Dental Care, Inc. ("Smileage") and the shareholders of Smileage, including Jesley C. Ruff, D.D.S., who became our Vice President--Chief Professional Officer on January 1, 1999. Under the Merger Agreement, the shareholders of Smileage received an aggregate of $546,250 in cash, $247,500 principal amount of our Subordinated Notes and 304,200 shares of our Common Stock in consideration of the merger of Smileage with American. Dr. Ruff received $3,955 in principal and interest payments under the Subordinated Notes in 1998. The terms and conditions of the acquisition of Smileage, including the consideration received for the exchange of the Smileage shares, were based upon arms-length negotiations between our representatives and Smileage, including Dr. Ruff.

   We acquired Innovative Practice Concepts, Inc. pursuant to a Stock Purchase Agreement dated December 22, 1997 (the "Purchase Agreement") among us, Associated Dental Care Providers, P.C. ("Associated"), Innovative Practice Concepts, Inc. ("IPC") and the shareholders of IPC. The transaction was effective January 1, 1998. Under the Purchase Agreement, the shareholders of IPC received an aggregate of $2,910,000 in cash less certain amounts applied to pay off indebtedness of IPC to Joseph V. Errante, D.D.S. and his sister Margaret E. Errante, D.D.S., $500,000 principal amount of our Subordinated Notes and 34,800 shares of our Common Stock in consideration for the exchange of all of their IPC shares. All of the stock of IPC was owned by Dr. Joseph Errante, Dr. Margaret Errante and trusts for the benefit of certain members of their families. The terms and conditions of the acquisition of IPC, including the consideration received for the exchange of the IPC shares, were based upon arms-length negotiations between our representatives and representatives of IPC, including Dr. Joseph Errante. Dr. Joseph Errante was elected to the office of Vice President--Regional Operations in November 1998.

   We entered into registration rights agreements with the former shareholders of each of Park and Smileage. In addition to Dr. Swenson, Delta Associates, Ltd. ("DAL"), a greater than 5% stockholder of us, was a stockholder of Park and received its pro rata share of the consideration paid by us for the exchange of its Park stock. DAL is also a party to the registration rights agreement with the former shareholders of Park. These registration rights agreements contain provisions which grant the former shareholders of Park and Smileage piggy back registration rights in the event we register any of our securities for either ourself or for security holders exercising their registration rights. In addition, the former Park shareholders may require registration of their shares of our Common Stock (subject to the other general applicable limitations on our registration obligations) on one occasion if and to the extent that they have not otherwise had the opportunity to register their shares during the three-year period following the completion of the IPO.

   In connection with the Park, Smileage and IPC transactions, we entered into service agreements with the professional corporations owned in part by Drs. Swenson, Ruff and Errante, respectively. See "Business--Affiliation Structure-- Service Agreement." These professional corporations are PDG, P.A. ("PDG"), Wisconsin Dental Group, S.C. ("WDG") and Associated Dental Care Providers, P.C. ("Associated"). These service agreements are on substantially the same terms and conditions as all of our other service agreements. The amounts received by our subsidiaries under the service agreements with PDG, WDG and Associated in 1998 were approximately $34,414,000, $10,270,000 and $4,467,000, respectively.
Dr. Swenson owns approximately 6% of the issued and outstanding capital stock of PDG, Dr. Ruff owns approximately 13% of the issued and outstanding capital stock of WDG and Dr. Errante owns approximately 23% of the issued and outstanding capital stock of Associated.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information regarding beneficial ownership of our Common Stock as of April 30, 1999, by: (i) each person who is known to us to own beneficially more than 5% of the outstanding shares of Common Stock; (ii) each director; (iii) our Chief Executive Officer and the four other most highly compensated executive officers named in the Summary Compensation Table; and (iv) our directors and executive officers as a group. Under the rules of the Securities and Exchange Commission, a person is deemed to be a "beneficial owner" of a security if he or she has or shares the power to vote or direct the voting of such security, has or shares the power to dispose of or direct the disposition of such security, or has the right to acquire the security within 60 days. Accordingly, more than one person may be deemed to be the beneficial owner of the same security. All persons listed have sole voting and investment power with respect to their shares unless otherwise indicated.

                                              Shares Beneficially Owned(1)
                                              ---------------------------------
                                                 Number          Percentage
                                              ---------------- ----------------
Summit Ventures(2)...........................        2,376,162           31.6%
Martin J. Mannion(2).........................        2,376,162           31.6%
Gregory A. Serrao(3)(9)......................          662,877            8.4%
Pilgrim Baxter & Associates, Ltd.(4).........          497,600            6.6%
Capital Research and Management Company(5)...          443,000            5.9%
Delta Associates, Ltd.(6)....................          378,001            5.0%
Gregory T. Swenson, D.D.S.(7)(9).............          338,485            4.5%
Ronald M. Levenson(8)(9).....................          154,747            2.0%
Forrest M. Flint(9)..........................           27,993              *
Joseph V. Errante, D.D.S.(9)(10).............           20,280              *
William H. Bottlinger(9).....................           10,853              *
Derril W. Reeves(9)..........................            7,825              *
James T. Kelly(9)............................            4,825              *
All executive officers and directors as a
 group (11 persons)(11)......................        3,650,581           45.5%

--------
*    less than 1%
(1) This table includes for each person or group of persons shares of Common Stock that may be purchased by such person or group pursuant to options which are currently exercisable or exercisable within 60 days of April 30, 1999. As of such date, a total of 7,517,448 shares of Common Stock were issued and outstanding and options for 680,346 shares were exercisable.
(2) Represents 2,285,869 and 90,293 shares of Common Stock owned by Summit Ventures IV, L.P. and Summit Investors II, L.P., respectively. Summit Partners is affiliated with both limited partnerships. Mr. Mannion, one of our Directors, is a general partner of Summit Partners. The address of Summit Partners and Mr. Mannion is 600 Atlantic Avenue, Suite 2800, Boston, Massachusetts 02110.
(3) Includes 26,170 shares owned by a family trust, of which Mr. Serrao is the grantor and trustee, 5,000 shares held by Mr. Serrao's minor children and 5,000 shares held by Mr. Serrao's wife. The address for Mr. Serrao is American Dental Partners, Inc., 301 Edgewater Place, Suite 320, Wakefield, Massachusetts 01880.
(4) The address for Pilgrim Baxter & Associates, Ltd. is 825 Duportail Road, Wayne, Pennsylvania 19087.
(5) The address for Capital Research and Management Company is 333 South Hope Street, Los Angeles, California 90071.
(6) Represents shares received by Delta Associates, Ltd. in connection with our affiliation with PDHC, Ltd. The address of Delta Associates, Ltd. is 3560 Delta Dental Drive, Eagan, Minnesota 55122.
(7) Includes 96,000 shares owned by a family trust, of which Dr. Swenson is the grantor.
(8)  Includes 950 shares held by Mr. Levenson's minor children.
(9) Includes options for 330,877 shares for Mr. Serrao, 8,650 shares for Dr. Swenson, 109,807 shares for Mr. Levenson, 27,663 shares for Mr. Flint, 250 shares for Dr. Errante, 7,807 shares for Mr. Bottlinger, 4,825 shares for Mr. Reeves and 4,825 shares for Mr. Kelly, respectively, which are currently exercisable or exercisable within 60 days of April 30, 1999.
(10) Includes 932 shares owned by a family trust, of which Dr. Errante is the grantor, and 1,390 shares owned by a family trust, of which Dr. Errante is the trustee.
(11) Includes options for 499,346 shares for all executive officers and directors as a group which are currently exercisable or exercisable within 60 days of April 30, 1999.

                          DESCRIPTION OF CAPITAL STOCK

  Preferred Stock

   We are authorized to issue up to 1,000,000 shares of Preferred Stock, $0.01 par value. At the closing of the initial public offering, 400,000 shares of our Series A Convertible Preferred Stock (which were converted into 2,399,995 shares of our Common Stock) and 70,000 shares of our Series B Redeemable Preferred Stock (which were redeemed for cash) were restored to the status of undesignated preferred stock available for issuance.

   Preferred Stock may be issued in one or more series as determined by the Board of Directors without further stockholder approval, and the Board or Directors is authorized to fix and determine the terms, limitations, and relative rights and preferences of such Preferred Stock, and to fix and determine the variations among series of Preferred Stock. Any new Preferred Stock issued would have priority over the Common Stock with respect to dividends and other distributions, including the distribution of assets upon liquidation and dissolution. Such Preferred Stock may be subject to repurchase or redemption by us. The Board of Directors, without stockholder approval, could issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of the holders of Common Stock and the issuance of which, could be used by the Board of Directors in defense of a hostile takeover of us. As of May 14, 1999, there were no shares of Preferred Stock issued or outstanding.

  Common Stock

   We are authorized to issue up to 25,000,000 shares of Common Stock, $0.01 par value, of which 7,517,448 shares were issued and outstanding as of May 14, 1999. The holders of shares of Common Stock are entitled to one vote per share for the election of directors and on all other matters submitted to a vote of stockholders. Holders of shares of Common Stock are not entitled to preemptive rights or to cumulative voting for the election of directors. Subject to any senior rights of the Preferred Stock which may from time to time be outstanding, holders of the Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Upon our dissolution and liquidation, holders of our Common Stock are entitled to a ratable share of our net assets remaining after payments to our creditors and to the holders of our Preferred Stock of the full preferential amounts to which they may be entitled. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, validly issued, fully paid and nonassessable.

  Certain Provisions of Certificate of Incorporation and By-laws

   The Certificate of Incorporation and By-laws provide that directors may not be removed from office by the stockholders except by the affirmative vote of stockholders exercising at least two-thirds of the voting power in the election of directors; provided that if two-thirds of the entire Board of Directors recommend to the stockholders that a director be removed, then such director may be removed by the stockholders exercising at least a majority of the voting power in the election of directors. The Certificate of Incorporation requires all actions by stockholders to be taken at annual or special meetings. The By-laws divide the Board of Directors into three classes, each with a term of three years, with the term of one class expiring each year. No provision of the Certificate of Incorporation nor certain provisions of the By-laws, including those relating to indemnification and election and removal of directors, may be altered, amended or repealed nor may any inconsistent provision be adopted except by the affirmative vote of stockholders exercising at least two-thirds of our voting power; provided that if any such action was previously approved by at least two-thirds of the directors, then such action may be taken by the stockholders exercising a majority of the voting power. The By-laws also provide that any vacancy on the Board of Directors may be filled by a majority of the directors then in office even though less than a quorum exits. The foregoing provisions could have an anti-takeover effect by delaying, averting or preventing a change in our control or management.

  Statutory Business Combination Provision

   We are subject to Section 203 of the DGCL which, with certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or after such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder. An "interested stockholder" is defined as any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or
(b) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

  Transfer Agent and Registrar

   BankBoston, N.A. serves as our transfer agent and registrar for our Common Stock.

                       DESCRIPTION OF SUBORDINATED NOTES

   Except as otherwise described below, all of the Subordinated Notes to be issued in this Offering will be on substantially the same terms and conditions as the currently outstanding Subordinated Notes of American Dental Partners, Inc. ("ADP"). As of May l4, 1999, ADP had approximately $6,525,000 aggregate principal amount of Subordinated Notes issued and outstanding. All of the outstanding Subordinated Notes bear interest at a rate of 7% per annum, are payable in seven equal annual principal installments plus interest on the declining unpaid principal balance due on the first seven anniversaries from their date of issuance, are unsecured debt obligations of ADP and are subject to subordination agreements which are substantially the same as the subordination agreements described below.

   The Subordinated Notes offered hereby will be issued on the following terms and conditions:

  Rates of Interest; Terms of Repayment

   The rates of interest on the Subordinated Notes offered hereby will be determined through negotiations with the securityholders or principal owners of the businesses whose securities or assets are to be acquired in acquisition and affiliation transactions. However, the rate of interest for any Subordinated Note will not be less than a rate which is sufficient to avoid imputed interest under any applicable section of the Internal Revenue Code as of the date of issuance of such Subordinated Note. The Subordinated Notes will be payable in seven equal annual principal installments plus interest on the declining unpaid principal balance due on the first seven anniversaries from their date of issuance. ADP will have the right to prepay all or part of the principal balance of the Subordinated Notes at any time, without penalty. Payments under the Subordinated Notes will be subject to indemnification setoff rights in favor of ADP. ADP will have the right, to the extent it is entitled to indemnification from the securityholders or principal owners of the businesses whose securities or assets are to be acquired, to setoff the amount of damages incurred by ADP as a result of an indemnifiable claim against amounts due from ADP under the Subordinated Notes.

  Subordination Arrangements

   Each of the Subordinated Notes will be unsecured debt obligations of ADP. In addition, each of the Subordinated Notes will be subject to subordination agreements which will be executed by each securityholder or principal owners of the businesses whose securities or assets are to be acquired in an acquisition or affiliation transaction. Under the subordination agreements, the payment of the Subordinated Notes will be subordinate and junior in right of payment to the payment in full of all obligations of ADP for borrowed money ("Senior Indebtedness"), except as follows: (a) debt arising under instruments delivered by ADP to an unaffiliated entity or owners of such entity in connection with the acquisition of such entity; (b) any preferred stock or other equity security of ADP; and (c) any indebtedness owed by ADP to an affiliate (as defined in the subordination agreement). Pursuant to the subordination agreements, the holders of the Subordinated Notes (the "Holders") will not be permitted to accept or receive any payment on the Subordinated Notes; provided that the Holders may accept mandatory scheduled payments under the Subordinated Notes unless at the time of such payment there exists a default on any payment for the Senior Indebtedness or there exists any other default with respect to the Senior Indebtedness permitting the holders of Senior Indebtedness to accelerate the maturity of such indebtedness. If a payment default exists under the Subordinated Notes, the Holders may give written notice of such default to the holders of the Senior Indebtedness (the "Senior Debt Holders"). Thereafter, the Senior Debt Holders will have 180 days to either declare a default under the Senior Indebtedness or consent to ADP making scheduled payments under the Subordinated Notes (the "Consent") until the Consent is terminated by the Senior Debt Holders. If the Senior Debt Holders (i) fail to do one of the foregoing alternatives or (ii) terminate the Consent and a payment default occurs under the Subordinated Notes on either of the next two succeeding scheduled payments, then the Holders will have the right to enforce their respective rights under the Subordinated Notes.

   In the event of any dissolution, winding-up, liquidation, restructuring, or other reorganization of ADP (a "Reorganization"), all Senior Indebtedness will be paid in full before any payment is made on the Subordinated Notes. In addition, the Holders will, pursuant to the Subordination Agreement, irrevocably authorize ADP or the Senior Debt Holders to, upon the occurrence of a Reorganization:

  (a) prove and enforce any claims with respect to the Subordinated Notes in the name of the Senior Debt Holders or the Holders;
  (b) vote claims arising under the Subordinated Indebtedness; and
  (c) accept and receive any payment or distribution made under the Subordinated Notes and apply such payment or distribution to the Senior Indebtedness.

   If any payment or distribution is made to the Holders with respect to the Subordinated Notes before all Senior Indebtedness had been paid in full and before the obligations of the Senior Debt Holders to extend credit have been irrevocably terminated, such payment or distribution will be held in trust by the Holders and promptly paid over to the Senior Debt Holders for application to the payment of all Senior Indebtedness. The Subordination Agreement also contains material restrictions on the Holders' enforcement of remedies under the Subordinated Notes.

   As of May 14, 1999, the amount of outstanding Senior Indebtedness was $14,197,000.

   ADP conducts all of its operations through subsidiaries and expects that it will continue to do so in the future. The Subordinated Notes represent indebtedness of ADP only. Creditors and holders of indebtedness (including preferred stock, if any) of each subsidiary, although not holders of Senior Indebtedness, will have a claim on the assets of such subsidiary prior to the claims of the Holders.

                        SHARES ELIGIBLE FOR FUTURE SALE

   No predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the market price of our Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our Common Stock and could impair our future ability to raise capital through an offering of our equity securities. See "Risk Factors--Shares Eligible for Future Sale."

Sales of Restricted Shares

   As of May 14, 1999, we had a total of 7,517,448 shares of Common Stock outstanding. Of these shares, the 2,587,500 shares of Common Stock sold in the initial public offering (which includes the underwriters' over-allotment option) and the 30,814 shares of Common Stock issued pursuant to our 1997 Employee Stock Purchase Plan are freely tradable without restriction or registration under the Securities Act by persons other than "affiliates" of us, as defined in the Securities Act, who are required to sell such shares under Rule 144 under the Securities Act. Additionally 4,374,250 shares of Common Stock outstanding are "restricted securities" as that term is defined by Rule 144 (the "Restricted Shares"). The Restricted Shares were issued and sold by us in private transactions in reliance upon exemptions from registration under the Securities Act. Finally, 70,122 shares of Common Stock were issued to former owners of dental groups that affiliated with us and are subject to contractual restrictions on transfer without our consent, which restrictions expire one year from the date of issuance.

   The 4,374,250 of Restricted Shares are eligible for sale in the public market pursuant to Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year (including the holding period of any prior owner except an affiliate), including persons who may be deemed "affiliates" of us, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (approximately 75,174 shares as of the date hereof) or (ii) the average weekly trading volume of our Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions and notice requirements, and to the availability of current public information about us. In addition, a person who is not deemed to have been an affiliate of us at the time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), would be entitled to sell such shares under Rule 144 (k) without regard to the requirements described above. Rule 144 also provides that affiliates who are selling shares that are not Restricted Shares must nonetheless comply with the same restrictions applicable to Restricted Shares with the exception of the holding period requirement.

Stock Option and Purchase Plans

   As of May 14, 1999, 1,828,606 shares of Common Stock were reserved for issuance under our stock plans, of which 1,377,393 shares were issuable upon the exercise of outstanding stock options, and 200,000 shares of Common Stock were reserved for issuance under the employee stock purchase plan, of which 30,814 shares have been issued. We have filed registration statements on Form S-8 under the Securities Act to register shares of Common Stock issuable pursuant to certain of our stock option plans (our 1996 Stock Option Plan, 1996 Time Accelerated Restricted Stock Option Plan and 1996 Directors Stock Option
Plan) and our 1997 Employee Stock Purchase Plan. Shares covered by these registration statements will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates.

Registration Rights

   The holders of 4,259,982 shares of Common Stock have the right under certain circumstances to require us to register their shares under the Securities Act for resale to the public, and holders of approximately 4,794,212 shares have the right to include their shares in a registration statement filed by us. See "Certain Transactions."

Shelf Registration for Future Affiliations

   The 750,000 shares of Common Stock issuable pursuant to this Offering generally will be eligible for resale after their issuance as follows: (i) for non-affiliates of the businesses we acquire, without restriction; and (ii) for affiliates of the businesses we acquire, subject to compliance with the volume and manner-of-sale restrictions of Rule 145, unless in each case we contractually restrict their resale. We anticipate that the persons acquiring shares of Common Stock in business combination transactions pursuant to this Offering will be contractually required to hold all or some portion of the Common Stock for some period of time. See "Shares Eligible for Future Sale."

                              PLAN OF DISTRIBUTION

The Company

   This prospectus covers the offer and sale of up to 750,000 shares of Common Stock and up to $25,000,000 aggregate principal amount of Subordinated Notes, which we may issue from time to time in connection with the future direct and indirect affiliations or acquisitions of other businesses, properties, or securities in acquisition or affiliation transactions in accordance with Rule 415(a)(1)(viii) of Regulation C under the Securities Act or as otherwise permitted under the Securities Act.

   We expect that the terms upon which we may issue the Common Stock and/or the Subordinated Notes in acquisition or affiliation transactions will be determined through negotiations with the securityholders or principal owners of the businesses whose securities or assets are to be acquired, including the rates of interest for the Subordinated Notes. We expect that the Common Stock issued will be valued at prices reasonably related to market prices for the Common Stock prevailing either at the time an acquisition agreement is executed or at the time an acquisition is consummated. The Subordinated Notes will be unsecured debt obligations of us, subordinated to all Senior Indebtedness, payable over seven years and on parity with all other Subordinated Notes (whether currently outstanding or hereafter issued).

General

   All expenses of this Offering will be paid by us. No underwriting discounts or commissions will be paid in connection with our issuance of shares of Common Stock and/or Subordinated Notes in acquisition or affiliation transactions, although finder's fees may be paid with respect to specific transactions. Any person receiving a finder's fee may be deemed to be an Underwriter within the meaning of the Securities Act.

   The shares of Common Stock offered hereunder will be tradeable on the Nasdaq National Market, but such shares may be subject to certain contractual holding period restrictions as described above. At present, there is no market for the Subordinated Notes, and it is not anticipated that a market for the Subordinated Notes will develop in the foreseeable future. In addition, the acquisition agreements to be entered into in connection with the acquisition or affiliation transactions will set forth restrictions with respect to the transfer of the Subordinated Notes.

                             VALIDITY OF SECURITIES

   The validity of the securities offered hereby will be passed upon for us by Baker & Hostetler LLP, Columbus, Ohio. Gary A. Wadman, a partner of Baker & Hostetler LLP, is our Secretary.

                                    EXPERTS

   The consolidated financial statements of American Dental Partners, Inc. as of December 31, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998 have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Consolidated Financial Statements
 Independent Auditors' Report.............................................  F-2
 Consolidated Balance Sheets as of December 31, 1997 and 1998.............  F-3
 Consolidated Statements of Operations for the Years Ended December 31,
  1996, 1997 and 1998.....................................................  F-4
 Consolidated Statements of Stockholders' Equity for the Years Ended
  December 31, 1996, 1997 and 1998........................................  F-5
 Consolidated Statements of Cash Flows for the Years Ended December 31,
  1996, 1997 and 1998.....................................................  F-6
 Notes to Consolidated Financial Statements...............................  F-7
Unaudited Interim Consolidated Financial Statements
 Consolidated Balance Sheets as of December 31, 1998 (audited) and March
  31, 1999 (unaudited).................................................... F-23
 Consolidated Statements of Earnings for the Three Months Ended March 31,
  1998 and 1999 (unaudited)............................................... F-24
 Consolidated Statement of Stockholders' Equity for the Three Months Ended
  March 31, 1999 (unaudited).............................................. F-25
 Consolidated Statements of Cash Flows for the Three Months Ended March
  31, 1998 and 1999 (unaudited)........................................... F-26
 Notes to Interim Consolidated Financial Statements....................... F-27

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
American Dental Partners, Inc.:

   We have audited the accompanying consolidated balance sheets of American Dental Partners, Inc. (the "Company") as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Dental Partners, Inc. as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          KPMG LLP

Boston, Massachusetts
February 12, 1999

                         AMERICAN DENTAL PARTNERS, INC.
                          CONSOLIDATED BALANCE SHEETS
               (in thousands, except share and per share amounts)

                                                               December 31,
                                                              ----------------
                                                               1997     1998
                                                              -------  -------
ASSETS
Current assets:
 Cash and cash equivalents................................... $ 4,675  $ 2,091
 Accounts receivable.........................................     101      186
 Receivables due from affiliated practices...................   3,207    4,579
 Inventories.................................................     387      585
 Prepaid expenses and other receivables......................   1,631    1,466
 Deferred income taxes.......................................      --       65
                                                              -------  -------
   Total current assets......................................  10,001    8,972
                                                              -------  -------
Property and equipment, net..................................   8,752   12,943
                                                              -------  -------
Non-current assets:
 Intangible assets, net......................................  28,975   47,152
 Deferred income taxes.......................................      --    1,120
 Other assets................................................     231      348
                                                              -------  -------
   Total non-current assets..................................  29,206   48,620
                                                              -------  -------
   Total assets.............................................. $47,959  $70,535
                                                              =======  =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable............................................ $ 2,618  $ 3,010
 Accrued compensation, benefits and taxes....................   3,001    3,426
 Accrued expenses............................................   2,666    3,377
 Income taxes payable........................................     183      805
 Current maturities of debt..................................     774    1,079
                                                              -------  -------
   Total current liabilities.................................   9,242   11,697
                                                              -------  -------
Non-current liabilities:
 Long-term debt..............................................  21,253    9,980
 Deferred income taxes.......................................     231       --
 Other liabilities...........................................      27      553
                                                              -------  -------
   Total non-current liabilities.............................  21,511   10,533
                                                              -------  -------
   Total liabilities.........................................  30,753   22,230
                                                              -------  -------
Series A convertible preferred stock, par value $0.01 per
 share, 400,000 shares authorized,
 issued and outstanding as of December 31, 1997; no shares
 authorized, issued or outstanding as of December 31, 1998...   8,641       --
Series B redeemable preferred stock, par value $0.01 per
 share, 70,000 shares authorized, issued and outstanding as
 of December 31, 1997; no shares authorized, issued or
 outstanding as of December 31, 1998.........................   7,656       --
Stockholders' equity:
Preferred stock, par value $0.01 per share, 530,000 and
 1,000,000 shares authorized, no shares issued or
 outstanding.................................................      --       --
Common stock, par value $0.01 per share, 25,000,000 shares
 authorized, 2,394,212 and 7,436,066 shares issued and
 outstanding.................................................      24       74
 Additional paid-in capital..................................   2,307   45,742
 Unearned compensation.......................................     (49)     (24)
 Retained earnings (accumulated deficit).....................  (1,373)   2,513
                                                              -------  -------
   Total stockholders' equity................................     909   48,305
                                                              -------  -------
Commitments and contingencies
 Total liabilities and stockholders' equity.................. $47,959  $70,535
                                                              =======  =======

          See accompanying notes to consolidated financial statements.

                         AMERICAN DENTAL PARTNERS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                                       Years Ended December
                                                                31,
                                                      -------------------------
                                                       1996     1997     1998
                                                      -------  -------  -------
Net revenue.......................................... $ 3,933  $53,270  $84,090
                                                      -------  -------  -------
Operating expenses:
  Salaries and benefits..............................   2,098   28,438   43,190
  Lab fees and dental supplies.......................     534    6,435   10,796
  Office occupancy...................................     389    4,814    7,635
  Other operating expenses...........................     773    6,264    6,840
  General corporate expenses.........................   2,395    3,337    3,951
  Depreciation.......................................     177    1,580    2,495
  Amortization of intangible assets..................      48      645    1,732
                                                      -------  -------  -------
    Total operating expenses.........................   6,414   51,513   76,639
                                                      -------  -------  -------
Earnings (loss) from operations......................  (2,481)   1,757    7,451
  Interest expense (income), net.....................     (38)     563    1,085
                                                      -------  -------  -------
Earnings (loss) before income taxes..................  (2,443)   1,194    6,366
  Income taxes.......................................      --      124    2,480
                                                      -------  -------  -------
  Net earnings (loss)................................ $(2,443) $ 1,070  $ 3,886
                                                      =======  =======  =======
Net earnings (loss) per common share:
  Basic.............................................. $ (3.45) $ (0.05) $  0.59
  Diluted............................................ $ (3.45) $ (0.05) $  0.54
Weighted average common shares outstanding:
  Basic..............................................     768    2,273    5,907
  Diluted............................................     768    2,273    6,867


          See accompanying notes to consolidated financial statements.

                         AMERICAN DENTAL PARTNERS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              for the years ended December 31, 1996, 1997 and 1998
                                 (in thousands)

                         Common Stock  Additional                            Total
                         -------------  Paid-in     Unearned   Retained  Stockholders'
                         Shares Amount  Capital   Compensation Earnings     Equity
                         ------ ------ ---------- ------------ --------  -------------
Balance at January 1,
 1996...................    --   $ --   $    --       $ --     $    --      $    --
  Issuance of common
   stock for
   acquisitions and
   affiliations......... 1,613     16     2,673         --          --        2,689
  Sale of common stock..   600      6       191        (97)         --          100
  Amortization of
   unearned
   compensation.........    --     --        --         23          --           23
  Dividends on Series A
   convertible preferred
   stock................    --     --      (109)        --          --         (109)
  Dividends on Series B
   redeemable preferred
   stock................    --     --       (96)        --          --          (96)
  Net loss..............    --     --        --         --      (2,443)      (2,443)
                         -----   ----   -------       ----     -------      -------
Balance at December 31,
 1996................... 2,213     22     2,659        (74)     (2,443)         164
  Issuance of common
   stock for
   acquisitions and
   affiliations.........   181      2       840         --          --          842
  Amortization of
   unearned
   compensation.........    --     --        --         25          --           25
  Dividends on Series A
   convertible preferred
   stock................    --     --      (632)        --          --         (632)
  Dividends on Series B
   redeemable preferred
   stock................    --     --      (560)        --          --         (560)
  Net earnings..........    --     --        --         --       1,070        1,070
                         -----   ----   -------       ----     -------      -------
Balance at December 31,
 1997................... 2,394     24     2,307        (49)     (1,373)         909
  Issuance of common
   stock in initial
   public offering,
   net.................. 2,588     26    34,570         --          --       34,596
  Issuance of common
   stock for
   acquisitions and
   affiliations.........    54     --       443         --          --          443
  Amortization of
   unearned
   compensation.........    --     --        --         25          --           25
  Dividends on Series A
   convertible preferred
   stock................    --     --      (200)        --          --         (200)
  Dividends on Series B
   redeemable preferred
   stock................    --     --      (195)        --          --         (195)
  Conversion of Series A
   convertible preferred
   stock to common
   stock................ 2,400     24     8,817         --          --        8,841
  Net earnings..........    --     --        --         --       3,886        3,886
                         -----   ----   -------       ----     -------      -------
Balance at December 31,
 1998................... 7,436   $ 74   $45,742       $(24)    $ 2,513      $48,305
                         =====   ====   =======       ====     =======      =======

          See accompanying notes to consolidated financial statements.

                         AMERICAN DENTAL PARTNERS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                    Years Ended December 31,
                                                   ----------------------------
                                                     1996      1997      1998
                                                   --------  --------  --------
Cash flows from operating activities:
 Net earnings (loss).............................  $ (2,443) $  1,070  $  3,886
 Adjustments to reconcile net earnings (loss) to
  net cash provided by (used for) operating
  activities:
 Depreciation....................................       177     1,580     2,495
 Amortization of intangible assets...............        48       645     1,732
 Other amortization..............................        23        65       106
 Deferred income taxes...........................        --       (32)    1,466
 Changes in assets and liabilities, net of
  acquisitions and affiliations:
  Accounts receivable............................     1,417     1,871       864
  Receivables due from affiliated practices......    (1,707)   (1,801)     (764)
  Other current assets...........................       237       509      (384)
  Accounts payable and accrued expenses..........       941      (314)     (418)
  Accrued compensation, benefits and taxes.......      (232)      427       118
  Income taxes payable...........................        --       (29)      670
                                                   --------  --------  --------
   Net cash provided by (used for) operating
    activities...................................    (1,539)    3,991     9,771
                                                   --------  --------  --------
Cash flows from investing activities:
 Acquisitions and affiliations, net of cash
  acquired.......................................    (6,632)  (14,878)  (18,290)
 Capital expenditures, net.......................      (386)   (3,212)   (5,074)
 Other...........................................       140    (1,420)   (1,522)
                                                   --------  --------  --------
   Net cash used for investing activities........    (6,878)  (19,510)  (24,886)
                                                   --------  --------  --------
Cash flows from financing activities:
 Proceeds from issuance of Series A convertible
  preferred stock................................     7,900        --        --
 Proceeds from issuance of Series B redeemable
  preferred stock................................     7,000        --        --
 Proceeds from issuance of common stock..........       100        --        --
 Borrowings under (repayments of) revolving line
  of credit, net.................................        --    16,700   (12,400)
 Repayment of borrowings.........................      (747)   (1,543)   (2,254)
 Proceeds from issuance of common stock in
  initial public offering, net of underwriting
  discounts and commissions......................        --        --    36,096
 Redemption of Series B redeemable preferred
  stock..........................................        --        --    (7,851)
 Payment of initial public offering costs........        --      (557)     (943)
 Payment of debt issuance costs..................        --      (242)     (117)
                                                   --------  --------  --------
   Net cash provided by financing activities.....    14,253    14,358    12,531
                                                   --------  --------  --------
Increase (decrease) in cash and cash
 equivalents.....................................     5,836    (1,161)   (2,584)
Cash and cash equivalents at beginning of year...        --     5,836     4,675
                                                   --------  --------  --------
Cash and cash equivalents at end of year.........  $  5,836  $  4,675  $  2,091
                                                   ========  ========  ========
Supplemental disclosure of cash flow information:
 Cash paid during the year for interest, net.....  $      3  $    459  $    898
                                                   ========  ========  ========
 Cash paid during the year for income taxes,
  net............................................  $     --  $    185  $    348
                                                   ========  ========  ========
Supplemental disclosure of non-cash information:
 Dividends accrued on Series A convertible
  preferred stock and Series B redeemable
  preferred stock................................  $    205  $  1,192  $    395
                                                   ========  ========  ========
 Conversion of Series A convertible preferred
  stock to common stock..........................  $     --  $     --  $  8,841
                                                   ========  ========  ========
Acquisitions and affiliations:
 Assets acquired.................................  $ 20,099  $ 24,693  $ 26,938
 Liabilities assumed and issued..................   (10,063)   (7,054)   (8,109)
 Common stock issued.............................    (2,689)     (842)     (443)
                                                   --------  --------  --------
 Cash paid.......................................     7,347    16,797    18,386
 Less cash acquired..............................      (715)   (1,919)      (96)
                                                   --------  --------  --------
   Net cash paid for acquisitions and
    affiliations.................................  $  6,632  $ 14,878  $ 18,290
                                                   ========  ========  ========

          See accompanying notes to consolidated financial statements.

                         AMERICAN DENTAL PARTNERS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              For the Years Ended December 31, 1996, 1997 and 1998

(1) Description of Business

   American Dental Partners, Inc. (the "Company") was formed in December 1995 to provide management services to dental practices and commenced operations in January 1996. The Company acquires substantially all the assets of the dental practices with which it affiliates, except those required by law to be owned or maintained by dentists (such as third party contracts, certain governmental receivables and patient records), and enters into long-term service agreements with these affiliated dental practices. The Company provides all services necessary for the administration of the non-clinical aspects of the dental operations. Services provided to the affiliated dental practices include assistance with information systems, budgeting, financial reporting, facilities management, third-party payor contracting, supplies and equipment procurement, billing and collecting accounts receivable, marketing and recruiting, hiring and training support staff.

(2) Summary of Significant Accounting Policies

 Basis of Presentation

   The accompanying consolidated financial statements have been prepared on the accrual basis of accounting. The Company does not own any interests in or control the activities of the affiliated dental practices. Accordingly, the consolidated financial statements of the affiliated dental practices are not consolidated with those of the Company.

 Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

 Prior Period Reclassifications

   Certain reclassifications have been made to the consolidated financial statements for the year ended December 31, 1997 in order to conform with the December 31, 1998 presentation.

 Use of Estimates

   The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Cash and Cash Equivalents

   For purposes of the statement of cash flows, the Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

                         AMERICAN DENTAL PARTNERS, INC.

              For The Years Ended December 31, 1996, 1997 and 1998


 Fair Value of Financial Instruments

   The Company believes the carrying amount of cash and cash equivalents, accounts receivable, receivables due from affiliated practices, accounts payable and accrued expenses approximate fair value because of the short-term nature of these items. The carrying amount of long-term debt approximates fair value because the interest rates approximate rates at which similar types of borrowing arrangements could be obtained by the Company.

 Net Revenue

   The Company's net revenue represents the aggregate amounts charged to affiliated dental practices pursuant to the terms of the service agreements. Under such agreements, the affiliated dental practices reimburse the Company for expenses incurred on their behalf in connection with the operation and administration of the dental facilities and pay fees to the Company for its management services. The Company's service fees generally consist of a fixed monthly fee and an additional variable fee. Under certain service agreements, the Company's service fees consist of a variable monthly fee which is based upon a specified percentage. Additionally, the Company's net revenue includes amounts from third party payors related to the arrangement of the provision of care to patients. The Company records all revenue monthly as earned.

 Inventories

   Inventories consist primarily of dental supplies and are stated at the lower of cost or market.

 Property and Equipment

   Property and equipment are stated at cost. Depreciation and amortization are recorded using the straight-line method over the estimated useful lives of the related assets which are 30-40 years for buildings, 3-12 years for equipment and 5-7 years for furniture and fixtures.

   Property and equipment under capital leases are stated at the present value of minimum lease payments at inception of the lease. Equipment held under capital leases and leasehold improvements are amortized over the shorter of the lease term or estimated useful life of the asset. Amortization of assets subject to capital leases is included in depreciation expense.

 Intangible Assets

   Identifiable intangible assets result from service agreements with the affiliated dental groups and goodwill associated with the Company's acquisition. The estimated fair value of the service agreements is the excess of the purchase price over the estimated fair value of the tangible assets acquired and liabilities assumed of dental practices. Intangible assets associated with service agreements and goodwill are amortized over 25 years. In the event a service agreement is terminated, the related affiliated dental practice is generally required to purchase, at the Company's option, the unamortized balance of intangible assets at the current book value, as well as all related other assets associated with the affiliated dental practice. Accumulated amortization amounted to $28,000, $673,000 and $2,405,000 at December 31, 1996, 1997 and 1998, respectively.

   The Company reviews the carrying value of intangible assets on an entity by entity basis to determine if facts and circumstances exist which would suggest that the intangible assets may be impaired or that the amortization period needs to be modified. Among the factors the Company considers in making the evaluation

                         AMERICAN DENTAL PARTNERS, INC.

              For The Years Ended December 31, 1996, 1997 and 1998

are changes in the practices' market position, reputation, profitability and geographical penetration. If conditions are present which indicate impairment is probable, the Company will prepare a projection of the undiscounted cash flows of the specific practice and determine if the intangible assets are recoverable based on these undiscounted cash flows. If impairment is indicated, then an adjustment will be made to reduce the carrying amount of the intangible assets to their fair value.

 Income Taxes

   Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of changes in the tax rate is recognized in operations in the period that includes the enactment date.

 Stock Option Plans

   Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," allows companies to recognize expense for the fair value of stock-based awards or to continue to apply the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and disclose the effects of SFAS 123 as if the fair-value-based method defined in SFAS No. 123 had been applied. Under APB Opinion No. 25, compensation expense is recognized only if on the measurement date the fair value of the underlying stock exceeds the exercise price. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS 123.

 Earnings Per Share

   Earnings per share are computed based on Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share." SFAS 128 requires presentation of basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS") by all entities that have publicly traded common stock or potential common stock (options, warrants, convertible securities or contingent stock arrangements). Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings.

 Recently Issued Financial Accounting Standards

   In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires adoption by the Company by January 1, 1999. SOP 98-1 provides guidance on accounting for costs of computer software developed or obtained for internal use.

   In April 1998, the AICPA issued Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities," which requires adoption by the Company by January 1, 1999. SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred.

   Adoption of these statements is not expected to have a material impact on the Company's consolidated financial statements.

                         AMERICAN DENTAL PARTNERS, INC.

              For The Years Ended December 31, 1996, 1997 and 1998


(3) Accounts Receivable and Net Revenue

 Accounts Receivable

   Accounts receivable represent amounts due from patients and third party payors for dental services provided by affiliated dental practices that were outstanding at the time the Company acquired the assets of the practice and amounts due from third party payors related to the arrangement of the provision of care to patients.

 Receivables Due From Affiliated Dental Practices

   Receivables due from affiliated practices represent amounts due pursuant to the terms of the service agreements as described below.

 Revenue--Affiliated Dental Practices

   The affiliated dental practices record revenue at established rates reduced by contractual adjustments and allowances for doubtful accounts to arrive at adjusted gross revenue. Contractual adjustments represent the difference between gross billable charges at established rates and the portion of those charges reimbursed pursuant to certain third party payor contracts .

   The Company does not consolidate the financial statements of its affiliated dental practices with those of the Company. The adjusted gross revenue and amounts retained by the affiliated dental practices are presented below for illustrative purposes only (in thousands):

                                        Years Ended December 31,
                         -------------------------------------------------------
                               1996               1997               1998
                         ----------------- ------------------ ------------------
                                   All                All                All
                          Park  Affiliated  Park   Affiliated  Park   Affiliated
                         Dental Practices  Dental  Practices  Dental  Practices
                         ------ ---------- ------- ---------- ------- ----------
Adjusted gross revenue-
 affiliated dental
 practices.............  $4,459   $4,920   $38,515  $64,492   $45,142  $105,438
Amounts retained by
 affiliated dental
 practices.............     858    1,025     8,461   16,050    10,728    30,022
                         ------   ------   -------  -------   -------  --------
Net revenue earned by
 the Company under
 service agreements....  $3,601   $3,895   $30,054  $48,442   $34,414  $ 75,416
                         ======   ======   =======  =======   =======  ========

 Net Revenue

   The Company's net revenue represents the aggregate amounts charged to affiliated dental practices pursuant to the terms of the service agreements. Under such agreements, the affiliated dental practices reimburse the Company for actual expenses incurred on their behalf in connection with the operation and administration of the dental facilities and pay fees to the Company for its management services. The Company's service fees generally consist of a fixed monthly fee and an additional variable fee. The fixed monthly fee is determined prior to each affiliation and annually thereafter by agreement of the Company and the affiliated dental group in a formal budgeting process. To the extent that there is operating income after payment of the fixed monthly fee, reimbursement of expenses incurred in connection with the operation and administration of the dental facilities and payment of provider expenses, an additional variable fee is paid to the Company in the amount of such excess up to budgeted operating income and 50% of such excess over budgeted operating income. Under certain service agreements, the Company's service fees consist of a variable monthly fee which is based upon a specified percentage of the amount by which the PC's adjusted gross revenue exceeds expenses incurred in connection with the operation and administration of the dental facilities. Additionally, the Company's net revenue includes amounts from third party payors related to the arrangement of the provision of care to patients. The Company records its revenue monthly as earned.

                         AMERICAN DENTAL PARTNERS, INC.

              For The Years Ended December 31, 1996, 1997 and 1998


   For the years ended December 31, 1996, 1997 and 1998, net revenue consisted of the following (in thousands):

                                                         1996   1997    1998
                                                        ------ ------- -------
Reimbursement of expenses:
 Rent expense.......................................... $  267 $ 3,476 $ 5,590
 Other operating expenses..............................  2,908  32,910  50,688
                                                        ------ ------- -------
  Total reimbursement of expenses......................  3,175  36,386  56,278
                                                        ------ ------- -------
Service fees:
 Monthly fee...........................................    720  10,724  17,306
 Additional variable fee...............................     --   1,332   1,832
                                                        ------ ------- -------
  Total service fees...................................    720  12,056  19,138
                                                        ------ ------- -------
  Net revenue earned by the company under service
   agreements..........................................  3,895  48,442  75,416
Revenue related to the arrangement of the provision of
 care to patients......................................     38   4,828   8,674
                                                        ------ ------- -------
  Total net revenue.................................... $3,933 $53,270 $84,090
                                                        ====== ======= =======

(4) Acquisitions and Affiliations

   During the year ended December 31, 1997, the Company acquired substantially all the assets of six dental practices and a related entity associated with one of these practices, Orthocare, Ltd., (now a wholly-owned subsidiary), which contracts with third party payors and orthodontic providers to arrange for the provision of orthodontic care to patients insured by such third party payors. The Company simultaneously entered into 40-year service agreements with four of the affiliated dental groups (two practices joined existing affiliates). The aggregate purchase price paid in connection with these transactions consisted of approximately $16.8 million in cash, $2.4 million in subordinated promissory notes and 180,834 shares of Common Stock. All transactions completed in 1997 are referred to as the "1997 Transactions."

   During the year ended December 31, 1998, the Company acquired substantially all the assets of ten dental group practices and simultaneously entered into 40-year service agreements with four of the affiliated dental groups (six practices joined existing affiliates). The aggregate purchase price paid in connection with these transactions consisted of approximately $18.4 million in cash, $2.2 million in subordinated promissory notes, $1.0 million in deferred payments, 54,354 shares of Common Stock and future contingent payments for one affiliation based on a multiple of service fees received in excess of a predetermined threshold for each of the three years ending May 31, 1999, 2000 and 2001. All transactions completed in 1998 are referred to as the "1998 Transactions."

                         AMERICAN DENTAL PARTNERS, INC.

              For The Years Ended December 31, 1996, 1997 and 1998


   The 1997 and 1998 Transactions are as follows:

          Date                            Affiliated Group                               Location(s)
          ----                            ----------------                               ----------
March 1997.............. Malcolm R. Scott, D.D.S.                            San Marcos, TX
March 1997.............. Lakeside Dental Care                                Metairie, LA
May 1997................ Chestnut Hills Dental                               Pittsburgh, PA
July 1997............... Northpoint Dental Group                             Milwaukee, WI
October 1997............ Wilkens Dental Group                                Milwaukee, WI
October 1997............ Orthocare Group                                     Minneapolis, MN
January 1998............ Associated Dental Care Providers                    Phoenix and Tucson, AZ
April 1998.............. Family Care Dental Centers                          Janesville, Kenosha and Racine, WI
April 1998.............. John E. Carey, D.D.S. and James J. Peterman, D.D.S. Madison, WI
April 1998.............. Leroy S. Crapanzano, D.D.S.                         Hammond, LA
June 1998............... Reston Dental Group                                 Reston, VA
June 1998............... TSC Dental Centers                                  Houston, TX
July 1998............... Indiana Dental Group                                Indiana, PA
September 1998.......... Mintz & Pincus Dental Group                         Oxon Hill and Waldorf, MD
September 1998.......... Westmore Dental Group                               Mt. Pleasant, PA
November 1998........... St. Croix Valley Orthodontics                       Hudson, WI

   The accompanying consolidated financial statements include the results of operations under the service agreements from the date of acquisition. The excess of the purchase price associated with all of the 1997 and 1998 Transactions over the estimated fair value of net assets acquired has been recorded as intangible assets which are summarized as follows (in thousands):

                                                                       Amount
                                                                       -------
   Fair value of total consideration paid............................. $42,081
   Fair value of net tangible assets acquired and liabilities
    assumed...........................................................     148
                                                                       -------
   Excess of fair value of the consideration paid over the fair value of net tangible assets acquired................................... $41,933
                                                                       =======
   The excess of the fair value of the consideration paid over the fair value of the net tangible assets acquired has been allocated as follows:
   Service agreements associated with affiliations.................... $38,573
   Goodwill associated with the acquisition...........................   3,360
                                                                       -------
                                                                       $41,933
                                                                       =======

   If the acquisition of Orthocare, Ltd., which was accounted for as a purchase, had occurred on January 1, 1996, the Company's unaudited net revenue, earnings (loss) before income taxes, net earnings (loss) and net loss per share would have been $7,661,000, $(2,465,000), $(2,465,000), and $(3.24) per share, respectively, for the year ended December 31, 1996 and $56,346,000, $1,248,000, $1,118,000 and $(0.03) per share, respectively, for the year ended December 31, 1997. Such pro forma financial information reflects certain adjustments, including amortization of intangibles, income tax effects and an increase in the weighted average shares outstanding. This unaudited pro forma information does not necessarily reflect the results of operations that would have occurred had the acquisition taken place at the beginning of 1996 and is not necessarily indicative of results that may be obtained in the future.


   Subsequent to December 31, 1998, the Company acquired substantially all the assets of two dental practices and simultaneously entered into a 40-year service agreement with one of the affiliated dental groups (the dentists of the other dental group joined an existing affiliate). The aggregate purchase price paid in connection with these transactions consisted of approximately $3.9 million in cash, $0.1 million in subordinated promissory notes and $0.1 million in deferred payments. These transactions are referred to as the "1999 Transactions."

                         AMERICAN DENTAL PARTNERS, INC.

              For The Years Ended December 31, 1996, 1997 and 1998


(5) Property and Equipment

 Property and Equipment

   Property and equipment consisted of the following at December 31 (in thousands):

                                                               1997      1998
                                                              -------  --------
   Land, buildings and leasehold improvements................ $ 6,376  $  9,850
   Equipment ................................................   6,191     9,938
   Furniture and fixtures....................................   2,868     3,461
                                                              -------  --------
    Total property and equipment.............................  15,435    23,249
   Less accumulated depreciation.............................  (6,683)  (10,306)
                                                              -------  --------
    Property and equipment, net.............................. $ 8,752  $ 12,943
                                                              =======  ========

 Operating Leases

   The Company is obligated under non-cancelable operating leases for premises and equipment expiring in various years through the year 2009. Rent expense for the years ended December 31, 1996, 1997 and 1998 amounted to $319,000, $3,926,000 and $6,248,000, respectively, of which $267,000, $3,476,000 and
$5,590,000 were reimbursed under service agreements. The Company has several leases with stockholders that were assumed in connection with its affiliation transactions. Such amounts are generally reimbursed pursuant to the terms of the service agreements.

   Minimum future rental payments under non-cancelable operating leases and amounts to be reimbursed under service agreements as of December 31, 1998 are as follows (in thousands):

                                                            Amount to be
                                                             Reimbursed
                                                               Under
                                               Total Amount   Service     Net
                                                   Due       Agreements  Amount
                                               ------------ ------------ ------
   1999.......................................   $ 5,817      $ 5,268    $  549
   2000.......................................     5,152        4,676       476
   2001.......................................     4,486        4,056       430
   2002.......................................     3,967        3,613       354
   2003.......................................     3,333        3,184       149
   Thereafter.................................    13,836       13,836        --
                                                 -------      -------    ------
    Total minimum lease payments..............   $36,591      $34,633    $1,958
                                                 =======      =======    ======

                        AMERICAN DENTAL PARTNERS, INC.

             For The Years Ended December 31, 1996, 1997 and 1998


(6) Income Taxes

   Income tax expense (benefit) for the years ended December 31 consists of the following (in thousands):

                                                             1996  1997    1998
                                                             ----- -----  ------
   Current:
    Federal................................................  $  -- $  54  $  704
    State..................................................     --   102     310
                                                             ----- -----  ------
                                                                --   156   1,014
                                                             ----- -----  ------
   Deferred:
    Federal................................................     --   (32)  1,249
    State..................................................     --    --     217
                                                             ----- -----  ------
                                                                --   (32)  1,466
                                                             ----- -----  ------
     Total income taxes....................................  $  -- $ 124  $2,480
                                                             ===== =====  ======

   The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities as of December 31 are as follows (in thousands):

                                                                 1997     1998
                                                                -------  ------
   Deferred tax assets:
    Operating loss and other carryforwards....................  $   989  $   91
    Property and equipment....................................      566     632
    Organization and start-up costs...........................      243     630
    Accrued expenses and other liabilities....................      730     524
                                                                -------  ------
    Total gross deferred tax assets...........................    2,528   1,877
    Valuation allowance.......................................   (2,454)     --
                                                                -------  ------
     Total deferred tax assets................................       74   1,877
                                                                -------  ------
   Deferred tax liabilities:
    Intangibles...............................................      (16)   (389)
    Other.....................................................     (289)   (303)
                                                                -------  ------
     Total deferred tax liabilities...........................     (305)   (692)
                                                                -------  ------
     Net deferred tax assets (liabilities)....................  $  (231) $1,185
                                                                =======  ======

   The valuation allowance for deferred tax assets was $2,454,000 and $0 as of December 31, 1997 and 1998, respectively. The net change in the total valuation allowance for the years ended December 31, 1996, 1997 and 1998 was an increase of $3,062,000, a decrease of $608,000 and a decrease of $2,454,000, respectively. The valuation allowance was reversed due to the Company's taxable earnings in 1998 and management's assessment that it is more likely than not that the remaining net deferred tax assets will be realized through future taxable earnings. The reversal of the valuation allowance attributable to acquired deferred tax assets reduced intangible assets by $2,083,000. The remaining reversal of the valuation allowance provided a tax benefit of $371,000 in the Company's consolidated statement of operations for the year ended December 31, 1998.

                         AMERICAN DENTAL PARTNERS, INC.

              For The Years Ended December 31, 1996, 1997 and 1998

   The net deferred tax assets (liabilities) consisted of the following at December 31 (in thousands):

                                      1997                     1998
                              -----------------------  ----------------------
                              Federal  State   Total   Federal  State  Total
                              -------  -----  -------  -------  -----  ------
   Deferred tax assets:
    Current.................. $   354  $  95  $   449  $   49   $  16  $   65
    Non-current..............   1,457    622    2,079   1,250     562   1,812
    Valuation allowance......  (1,807)  (647)  (2,454)     --      --      --
                              -------  -----  -------  ------   -----  ------
     Total deferred tax
      assets.................       4     70       74   1,299     578   1,877
                              -------  -----  -------  ------   -----  ------
   Deferred tax liabilities:
    Current..................      --     --       --      --      --      --
    Non-current..............    (203)  (102)    (305)   (497)   (195)   (692)
                              -------  -----  -------  ------   -----  ------
     Total deferred tax
      liabilities............    (203)  (102)    (305)   (497)   (195)   (692)
                              -------  -----  -------  ------   -----  ------
     Net deferred tax assets
      (liabilities).......... $  (199) $ (32) $  (231) $  802   $ 383  $1,185
                              =======  =====  =======  ======   =====  ======

   At December 31, 1997, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $2,092,000 which were utilized in full to offset Federal taxable income in 1998.

   The following table reconciles the Federal statutory income tax rate to the Company's effective income tax rate for the years ended December 31:

                                                            1996    1997   1998
                                                            -----   -----  ----
   Income taxes at Federal statutory rate.................. (34.0)%  34.0% 34.0%
   State taxes, net of Federal benefit.....................  (6.0)    4.0   5.5
   Valuation reserve and other changes.....................  33.0   (36.6) (5.0)
   Intangibles and other permanent differences.............   7.0     9.0   4.5
                                                            -----   -----  ----
   Effective income tax rate...............................    --%   10.4% 39.0%
                                                            =====   =====  ====

(7) Debt

   Long-term debt and capital lease obligations consist of the following at December 31 (in thousands):

                                                                  1997    1998
                                                                 ------- -------
   Revolving line of credit advances, collateralized by
    substantially all assets of the Company, all at a LIBOR-
    based rate of approximately 6.6%...........................  $16,700 $ 4,300
   Mortgages payable, secured, interest rates ranging from 8.6%
    to 8.8% payable in installments through 2015...............      727     660
   Note payable, unsecured, interest rate of 8.5% payable in
    installments, maturing in 2004.............................       45      40
   Subordinated notes payable to stockholders and former
    owners, bearing interest at 7%, maturing through 2005......    4,308   5,894
   Capital lease obligations...................................      247     165
                                                                 ------- -------
   Total long-term debt and capital lease obligations..........   22,027  11,059
   Less current maturities.....................................      774   1,079
                                                                 ------- -------
   Long-term debt and capital lease obligations, excluding
    current maturities.........................................  $21,253 $ 9,980
                                                                 ======= =======

                         AMERICAN DENTAL PARTNERS, INC.

              For The Years Ended December 31, 1996, 1997 and 1998

   Annual maturities of long-term debt and future minimum lease payments under capital leases as of December 31, 1998 are as follows (in thousands):

                                                               Long-term Capital
                                                                 Debt    Leases
                                                               --------- -------
   1999.......................................................  $ 1,029   $ 63
   2000.......................................................    1,052     50
   2001.......................................................    5,377     50
   2002.......................................................    1,104     31
   2003.......................................................    1,071     --
   Thereafter.................................................    1,261     --
                                                                -------   ----
    Total payments............................................  $10,894    194
                                                                =======
   Less amounts representing interest.........................              29
                                                                          ----
   Total obligations under capital leases.....................            $165
                                                                          ====

 Revolving Line of Credit

   In April 1997, the Company entered into a $30 million revolving line of credit agreement with a bank. In December 1998, the Company amended its line of credit to (i) increase the amount available under the line to $50 million, (ii) add two additional banks, (iii) extend the maturity date and (iv) modify certain other terms, including pricing. The credit facility is being used for general corporate purposes including acquisitions and affiliations. Borrowings under this line of credit bear interest at either prime or LIBOR plus a margin, at the Company's option. The margin for LIBOR loans is based upon the Company's debt coverage ratio and ranges up to 1.625%. In addition, the Company pays a commitment fee of 0.25% of the average daily balance of the unused line. Borrowings are limited to an availability formula based on adjusted EBITDA. The credit facility is secured by a first lien on substantially all of the Company's assets, including a pledge of the stock of the Company's subsidiaries. The Company is also required to comply with certain financial and other covenants. The line of credit matures in December 2001.

(8) Stockholders' Equity

 Preferred Stock

   The Company is authorized to issue up to 1,000,000 shares of Preferred Stock, $0.01 par value. At the closing of the initial public offering, 400,000 shares of Series A Convertible Preferred Stock (which were converted into 2,399,995 shares of Common Stock) and 70,000 shares of Series B Redeemable Preferred Stock (which were redeemed for cash) were restored to the status of undesignated preferred stock available for issuance.

   Preferred Stock may be issued in one or more series as determined by the Board of Directors without further stockholder approval, and the Board or Directors is authorized to fix and determine the terms, limitations, and relative rights and preferences of such Preferred Stock, and to fix and determine the variations among series of Preferred Stock. Any new Preferred Stock issued would have priority over the Common Stock with respect to dividends and other distributions, including the distribution of assets upon liquidation and dissolution. Such Preferred Stock may be subject to repurchase or redemption by the Company. The Board of Directors, without stockholder approval, could issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of the holders of Common Stock and the issuance of which, could be used by the Board of Directors in defense of a hostile takeover of the Company. As of December 31, 1998, there were no shares of Preferred Stock issued or outstanding.

                         AMERICAN DENTAL PARTNERS, INC.

              For The Years Ended December 31, 1996, 1997 and 1998


 Common Stock

   The Company is authorized to issue up to 25,000,000 shares of Common Stock, $0.01 par value, of which 2,394,212 and 7,436,066 shares were issued and outstanding at December 31, 1997 and 1998, respectively. In January and February of 1996, the Company sold 300,000 shares of its Common Stock for $100,000. Additionally, in January 1996, the Company sold 300,000 shares of its Common Stock, which were subject to certain restrictions, for $500. In connection with this transaction, the Company is recording compensation expense ratably as the restrictions lapse. Compensation expense amounted to $22,809, $24,884 and $24,888 for the years ended December 31, 1996, 1997 and 1998, respectively.

   On November 7, 1997, the Company approved a 6-for-1 split of the Company's Common Stock effected in the form of a stock dividend. All share and per share amounts in the accompanying consolidated financial statements have been retroactively restated to reflect this split.

 Initial Public Offering

   During the second quarter of 1998, the Company sold 2,587,500 shares of Common Stock in an initial public offering ("IPO") at $15.00 per share. Net proceeds to the Company after deducting underwriting discounts and commissions and offering expenses totaled approximately $34,596,000. Such proceeds were used to (i) redeem all the Series B Redeemable Preferred Stock, including unpaid dividends, in the amount of $7,851,000, (ii) repay outstanding indebtedness under the Company's revolving credit facility, including accrued interest, in the amount of $20,651,000 and (iii) complete additional affiliation transactions.

 Dividend Restriction

   The Company has not paid any cash dividends on its Common Stock and does not plan to pay any cash dividends on its Common Stock in the foreseeable future. Additionally, the terms of the Company's revolving credit facility prohibit it from paying dividends or making other payments with respect to its Common Stock without the lenders' consent.

(9) Stock Option Plans

 1996 Stock Option Plan

   The Company's 1996 Stock Option Plan, as amended (the "1996 Plan"), provides for the grant of stock options to key employees. The 1996 Plan permits the granting of options that qualify as incentive stock options and non-qualified options. The exercise price of such options is no less than the fair market value of the Common Stock at the time of grant. Options granted pursuant to the 1996 Plan expire ten years after the date of grant. At December 31, 1998, options for a total of 973,246 shares were reserved for issuance and options for 731,232 shares were outstanding under this Plan.

 1996 Time Accelerated Restricted Stock Option Plan

   The Company's 1996 Time Accelerated Restricted Stock Option Plan, as amended ("TARSOP Plan"), provides for the grant of stock options to key employees. Only non-qualified options may be granted pursuant to the TARSOP Plan. The exercise price of such options is no less than the fair market value of the Common Stock at the time of grant. These options vest at the end of the ninth year, but are subject to accelerated vesting based on achievement of certain performance measures. The total number of shares subject to the TARSOP is 360,360. Options to purchase all such shares have been granted and became exercisable at the completion of the IPO.

                         AMERICAN DENTAL PARTNERS, INC.

              For The Years Ended December 31, 1996, 1997 and 1998


 1996 Affiliate Stock Option Plan

   The Company's 1996 Affiliate Stock Option Plan, as amended (the "Affiliate Plan"), provides for the grant of stock options to certain persons associated with the affiliated dental practices. Only non-qualified options may be granted pursuant to the Affiliate Plan. The exercise price of such options is no less than the fair market value of the Common Stock at the time of grant. Options granted pursuant to the Affiliate Plan expire ten years after the date of grant. At December 31, 1998, options for a total of 110,000 shares were reserved for issuance and options for 89,586 shares were outstanding under this Plan.

 1996 Directors Stock Option Plan

   The Company's 1996 Directors Stock Option Plan, as amended (the "Directors Plan"), provides for the granting of options to outside directors. Only non-qualified options may be granted pursuant to the Directors Plan. The exercise price of such options is no less than the fair market value of the Common Stock at the time of grant. Options granted pursuant to the Directors Plan expire ten years after the date of grant. At December 31, 1998, options for a total of 60,000 shares were reserved for issuance and options for 24,800 shares were outstanding under this Plan.

 Stock Option Activity

   A summary of stock option activity under all the Company's stock option plans for the years ended December 31, 1996, 1997 and 1998 follows:

                                1996               1997                1998
                          ----------------- ------------------- -------------------
                                   Weighted            Weighted            Weighted
                                     Avg.                Avg.                Avg.
                                   Exercise            Exercise            Exercise
                          Options   Price    Options    Price    Options    Price
                          -------  -------- ---------  -------- ---------  --------
Outstanding at beginning
 of year................       --   $  --     566,670   $ 3.50  1,118,166   $ 8.69
Granted.................  571,170    3.50     552,096    14.04    101,518    12.01
Cancelled...............   (4,500)   0.33        (600)   14.17    (13,706)   13.42
                          -------   -----   ---------   ------  ---------   ------
Outstanding at end of
 year...................  566,670   $3.50   1,118,166   $ 8.69  1,205,978   $ 8.92
                          =======   =====   =========   ======  =========   ======
Exercisable at end of
 year...................   16,320   $7.59      72,098   $ 6.90    638,573   $ 5.77
                          =======   =====   =========   ======  =========   ======

   The Company accounts for stock options in accordance with APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for stock options issued been determined consistent with SFAS No. 123, the Company's net earnings in 1998 would have been reduced by approximately $28,000 with no impact on diluted net earnings per share. There would have been no impact to the Company's net earnings (loss) and diluted net loss per share in 1996 and 1997.

   The weighted average fair value of options granted during 1998 was $3.02. The fair values of the options granted were estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for grants in 1998: risk-free interest rate of 5.0%, expected life of four years, expected volatility of 56% and no dividends. The following assumptions for grants in 1996 and 1997 were used: risk-free interest rate of 6.7%, expected life of four years, no volatility and no dividends.

                         AMERICAN DENTAL PARTNERS, INC.

              For The Years Ended December 31, 1996, 1997 and 1998


   The following table summarizes information about stock options outstanding at December 31, 1998:

                      Options Outstanding        Options Exercisable
                -------------------------------- --------------------
                             Weighted
                              Average
                             Remaining  Weighted             Weighted
   Range of                 Contractual Average              Average
   Exercise       Number       Life     Exercise   Number    Exercise
    Prices      Outstanding  (in years)  Price   Exercisable  Price
   --------     ----------- ----------- -------- ----------- --------
    $0.33          352,770      6.3      $ 0.33    322,770    $ 0.33
$ 8.06--$11.50     223,700      7.6      $ 8.47    147,346    $ 8.33
$12.50--$13.00     125,242      8.6      $12.76     23,233    $12.51
    $14.17         504,266      8.5      $14.17    145,224    $14.17
                 ---------      ---      ------    -------    ------
                 1,205,978      7.7      $ 8.92    638,573    $ 5.77
                 =========      ===      ======    =======    ======

(10) Employee Benefit Plans

 1997 Employee Stock Purchase Plan

   The 1997 Employee Stock Purchase Plan, as amended (the "Employee Stock Purchase Plan"), enables eligible employees to purchase shares of Common Stock at a discount on a periodic basis through payroll deductions and is intended to meet the requirements of Section 423 of the Internal Revenue Code. Purchases occur at the end of option periods, each of six months' duration, except that the first such option period began concurrent with the completion of the IPO and ended on December 31, 1998. The purchase price of Common Stock under the Employee Stock Purchase Plan is 85% of the lesser of the value of the Common Stock at the beginning or the end of the option period. Prior to each option period, participants may elect to have from 2% to 10% of their pay withheld and applied to the purchase of shares at the end of the option period. The Employee Stock Purchase Plan imposes a maximum of $10,000 on the amount that may be withheld from any participant in any option period. A total of 200,000 shares of Common Stock has been reserved for issuance under the Employee Stock Purchase Plan, of which 30,814 shares were committed for issuance as of December 31, 1998.

   Under SFAS No. 123, compensation cost would have been recognized for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model with the following assumptions for 1998: risk-free interest rate of 5.6%, expected life of 0.71 years, expected volatility of 56% and no dividends. The fair value of those purchase rights granted in 1998 was $4.82 per share.

 Retirement Plans

   The Company has a Savings and Retirement Plan (401(k) Plan), adopted October 1, 1996, which is the Company's principal defined contribution retirement plan, which provides for a match of up to 3% of an employee's compensation. Additionally, at December 31, 1998, the Company had seven other defined contribution retirement plans which were acquired in connection with affiliation transactions. Total plan expense for the years ended December 31, 1996, 1997 and 1998 was $20,000, $189,000 and $423,000, respectively.

                         AMERICAN DENTAL PARTNERS, INC.

              For The Years Ended December 31, 1996, 1997 and 1998


(11) Earnings Per Share

   Earnings per share are computed based on Statement of Financial Accounting Standards No. 128 "Earnings per Share" ("SFAS 128"). SFAS 128 requires presentation of basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS") by all entities that have publicly traded common stock or potential common stock (options, warrants, convertible securities or contingent stock arrangements). Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings.

   The following table provides a reconciliation of the numerators and denominators of the basic and diluted loss per share computations for the years ended December 31 (in thousands, except per share amounts):

                                                        1996     1997     1998
                                                      --------  -------  ------
   Basic Earnings (Loss) Per Share:
   Net earnings (loss)..............................  $ (2,443) $ 1,070  $3,886
   Less: Dividends on Series A Convertible Preferred
    Stock...........................................      (109)    (632)   (200)
      Dividends on Series B Redeemable Preferred
      Stock.........................................       (96)    (560)   (195)
                                                      --------  -------  ------
   Net earnings (loss) available to common
    stockholders....................................  $ (2,648) $  (122) $3,491
                                                      ========  =======  ======
   Weighted average common shares outstanding.......       768    2,273   5,907
                                                      ========  =======  ======
   Net earnings (loss) per share....................  $ (3.45)  $(0.05)  $ 0.59
                                                      ========  =======  ======
   Diluted Earnings (Loss) Per Share:
   Net earnings (loss)..............................  $ (2,443) $ 1,070  $3,886
   Less: Dividends on Series A Convertible Preferred
    Stock...........................................      (109)    (632)     --
      Dividends on Series B Redeemable Preferred
      Stock.........................................       (96)    (560)   (195)
                                                      --------  -------  ------
   Net earnings (loss) available to common
    stockholders....................................  $ (2,648) $  (122) $3,691
                                                      ========  =======  ======
   Weighted average common shares outstanding.......       768    2,273   5,907
   Add: Dilutive effect of options (1)..............        --       --     237
     Assumed conversion of Series A Convertible Pre-
      ferred Stock (1)(2)...........................        --       --     723
                                                      --------  -------  ------
   Weighted average common shares as adjusted.......       768    2,273   6,867
                                                      ========  =======  ======
   Net earnings (loss) per share....................  $  (3.45) $ (0.05) $ 0.54
                                                      ========  =======  ======

--------
(1) The assumed conversion of Series A Convertible Preferred Stock and the dilutive effect of stock options were not included in the calculation of Diluted EPS for the years ended December 31, 1996 and 1997, as the inclusion of these items would have been antidilutive.
(2) In connection with the IPO, all 400,000 shares of Series A Convertible Preferred Stock were converted into 2,399,995 shares of Common Stock on April 21, 1998. The Diluted EPS calculation for the year ended December 31, 1998 assumes conversion of the Series A Convertible Preferred Stock to Common Stock as of January 1, 1998.

                         AMERICAN DENTAL PARTNERS, INC.

              For The Years Ended December 31, 1996, 1997 and 1998


(12) Selected Quarterly Operating Results (unaudited)

   The following table sets forth summary quarterly results of operations for the Company for the years ended December 31, 1997 and 1998 (in thousands, except per share amounts):

                                          First     Second    Third    Fourth
                                         Quarter   Quarter   Quarter   Quarter
                                         --------  --------  --------  -------
1997
----
Net revenue............................. $ 11,226  $ 12,076  $ 13,318  $16,650
Operating expenses......................   11,081    11,751    12,848   15,833
Earnings from operations................      145       325       470      817
Earnings before income taxes............      172       218       355      449
Income taxes............................       --         7        74       43
Net earnings............................ $    172  $    211  $    281  $   406
Net earnings (loss) per share:
 Basic.................................. $  (0.06) $  (0.04) $  (0.01) $  0.04
 Diluted................................ $  (0.06) $  (0.04) $  (0.01) $  0.04
Weighted average common shares
 outstanding:
 Basic..................................    2,213     2,228     2,255    2,394
 Diluted................................    2,213     2,228     2,255    2,593
1998
----
Net revenue............................. $ 18,171  $ 20,217  $ 22,334  $23,368
Operating expenses......................   16,963    18,637    20,248   20,791
Earnings from operations................    1,208     1,580     2,086    2,577
Earnings before income taxes............      769     1,374     1,893    2,330
Income taxes............................      300       536       738      906
Net earnings............................ $    469  $    838  $  1,155  $ 1,424
Net earnings per share:
 Basic.................................. $   0.06  $   0.12  $   0.16  $  0.19
 Diluted................................ $   0.06  $   0.11  $   0.15  $  0.19
Weighted average common shares
 outstanding:
 Basic..................................    2,429     6,265     7,428    7,436
 Diluted................................    2,632     7,103     7,660    7,671

                         AMERICAN DENTAL PARTNERS, INC.

                               UNAUDITED INTERIM

                       CONSOLIDATED FINANCIAL STATEMENTS

                         AMERICAN DENTAL PARTNERS, INC.

                          CONSOLIDATED BALANCE SHEETS
               (in thousands, except share and per share amounts)

                                                       December 31, March 31,
                                                           1998        1999
                                                       ------------ ----------
                                                                    (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents...........................   $ 2,091     $ 2,995
  Accounts receivable.................................       186         218
  Receivables due from affiliated practices...........     4,579       5,586
  Inventories.........................................       585         779
  Prepaid expenses and other receivables..............     1,466       1,569
  Deferred income taxes...............................        65          65
                                                         -------     -------
    Total current assets..............................     8,972      11,212
                                                         -------     -------
Property and equipment, net...........................    12,943      15,401
                                                         -------     -------
Non-current assets:
  Intangible assets, net..............................    47,152      56,461
  Deferred income taxes...............................     1,120       1,528
  Other assets........................................       348         351
                                                         -------     -------
    Total non-current assets..........................    48,620      58,340
                                                         -------     -------
    Total assets......................................   $70,535     $84,953
                                                         =======     =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................................   $ 3,010     $ 4,158
  Accrued compensation, benefits and taxes............     3,426       3,572
  Accrued expenses....................................     3,377       4,234
  Income taxes payable................................       805         661
  Current maturities of debt..........................     1,079       1,184
                                                         -------     -------
    Total current liabilities.........................    11,697      13,809
                                                         -------     -------
Non-current liabilities:
  Long-term debt......................................     9,980      20,076
  Other liabilities...................................       553         748
                                                         -------     -------
    Total non-current liabilities.....................    10,533      20,824
                                                         -------     -------
    Total liabilities.................................    22,230      34,633
                                                         -------     -------
Stockholders' equity:
  Preferred stock, par value $0.01 per share,
   1,000,000 shares authorized, no shares issued or
   outstanding........................................        --          --
  Common stock, par value $0.01 per share, 25,000,000
   shares authorized, 7,436,066 and 7,517,448 shares
   issued and outstanding.............................        74          75
  Additional paid-in capital..........................    45,742      46,396
  Unearned compensation...............................       (24)        (18)
  Retained earnings...................................     2,513       3,867
                                                         -------     -------
    Total stockholders' equity........................    48,305      50,320
                                                         -------     -------
Commitments and contingencies
    Total liabilities and stockholders' equity........   $70,535     $84,953
                                                         =======     =======

      See accompanying notes to interim consolidated financial statements.

                         AMERICAN DENTAL PARTNERS, INC.

                      CONSOLIDATED STATEMENTS OF EARNINGS
                    (in thousands, except per share amounts)

                                                                 Three Months
                                                                     Ended
                                                                   March 31,
                                                                ---------------
                                                                 1998    1999
                                                                ------- -------
                                                                  (unaudited)
Net revenue.................................................... $18,171 $26,234
                                                                ------- -------
Operating expenses:
  Salaries and benefits........................................   9,649  12,913
  Lab fees and dental supplies.................................   2,196   3,507
  Office occupancy.............................................   1,609   2,445
  Other operating expenses.....................................   1,645   2,154
  General corporate expenses...................................     975   1,196
  Depreciation.................................................     556     768
  Amortization of intangibles..................................     333     554
                                                                ------- -------
    Total operating expenses...................................  16,963  23,537
                                                                ------- -------
Earnings from operations.......................................   1,208   2,697
  Interest expense, net........................................     439     284
                                                                ------- -------
Earnings before income taxes...................................     769   2,413
  Income taxes.................................................     300   1,059
                                                                ------- -------
  Net earnings ................................................ $   469 $ 1,354
                                                                ======= =======
Net earnings per common share:
  Basic ....................................................... $  0.06 $  0.18
  Diluted...................................................... $  0.06 $  0.18
Weighted average common shares outstanding:
  Basic .......................................................   2,429   7,471
  Diluted......................................................   2,632   7,669


      See accompanying notes to interim consolidated financial statements.

                         AMERICAN DENTAL PARTNERS, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                   FOR THE THREE MONTHS ENDED MARCH 31, 1999
                                 (in thousands)
                                  (unaudited)

                         Common Stock  Additional                           Total
                         -------------  Paid-in     Unearned   Retained Stockholders'
                         Shares Amount  Capital   Compensation Earnings    Equity
                         ------ ------ ---------- ------------ -------- -------------
Balance at December 31,
 1998................... 7,436   $ 74   $45,742      $ (24)     $2,513     $48,305
  Common stock issued
   for acquisitions and
   affiliations.........    50      1       351         --          --         352
  Common stock issued
   for the employee
   stock purchase plan..    31     --       303         --          --         303
  Amortization of
   unearned
   compensation.........    --     --        --          6          --           6
  Net earnings..........    --     --        --         --       1,354       1,354
                         -----   ----   -------      -----      ------     -------
Balance at March 31,
 1999................... 7,517   $ 75   $46,396      $ (18)     $3,867     $50,320
                         =====   ====   =======      =====      ======     =======



      See accompanying notes to interim consolidated financial statements.

                         AMERICAN DENTAL PARTNERS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                           Three Months Ended
                                                               March 31,
                                                           -------------------
                                                             1998      1999
                                                           --------- ---------
                                                               (unaudited)
Cash flows from operating activities:
  Net earnings............................................ $    469  $   1,354
  Adjustments to reconcile net earnings to net cash
   provided by operating activities:
    Depreciation..........................................      556        768
    Amortization of intangibles...........................      333        554
    Other amortization....................................       25         26
    Changes in assets and liabilities, net of acquisitions
     and affiliations:
      Accounts receivable.................................       45        511
      Receivables due from affiliated practices...........      148     (1,640)
      Other current assets................................     (111)      (149)
      Accounts payable and accrued expenses...............     (281)       798
      Accrued compensation, benefits and taxes............   (1,061)      (354)
      Income taxes payable................................      439       (144)
                                                           --------  ---------
        Net cash provided by operating activities.........      562      1,724
                                                           --------  ---------
Cash flows from investing activities:
  Acquisitions and affiliations, net of cash acquired.....   (2,590)    (7,038)
  Capital expenditures, net...............................     (669)    (2,592)
  Other...................................................     (423)      (490)
                                                           --------  ---------
        Net cash used for investing activities............   (3,682)   (10,120)
                                                           --------  ---------
Cash flows from financing activities:
  Borrowings under (repayments of) revolving line of
   credit, net............................................    3,850      9,597
  Common stock issued for the employee stock purchase
   plan...................................................       --        303
  Repayment of borrowings.................................     (387)      (586)
  Payment of initial public offering costs................     (322)        --
  Payment of debt issuance costs..........................       --        (14)
                                                           --------  ---------
        Net cash provided by financing activities.........    3,141      9,300
                                                           --------  ---------
Increase in cash and cash equivalents.....................       21        904
Cash and cash equivalents at beginning of period..........    4,675      2,091
                                                           --------  ---------
Cash and cash equivalents at end of period................ $  4,696  $   2,995
                                                           ========  =========
Supplemental disclosure of cash flow information:
  Cash paid during the period for interest, net........... $    361  $     156
                                                           ========  =========
  Cash paid during the period for income taxes, net....... $     13  $   1,203
                                                           ========  =========
Acquisitions and affiliations:
  Assets acquired......................................... $  4,228  $  11,101
  Liabilities assumed and issued..........................   (1,391)    (3,575)
  Common stock issued.....................................     (247)      (359)
                                                           --------  ---------
  Cash paid...............................................    2,590      7,167
  Less cash acquired......................................       --       (129)
                                                           --------  ---------
        Net cash paid for acquisitions and affiliations... $  2,590  $   7,038
                                                           ========  =========

      See accompanying notes to interim consolidated financial statements.

                         AMERICAN DENTAL PARTNERS, INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(1) Basis of Presentation

   The interim consolidated financial statements include the accounts of American Dental Partners, Inc. and its wholly-owned subsidiaries (the "Company"). All intercompany balances and transactions have been eliminated in consolidation.

   The Company does not own any interests in or control the activities of the affiliated dental practices. Accordingly, the financial statements of the affiliated dental practices are not consolidated with those of the Company.

   The interim consolidated financial statements are unaudited, but in the opinion of management include all adjustments, which consist only of normal and recurring adjustments, necessary for a fair presentation of its financial position and results of operations. Results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements of the Company as of and for the year ended December 31, 1998.

(2) Acquisitions and Affiliations

   During 1998, the Company acquired substantially all the assets of ten dental practices and simultaneously entered into 40-year service agreements with four of the affiliated dental groups (six practices joined existing affiliates). The aggregate purchase price paid in connection with these transactions consisted of approximately $18.4 million in cash, $2.2 million in subordinated promissory notes, $1.0 million in deferred payments, 54,354 shares of Common Stock and future contingent payments for one affiliation based on a multiple of service fees received in excess of a predetermined threshold for each of the three years ending May 31, 1999, 2000 and 2001. All transactions completed in 1998 are referred to as the "1998 Transactions."

   From January 1, 1999 to March 31, 1999, the Company acquired substantially all the assets of five dental group practices and simultaneously entered into 40-year service agreements with two of the affiliated dental groups (three practices joined existing affiliates). The aggregate purchase price paid in connection with these transactions consisted of approximately $7.2 million in cash, $0.7 million in subordinated promissory notes, $0.3 million in deferred payments and 50,568 shares of Common Stock. All transactions completed in 1999 are referred to as the "1999 Transactions."

   The 1998 and 1999 Transactions completed through March 31, 1999 are as follows:

          Date                    Affiliated Group                     Location(s)
          ----                    ----------------                     -----------
January 1998............ Associated Dental Care Providers   Phoenix and Tucson, AZ
April 1998.............. Family Care Dental Centers         Janesville, Kenosha and Racine, WI
April 1998.............. John E. Carey, D.D.S. and          Madison, WI
                          James J. Peterman, D.D.S.
April 1998.............. Leroy S. Crapanzano, D.D.S.        Hammond, LA
June 1998............... Reston Dental Group                Reston, VA
June 1998............... TSC Dental Centers                 Houston, TX
July 1998............... Indiana Dental Group               Indiana, PA
September 1998.......... Mintz & Pincus Dental Group        Oxon Hill and Waldorf, MD
September 1998.......... Westmore Dental Group              Mt. Pleasant, PA
November 1998........... St. Croix Valley Orthodontics      Hudson, WI
February 1999........... Dental Care of Alabama             Birmingham and Tuscaloosa, AL
February 1999........... CIGNA HealthCare of Arizona        Phoenix, AZ
March 1999.............. OK Dental                          Oklahoma City and Tulsa, OK
March 1999.............. Jack G. Stacker, D.D.S.            Wausau, WI
March 1999.............. Kenneth W. Van Sickle, Jr., D.M.D. Mt. Pleasant, PA

                         AMERICAN DENTAL PARTNERS, INC.
        NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The accompanying interim consolidated financial statements include the results of operations under the service agreements from the date of acquisition. The excess of the purchase price of all the 1998 and 1999 Transactions over the estimated fair value of the net assets acquired has been recorded as intangible assets.

(3) Earnings Per Share

   Earnings per share are computed based on Statement of Financial Accounting Standard No. 128 "Earnings per Share" ("SFAS 128"). SFAS 128 requires presentation of basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS") by all entities that have publicly traded common stock or potential common stock (options, warrants, convertible securities or contingent stock arrangements). Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings.

   The following table provides a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the three months ended March 31:

                                                           Three Months Ended
                                                                March 31,
                                                           --------------------
                                                             1998       1999
                                                           ---------  ---------
                                                             (in thousands,
                                                            except per share
                                                                  data)
Basic Earnings Per Share
Net earnings.............................................  $     469  $   1,354
Less: Dividends on Series A Convertible Preferred Stock..       (165)        --
Dividends on Series B Redeemable Preferred Stock.........       (159)        --
                                                           ---------  ---------
Net earnings available to common stockholders............  $     145  $   1,354
                                                           =========  =========
Weighted average common shares outstanding...............      2,429      7,471
                                                           =========  =========
Net earnings per share...................................  $    0.06  $    0.18
                                                           =========  =========
Diluted Earnings Per Share
Net earnings.............................................  $     469  $   1,354
Less:Dividends on Series A Convertible Preferred Stock...       (165)        --
Dividends on Series B Redeemable Preferred Stock.........       (159)        --
                                                           ---------  ---------
Net earnings available to common stockholders............  $     145  $   1,354
                                                           =========  =========
Weighted average common shares outstanding...............      2,429      7,471
Add: Dilutive effect of options..........................        203        198
Assumed conversion of Series A Convertible Preferred
 Stock (1)...............................................         --         --
                                                           ---------  ---------
Weighted average common shares as adjusted...............      2,632      7,669
                                                           =========  =========
Net earnings per share...................................  $    0.06  $    0.18
                                                           =========  =========

(1) The assumed conversion of Series A Convertible Preferred Stock was not included in the calculation of Diluted EPS for the three months ended March 31, 1998, as the inclusion of this item would have been antidilutive.

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   No person has been authorized in connection with the offering made hereby to give any information or to make any representations not contained in this prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implications that the information contained herein is correct as of any date subsequent to the date hereof.

                               -----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Our Company..............................................................  13
Dividend Policy..........................................................  14
Price Range of Common Stock..............................................  14
Capitalization...........................................................  15
Selected Historical Consolidated Financial
Data.....................................................................  16
Management's Discussion and Analysis of Financial Condition and Results
of Operations............................................................  18
Business.................................................................  29
Management...............................................................  40
Certain Transactions.....................................................  46
Principal Stockholders...................................................  48
Description of Capital Stock.............................................  49
Description of Subordinated Notes........................................  50
Shares Eligible for Future Sale..........................................  51
Plan of Distribution.....................................................  53
Validity of Securities...................................................  53
Experts..................................................................  53
Index to Financial Statements............................................ F-1

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                        AMERICAN DENTAL PARTNERS, INC.

                        750,000 Shares of Common Stock

                                      And

                   $25,000,000 Aggregate Principal Amount of
                         Subordinated Promissory Notes

                                  -----------

                                  PROSPECTUS

                                  -----------


                                 May 28, 1999

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